As filed with the Securities and Exchange Commission on September 27, 2004

Registration No. 333-115438

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CALLWAVE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	4822	77-0490995
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

136 West Canon Perdido Street, Suite A

Santa Barbara, CA 93101

(805) 690-4000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David F. Hofstatter

136 West Canon Perdido Street, Suite A

Santa Barbara, CA 93101

(805) 690-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael E. Pfau, Esq. Bruce W. McRoy, Esq. Reicker, Pfau, Pyle, McRoy & Herman LLP 1421 State Street, Suite B Santa Barbara, California 93101 (805) 966-2440	Jeffrey D. Saper, Esq. Robert G. Day, Esq. Paul B. Shinn, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated September 27, 2004

CallWave, Inc.

4,000,000 Shares

Common Stock

This is the initial public offering of CallWave, Inc. We are offering 4,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “CALL.”

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions
Proceeds, before expenses, to CallWave, Inc.

We have granted the underwriters the right to purchase up to 600,000 additional shares of common stock to cover any over-allotments.

Deutsche Bank Securities

Piper Jaffray

First Albany Capital

WR Hambrecht + Co

The date of this prospectus is             , 2004.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including “Risk Factors” and the consolidated financial statements and the related notes.

Our Business

We provide application services on a subscription basis that add features and functionality to the telecommunications services used by mainstream consumers and small and home offices. Our software-based services are delivered to consumers and small and home offices through our proprietary Enhanced Services Platform, which allows subscribers to manage calls across their existing landline, mobile and Internet networks. We refer to this process as call-bridging. Our affordable call-bridging services enable subscribers to receive calls on any communications device that is available to them at the time without requiring them to purchase or install additional hardware. For example, our platform allows subscribers who can not answer a call on their home telephone (because either they are not home or the line is busy), to screen and accept the call on a mobile phone or on a personal computer connected to the Internet using voice-over-IP technology. Unlike traditional call-forwarding services, our software allows our subscribers to screen a voicemail in real-time before deciding whether to take the call on their existing landline, mobile or Internet networks, enabling our mass-market subscribers to more effectively manage their personal telecommunications.

By bridging incoming calls across subscribers’ existing landline, mobile and Internet networks, our subscribers realize greater value from their existing telecommunications services. Our services extend the functionality of our subscribers’ existing lines by adding easy to use, enhancements such as real-time voicemail with call screening, and virtual phone and fax numbers. As of June 30, 2004, we had approximately 797,000 paying subscribers for these application services. Because our services improve the utilization of existing telecommunications networks, we believe that our application services complement the efforts of landline, mobile and Internet service providers to reduce their subscriber churn. This has allowed us to establish cooperative relationships with network service providers.

We began offering our current services on a paid, subscription basis in April 2001. We continued to sustain net losses through the quarter ended December 31, 2001, experienced our first quarter of profitability in the quarter ended March 31, 2002, and have been profitable in each quarter since. We had an accumulated deficit of $16,933,000 as of June 30, 2004.

The emergence of mobile telephones and the Internet has reshaped the communications market. A decade ago, households and small and home offices typically used a landline telephone as their primary means of communication. Today, both mobile telephones and the Internet are commonly used in addition to traditional landline telephones. Mobile telephones and the Internet, which penetrated early adopter markets in the 1990s, have now reached mass-market acceptance with cost-conscious consumers and small and home offices—the mainstream market—by delivering to users compelling value at affordable prices. International Data Corporation, or IDC, an independent industry research firm, estimates that there were over 106 million households and over 19 million small and home offices in the United States at the end of 2003. Mainstream users increasingly subscribe to a combination of landline phone, mobile phone and Internet services, but do not have an effective means of managing communications across these networks. We provide mainstream users with software-based services that allow them to bridge inbound communications across their existing devices and otherwise manage their incoming calls.

Our objective is to be the leading provider of application services that help mainstream consumers and small and home offices utilize their existing telecommunications services more efficiently and cost-effectively. The key elements of our strategy are to:

•	maintain focus on the needs of the mainstream market;

•	continue our subscriber-driven approach to product development and marketing;

•	provide affordable application services for mainstream telecommunications users;

•	extend and enhance component applications and service levels; and

•	extend our reach through strategic relationships with network service providers.

Corporate Information

We were incorporated in California in 1998. We reincorporated in Delaware in September 2004. Our principal executive offices are located at 136 West Canon Perdido Street, Suite A, Santa Barbara, California, and our telephone number at this address is (805) 690-4000. Our website is www.callwave.com. The information on our website is not part of this prospectus.

Our wholly-owned subsidiary, Liberty Telecom, is a Nevada-based Competitive Local Exchange Carrier, or CLEC, that provides us access to telecommunications services.

Our registered trademarks include CallWave, our CallWave logo, our CW Logo, ECallerID, Fax2Email, FaxWave, our FaxWave name design, Liberty Telecom, The Future of Faxing and Internet Answering Machine.

We have applied for a trademark for our Take The Call slogan. This prospectus contains other trade names, trademarks and service marks of ours and of other companies.

THE OFFERING

Type of securities	Common stock

Shares to be offered	4,000,000 shares

Shares outstanding after this offering	18,905,016 shares

Use of proceeds	We anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital and potential acquisitions. See the section titled “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CALL

Risk factors	See “Risk Factors” beginning on page 5 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

The common stock outstanding after the offering is based on the number of shares outstanding as of June 30, 2004, and excludes:

•	2,374,812 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $2.11 per share;

•	840,553 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $2.70 per share, which do not expire upon the consummation of this offering;

•	1,700,000 shares reserved for issuance under our 2004 Stock Incentive Plan; and

•	120,000 shares reserved for issuance under our Employee Stock Purchase Plan.

•	574,327 shares reserved and available for granting options under our 2000 Stock Option Plan. We will not grant additional options under our 2000 Stock Option Plan following the closing of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of each outstanding share of our convertible preferred stock into six- tenths, or 0.6, of one share of our common stock immediately prior to the closing of this offering;

•	a 3-for-5 reverse stock split of our common stock that was effected in September 2004; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following tables provide summary consolidated financial data for the periods presented. This summary consolidated financial data should be read together with the sections titled “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The pro forma balance sheet data gives effect upon the closing of this offering to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if it had occurred on June 30, 2004. The pro forma as adjusted balance sheet data gives further effect to the application of the net proceeds from our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. See the sections titled “Use of Proceeds” and “Capitalization” for additional information.

	Fiscal Year Ended June 30,
	2000	2001	2002	2003	2004

Statement of Operations Data:
Revenues	$487	$2,883	$16,383	$22,488	$38,886
Operating income (loss)	(9,624)	(14,498)	(3,010)	1,601	10,917
Net income (loss)	(9,642)	(16,054)	(3,050)	1,636	11,515
Net income (loss) per share:
Basic	$(1.78)	$(2.95)	$(0.55)	$0.29	$1.96
Diluted	(1.78)	(2.95)	(0.55)	0.11	0.73
Pro forma basic					0.80
Shares used in net income (loss) per share:
Basic	5,406	5,436	5,500	5,562	5,886
Diluted	5,406	5,436	5,500	15,291	15,674
Pro forma basic					14,425

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$6,187	$6,187	$41,887
Marketable securities	7,003	7,003	7,003
Restricted cash	335	335	335
Working capital	11,262	11,262	46,962
Total assets	21,628	21,628	57,328
Convertible preferred stock	28,761	—	—
Accumulated deficit	(16,933)	(16,933)	(16,933)
Total stockholders’ equity	15,523	15,523	51,223

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock.

Risks Related To Our Business

We have a limited operating history, which will make it difficult to predict our future results.

We were formed in August 1998; some of our free services became commercially available in October 1999 and we began charging for certain of our services in April 2001. Because of our limited operating history, there is limited operating and financial data about us upon which to base an evaluation of our potential future performance and an investment in our common stock. In addition, we do not expect to achieve in future periods the rates of growth that we realized in our net income or our net cash from operating activities in prior periods. You should consider our business and prospects in light of the risks and difficulties we may encounter, including those frequently encountered by new companies competing in rapidly evolving markets, such as increased competition from well-established companies, declining growth rates as evolving markets mature, fluctuating operating results and managing our system of internal controls in a rapidly changing environment. If we are unable to execute our plans and grow our business, either as a result of the risks identified in this section or for any other reason, our results of operations may suffer.

If network service providers elect to bundle services similar to ours that they obtain from other providers or to develop such services themselves as part of their product offering, we could lose many of our paying subscribers.

A large portion of our current subscriber base generally obtains access to the Internet through dial-up connection network service providers. The market for communications services is competitive, and many service providers attempt to attract and retain subscribers by offering a collection of services. While service providers that provide Internet call waiting and call-bridging services generally impose a separate charge, those service providers may in the future bundle such services with their other service offerings, thereby effectively offering these services for no incremental fee. If we lose subscribers to those network service providers that bundle services that are competitive with ours and we are unable to find replacement subscribers willing to pay for our services, our business, revenues and profitability would be adversely affected.

If we do not attract and retain subscribers, we will not be able to expand our business.

We must continue to attract new subscribers to our enhanced services in order to significantly increase our revenues. Our ability to cost-effectively attract new subscribers will depend in part on our ability to consistently provide our subscribers a high-quality experience for filtering, managing and delivering calls and to successfully market and sell those services to the mainstream market. If mainstream consumers and small and home offices do not perceive that our services provide value, or if we introduce new services that are not favorably received by our existing and potential subscribers, or if we do not effectively market our services, we may not be able to attract or retain subscribers. In addition, some new subscribers originate from referrals from existing subscribers. If we do not continue to satisfy our existing subscribers, then we may not continue to attract new subscribers through such referrals. If we are unable to attract new subscribers on a cost-effective basis, our business will not grow and our results of operations may be adversely affected.

Subscribers cancel their subscriptions for our services for many reasons, including a perception that they do not use the service often enough to justify the monthly fees, delivery of the service takes too long, the service is not worth the monthly fees and subscriber service issues are not satisfactorily resolved. If our subscribers cancel subscriptions at an increased rate, we may have to incur significantly higher marketing expenditures to attract large numbers of new subscribers. These investments may not maintain or improve subscriber retention. If our subscribers cancel subscriptions at a significant rate, or if we are not able to cost-effectively attract and retain sufficient subscribers to offset such cancellations and grow our business, our operating results would be adversely affected.

If we are unable to continue to attract and retain subscribers as the Internet access market further transitions from dial-up to broadband, our ability to generate revenues may be adversely affected.

The majority of our subscribers currently access the Internet through a dial-up connection. Those subscribers are often attracted to our enhanced services because our services allow those subscribers to monitor their incoming telephone calls while their main telephone line is busy accessing the Internet. We believe that over time most dial-up subscribers will switch to broadband that allows subscribers to use the Internet while simultaneously receiving telephone calls on their primary telephone lines. Although we have not generated substantial revenues from broadband access subscribers, we expect the growth of our business to depend upon our ability to expand and market our services successfully to broadband access subscribers. Because broadband access subscribers can receive telephone calls on their main line while they are accessing the Internet without our services, we may have difficulty attracting broadband subscribers if we are not able to successfully market to them the other features of our services. We may be required to develop additional technologies or make improvements to our existing technologies in order to market our services effectively to users that have broadband Internet access. If we are unable to expand our services and market our services effectively to broadband access subscribers, then the trend toward broadband Internet access would cause us to lose subscribers and likely adversely affect our business, results of operations and financial condition.

We face competition from well-capitalized hardware vendors, software vendors and service providers against whom we may not be able to successfully compete.

Competition in the communications and information services industries is intense. We face competition for our offerings from Internet service providers, such as AOL, landline and wireless telephone companies, such as AT&T, cable companies and other communications hardware, software and services vendors. These companies are better capitalized, have greater name recognition and significantly larger existing subscriber bases than we do. We may also face competition in the future from communications hardware and software companies that are currently focused on other markets, including 8X8, Net2Phone and Vonage. If these or other companies provide services similar to ours, we may not be able to compete effectively, which would harm our results of operations and financial condition.

There are limited barriers to entry for other companies to provide services that compete with ours.

Telecommunications services were historically provided by companies that made substantial capital investments in their networks. The size of those investments and the time required to deploy those networks served as significant barriers to entry into such markets. In contrast, we provide software-based enhanced services that do not require substantial capital expenditures to deploy and maintain. As a result, other companies with strong technical staffs and a knowledge of the communications and information services industries could compete with us without facing significant capital expenditures or other barriers to entry. For example, some companies are creating networks that will provide access to the Internet through local telephone calls that may enable us and others to avoid the need to integrate long-distance services to provide our enhanced offerings. That development may allow other companies to compete with us without having to purchase, install or maintain the relatively more complicated hardware currently necessary to utilize the underlying public switched telephone network. As a result, we may face increasing competition from companies with significantly greater resources than we have, which may force us to reduce our prices and increase our operating expenses to remain competitive. If we are not able to compete successfully with these companies, we may lose customers or fail to grow our business as we anticipate, either of which could harm our financial condition, results of operations and prospects.

We rely upon the networks of numerous long-distance and local carriers to provide services to our subscribers. If the cost of these services were to increase, we may not be able to profitably provide our services to our subscribers.

In providing services to our subscribers, we incur a number of telecommunications costs which are beyond our control. In order to deliver our services to our subscribers, our services re-route certain telephone calls from our subscribers’ telephone lines to toll-free numbers that we have leased, from that toll-free number to our software-based switching facility, and then from that facility to the number that the subscribers designate. The re-routing of calls from our subscribers’ lines relies, in part, upon the toll-free network, as well as upon long-distance and local services that we purchase from network service providers. The cost of these services, which we integrate into our service offerings, is beyond our control and may increase for a number of reasons, including:

•	a general increase in wholesale long-distance rates or charges for call forwarding services;

•	an election by service providers to implement a new pricing structure on the services that we currently purchase;

•	an election by third-party service providers to impose charges for services which are currently toll-free; and

•	an increase in subscriber usage patterns that increases the cost of the services that we purchase.

Our ability to offer services to our subscribers at competitive rates is partially dependent upon our ability to use that toll-free telephone network and our subsidiary’s ability to procure telephone network access and services on a reliable basis and at reasonable prices. If we are unable to effectively manage the cost of our network services, then our pricing structure with a significant number of our subscribers would increase, which could make it difficult to conduct business at attractive margins.

There are a limited number of long-distance and interconnection service providers that are able to provide the services on which we rely.

We currently have contracts with four service providers for long-distance services, and our wholly-owned subsidiary, Liberty Telecom, LLC also has interconnection agreements with other telecommunications companies, which together provide us with services that we integrate into our enhanced offerings. Each of those contracts may be terminated without cause by the service provider upon advance written notice. The required notice period, in each instance, is less than the amount of time that we would likely need to negotiate a contract with a successor provider and modify our system to re-route our subscribers’ inbound calls to that successor’s network. In addition, there are only a limited number of service providers with which we can contract to provide these services. As a result, if one or more of the service providers from which we currently procure long-distance or interconnection services were to terminate our existing contractual relationships, we may not be able to locate a substitute provider on a timely basis and upon reasonable terms, if at all, in order to avoid a disruption or loss of service to our subscribers. If we are not able to purchase access to sufficient long-distance and interconnection services at reasonable prices, we may not be able to profitably provide our services to our subscribers and our operating results and financial condition would be harmed.

We rely upon the Internet and other networks controlled by third parties to provide our services and if we are not able to maintain access to these networks at reasonable rates, we may not be able to profitably provide our services.

We provide our services by integrating and enhancing underlying services on other companies’ networks that rely on the public switched telephone network, across the private networks constructed and owned by other companies such as those in the cable industry, and across the Internet. If the owners of any one or more of those networks were either to refuse to transport calls to our subscribers, or were to impose significantly higher charges for those calls, or if applicable regulations were to impose significantly higher charges for those calls, we would likely face increased operating costs, our profitability could suffer and our business could be harmed.

Because a significant portion of our subscribers are price sensitive, we may not be able to increase the charges for our services without adversely affecting our ability to attract and retain paying subscribers.

Our subscribers are generally price sensitive. In response to that sensitivity, we have attempted to control our costs in order to be able to charge low subscription rates, which generally range from $1.50 to $7.95 per month, and are as high as $9.95 per month in limited circumstances. We expect that recruiting new subscribers may become more expensive on average if we increase our marketing efforts. If we experience significant cost increases or otherwise want to increase our margins, we may be unable to increase our monthly charges by an amount sufficient to allow us to maintain margins or our profitability, and our business and operating results could be adversely affected.

We are dependent upon the availability of reasonably priced call-forwarding services to provide our services to the majority of our subscribers in a cost-effective manner.

Customers who subscribe to certain of our services typically subscribe to call-forwarding services from their local telephone service provider. Generally, these call-forwarding services are available to our subscribers at a reasonable price. If the service providers do not provide these services at a reasonable price, the overall price of obtaining our services may exceed the amount that our current and potential subscribers are willing to pay. If the prices for these services increase, a significant number of our subscribers may terminate their subscriptions for our services.

Because the secondary facility for our subsidiary’s existing telephone switching equipment is not yet operational, a catastrophic event at Liberty Telecom’s primary facility would cause the disruption of our services to subscribers.

Our enhanced services currently depend on telecommunications services from our subsidiary, Liberty Telecom, which are provided using a single call-switching facility in Reno, Nevada. A catastrophic event, such as an earthquake or a fire, that destroys part or all of the facility would disrupt our business and prevent us from providing services to our subscribers for an extended period of time. While Liberty Telecom is developing a secondary call-switching facility and we already are using this facility to provide some data services to our subscribers, the second facility may not be fully operational on a timely basis, or at all. Because our subscribers expect our services to match the high reliability that characterizes services in the communications and information services industries generally, any failure in our ability to service our subscribers could cause us to lose significant numbers of subscribers, and make it more difficult to obtain new paying subscribers.

A system failure or a breach of our network security could delay or interrupt service to our subscribers or lead to a misappropriation of our confidential information.

Our operations are dependent upon our ability to protect our computer network from interruption, unauthorized entry, computer viruses and other similar events. In the past year, we experienced one outage of our entire system which occurred following the failure of redundant components and lasted approximately two hours. From time to time, we have also experienced limited system interruptions. While these interruptions did not significantly harm our business, our existing and planned precautions may not be adequate to prevent a significant interruption in the operation of our network in the future. Despite the implementation of security measures, our infrastructure also may be vulnerable to computer viruses, hackers or similar disruptive problems caused by our subscribers, employees or other Internet users who attempt to invade public and private data networks. A system failure or a breach of our security measures may lead to a disruption in service, or the misappropriation of confidential information, which may result in significant liability to us and also may deter current and potential subscribers from using our services. Any system failure or security breach that causes interruptions or data loss in our operations or in the computer systems of our subscribers could cause us to lose paid subscribers and harm our business, prospects, financial condition and results of operations.

Our subscriber acquisition costs vary depending upon prevailing market conditions and may increase significantly in the future.

Our subscriber acquisition costs are dependent largely upon our ability to purchase multiple types of advertising at a reasonable cost. Our advertising costs vary over time, depending upon a number of factors, some of which are beyond our control, such as seasonality, the particular mix of advertising we use and the rate at which we convert potential subscribers into paying subscribers. Historically, we have used Internet advertising as the primary means of marketing our services. In the future, we expect to expand to other more expensive forms of advertising, such as television, radio and direct mail, which would increase our subscriber acquisition costs. Our sales and marketing and other costs of acquiring new subscribers are substantial relative to the monthly fees derived from subscriptions. Based on historical trends, we expect those costs to continue to rise. If we are not able to reduce our other operating costs, increase our subscriber base or increase revenue per subscriber to offset these anticipated increased subscriber acquisition costs, our results of operations and financial condition would be adversely affected.

If we do not successfully anticipate the service demands of our subscribers, we may be unable to successfully attract and retain subscribers.

We must accurately forecast the features and functionality required by our current and potential subscribers. In addition, we must design and implement service enhancements that meet subscriber requirements in a timely and efficient manner. We may not successfully determine subscriber requirements and, therefore, may not be able to satisfy subscriber demands. Furthermore, as our current subscribers’ needs change, we may not be able to identify, design and implement in a timely and efficient manner services incorporating the type and level of features desired by our subscribers. If we fail to accurately determine or effectively market subscriber feature requirements or service enhancements, we may lose current subscribers or fail to attract new subscribers, and may be unable to grow our revenues.

Other persons may assert claims that our business operations or technology infringe or misappropriate their intellectual property rights, which could increase our costs of operation and distract management and could result in expensive settlement costs.

Other companies or individuals, including our competitors, may claim that we infringe or misappropriate their intellectual property rights. From time to time, third parties have contacted us, asserting that we may infringe their intellectual property rights. For example, in December 2003 and April 2004, a major communications infrastructure company delivered to one of our distributors two letters, in which we were not named, offering to negotiate with our distributor a nonexclusive license to certain patents that the infrastructure company believed to be relevant to our service and implying that our service may infringe those patents. We are in the process of evaluating those letters, which have been provided to us by that distributor. As part of this process, we have received a legal opinion from our intellectual property counsel that our services do not infringe the patents of this infrastructure company, although there is no assurance that a court would agree with that opinion.

We also received a letter from America Online, Inc., or AOL, in September 2004 in which AOL offered to discuss with us a license to U. S. Patent No. 5,809,128, “Method and apparatus permitting notification and control of blocked incoming calls over a data network,” or the ‘128 patent, and implying that our services may infringe the ‘128 patent. In 2000 and 2001, we had periodically discussed a license for the ‘128 patent with Infointeractive Services, the company that owned the ‘128 patent and was subsequently acquired by AOL. We have received an opinion of counsel that our operations did not and do not infringe the ‘128 patent, although we can offer no assurance that a court would agree with that opinion. AOL has substantial resources, and may elect to assert a claim that our operations infringe the ‘128 patent. If such a claim is asserted and we are unable to resolve the matter by agreement, then we would likely incur substantial attorneys’ fees to defend against any such claim. The outcome of any such claim is uncertain, and an adverse judgment would likely have a material adverse impact upon our business and results of operations.

In addition, in July 2004, the licensing agent for J2 Global Communications, Inc., or J2, sent to us a letter suggesting that an aspect of our services may employ inventions covered by U. S. Patent No. 6,350,066, “Systems and methods for storing, delivering and managing messages,” or the ‘066 patent, which J2 recently had acquired, and offering a non-exclusive license for that patent. On August 24, 2004, J2 filed a complaint against us in the United States District Court for the Central District of California, alleging that our operations infringe the ‘066 patent. J2’s complaint seeks injunctive relief and unspecified damages, among other relief. We have reviewed the ‘066 patent and believe that although the claims of the ‘066 patent disclose systems and methods that may resemble portions of our prior operations, we do not use those same systems and methods in our present operations. Therefore, we believe that we do not infringe any claim of the ‘066 patent in our present operations. We currently anticipate that the risks of the J2 litigation relate primarily to whether any aspect of our prior operations may have infringed the ‘066 patent, and whether we may be ordered to pay money damages to J2 with respect to prior periods. We have received an opinion from our patent counsel that the claims of the ‘066 patent are not infringed by our operations as presently constituted. However, the outcome of any litigation is inherently uncertain. We can offer no assurance that our present operations or past operations will not be determined to infringe or to have infringed the ‘066 patent, and we anticipate that J2 will continue to pursue litigation with respect to its claims. Accordingly, we cannot predict whether the J2 matter will have a material adverse effect on our business, operating results, financial condition and cash flows. Please see the section titled “Legal Proceedings” on page 61 for additional disclosure regarding the J2 litigation.

A determination that we have infringed the intellectual property rights of a third party, including in any of the above-referenced matters, could expose us to substantial damages, restrict our operations or require us to procure costly licenses to the intellectual property that is the subject of the infringement claims. Such a license may not be available to us on acceptable terms or at all. Any effort to defend ourselves from assertions of infringement or misappropriation of a third party’s intellectual property rights, whether or not we are successful, would be expensive and time-consuming and would divert management resources. Any adverse determination that we have infringed the intellectual property rights of a third party, or the costs we incur to defend ourselves against such claims, whether or not we are successful, would have a material adverse impact on our business and results of operations.

Our customers or other companies with whom we have a commercial relationship could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger support and indemnification obligations, which could result in substantial expenses, including the payment by us of costs and damages relating to patent infringement. In addition to the time and expense required for us to meet our support and indemnification obligations, any such litigation could hurt our relations with our customers and other companies. Thus, the sale of our services could decrease. Claims for indemnification may be made by third parties with whom we do business and such claims may harm our business, prospects, financial condition and results of operations.

We might not be able to protect and enforce our intellectual property rights, which could impair our ability to compete and reduce the value of our services.

We rely primarily upon a combination of trademark, trade secret, copyright and patent law protections, and contractual restrictions to protect our proprietary technology. Those measures may not provide meaningful protection. For example, any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. Such patents could be challenged or circumvented by our competitors or declared invalid or unenforceable in judicial or administrative proceedings. The failure of any patents to adequately protect our technology would make it easier for our competitors to offer similar services. With respect to our proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology or marks without authorization or to develop similar technology independently. Monitoring unauthorized use of our proprietary technology or marks is difficult and costly. We may not be able to detect unauthorized use of, or to take appropriate steps to enforce, our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If we commence an action to terminate a third party’s authorized use of our intellectual property rights, we may face challenges to the validity and enforceability of our proprietary rights and may not prevail in any litigation regarding those rights. Any efforts to enforce or determine the scope of our intellectual property rights, whether initiated by us or a third party, would be expensive and time-consuming, would divert management resources and could adversely affect our business, whether or not such litigation results in a determination favorable to us.

We historically have acquired some of our subscribers through third-party affiliate networks, and there is no guarantee that these networks will continue to function as a cost-effective or reliable method of acquiring subscribers.

We historically have compensated third-party affiliate networks for generating a portion of our subscribers. When members of a network generate a new subscriber for us, we pay a referral fee to the coordinator of that affiliate network, such as BeFree, Inc., or Commission Junction, and the coordinator then shares a portion of that fee with the particular member of the affiliate network who generated our subscriber. The performance of these affiliate networks as a cost-effective subscriber acquisition method depends upon a number of factors that are beyond our control, including seasonality and the particular mix of advertising our affiliate members use. If the effectiveness of these affiliate networks diminishes, then our ability to generate paid subscribers may be adversely affected. These networks occasionally are victimized by individuals who attempt to generate referral fees by submitting fabricated registration data. We have policies and procedures to confirm the legitimacy of attempted registrations, and in the past we have identified fabricated registrations on two occasions. Despite such policies and procedures, we may not be able to effectively detect and address such attempts in the future. While we do not pay any referral fees for such illegitimate attempted registrations that we detect, any delay in detecting such attempts may adversely affect the accuracy of our forecasts of future revenues and earnings.

If we are unable to obtain additional telephone numbers, we may not be able to grow our subscriber base.

Our future success will depend in part upon our ability to procure sufficient quantities of telephone numbers in area codes where our subscribers are located at costs we can afford. The ability of telecommunications carriers to provide us with telephone numbers to be used in conjunction with our services depends on applicable regulations, the practices of telecommunications carriers that provide telephone numbers, and the level of demand for new telephone numbers. In addition, the Federal Communications Commission, or FCC, has regulations concerning numbering resource utilization. If Liberty Telecom does not sufficiently utilize the numbers assigned to it, it may have to relinquish control of those unused numbers. Furthermore, the FCC and state public utility commissions periodically review numbering utilization, and may in the future propose additional changes to regulations governing number assignment and availability. Failure to have access to telephone numbers in a timely and cost-effective manner, or the loss of use of numbers we have accessed or may access, could prevent us from entering some markets or slow our growth in the markets in which we currently sell our services.

Our Enhanced Services Platform is a complex hardware and software system that could fail and cause service interruptions to our subscribers.

Our hardware and software systems are complex and are critical to our business. If our systems fail, our subscribers might experience reduced levels of service or service interruptions. In the past year, we have experienced occasional unplanned outages, including one system- wide outage that lasted for approximately two hours. Software-based services, such as ours, may contain undetected errors or failures when introduced or when new versions are released. Errors may be found in our software before or after commercial release, and, as a result, we may experience development delays or a disruption of our services. Failures in our system or interruptions to our service could cause us to lose paying subscribers and harm our business, prospects, financial condition and results of operations.

We are dependent upon billing arrangements with regional telephone companies for collecting fees from many of our subscribers.

We currently collect the majority of our revenues through billing arrangements in which our subscribers’ regional telephone companies collect our service fees from our subscribers and forward those fees to us. As of June 30, 2004, approximately 68% of our paying subscribers were billed through their local telephone company. We collect the remainder of our revenues through our subscribers’ credit cards and checks. If the telephone companies terminated those billing arrangements, or if the cost of those arrangements increased significantly, we may be unable to continue to collect a significant portion of our revenues in this manner, and instead would have to collect those revenues through use of subscribers’ credit cards, by having subscribers mail checks to us, or by other means. Because many subscribers prefer to pay for our services through their telephone bills, any need to rely upon alternative means to collect a significant portion of our revenues may lead to a loss of a substantial portion of the subscribers who currently pay for our services as part of their monthly bill from their telephone company, a decline in the rate at which we increase the number of our paying subscribers, or significant delinquencies in payments by our subscribers. If we are not able to successfully manage and maintain these billing relationships, our bad debt reserves may increase and we may lose subscribers that prefer paying for our services on their local telephone bill.

If we are unable to maintain access to national IP-protocol based networks, then our business and results of operations may be adversely affected.

Historically, calls to our subscribers were routed on long-distance circuits through the public switched telephone network to our software switching facilities in Nevada. That structure requires that we often pay for long-distance telephone service. We expect to link calls to our subscribers to and from our centralized platform increasingly through the public Internet or third-party managed Internet protocol networks, which would not change how we provision services to our subscribers, but would allow us to reduce our cost of sales by using more of the less expensive Internet and local telephone network minutes and fewer of the more expensive long-distance telephone network minutes. We recently entered into a contract with a provider of these Internet and managed Internet protocol network services, which is a privately managed Internet where access is controlled to ensure quality of service. If we are unable to establish and effectively manage such relationships on a cost-effective basis, or if the costs associated with Internet and local telephone network minutes increase, then our ability to manage our costs may be adversely affected and our results of operations may suffer.

We have installed a new accounting software system, and we may encounter technical or operational difficulties during the transition that could disrupt our operations.

We have recently installed a new financial accounting system, and we may encounter technical and operating difficulties during the transition to that new system. We may experience problems in implementing the new system as our financial employees learn the new system, transfer data from our existing system to the new system and operate with the new system. The transition may not be completed promptly or at all. Any difficulties that we encounter in implementing the new system may disrupt our ability to deal effectively with our employees, subscribers, vendors and other companies with which we have commercial relationships and also may prevent us from effectively closing a quarterly period and reporting our financial results in a timely manner.

Our success depends in large part upon our retention of our executive officers and our ability to hire and retain additional key personnel.

Our future performance depends in large part upon the continued services of our executive officers and other key technical, operations and management personnel, in particular David F.

Hofstatter, our chief executive officer. Our future success also depends on our continuing ability to attract and retain highly qualified technical, operations and managerial personnel. Competition for such personnel is intense, and we may not be able to retain our key employees or attract or retain other highly qualified technical, operations and management personnel in the future. The loss of the services of one or more of our executive officers or other key employees or our inability to attract and retain additional qualified personnel could harm our business and prospects.

Our business and operations are experiencing rapid growth. If we fail to manage our growth, our business and operating results will be harmed.

We have experienced, and continue to experience, rapid growth in our business and operations, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. As the number of our subscribers and the volume of their calls increases, we will need to be able to continue to expand and adapt our network systems. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. Our ability to manage future growth, if it occurs, would depend upon our ability to scale the capacity, reliability and security of our network systems and our ability to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth would be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements include:

•	enhancing our information and communication systems to ensure that our offices are coordinated and that we can effectively communicate with our base of subscribers;

•	enhancing systems of internal controls to ensure timely and accurate reporting of our operations;

•	documenting our information technology systems and our business processes for our systems; and

•	improving our information technology infrastructure to maintain the effectiveness of our search systems.

We may need to raise additional capital to support the growth of our operations, but such additional funds may not be available.

Our future capital needs are difficult to predict. We may require additional capital in order to take advantage of opportunities, including strategic alliances and potential acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Additionally, funds generated from our operations may be less than anticipated. As of June 30, 2004, we had total working capital of $11.3 million and $6.2 million of cash and cash equivalents. For the 12 months ending June 30, 2005, we anticipate making capital expenditures of approximately $900,000. While we believe that our current capital resources along with the proceeds from this offering will be sufficient to fund our operations for the next 12 months, we may need to raise additional funds either by borrowing money or issuing additional equity in order to handle unforeseen contingencies or take advantage of new opportunities. We may not be able to raise such funds on favorable terms, if at all. If we are unable to obtain additional funds, then we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business or prospects.

We may acquire other businesses or license technologies, and if we do, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

Our business strategy in the future may include the acquisition of other businesses or licensing of technologies. We may not be able to identify, negotiate, integrate or finance any such future acquisition or license successfully. We have not acquired any companies to date and have no arrangements or agreements with respect to any potential acquisition and, therefore, have no experience with integrating other business operations or technologies with ours. If we engage in any such strategic transaction, then we may encounter unforeseen operating challenges and expenses that may require a significant amount of management time that otherwise would be devoted to running our operations. If we undertake acquisitions or other strategic transactions, then we may issue shares of stock that dilute the interests of existing stockholders; and we may incur debt, assume contingent liabilities, or create additional expenses related to amortizing intangible assets, any one or more of which may harm our business and results of operations.

Risks Related To Our Industry

We may not be able to respond to the rapid technological change of the communications and information services industries and, as a result, our business may be adversely affected.

The communications and information services industries are undergoing rapid and significant technological change. We cannot predict the effect of technological changes on our business. We expect that new services and technologies will emerge in the markets in which we compete. Those new services and technologies may be superior to the services and technologies that we provide or those new services may render our services and technologies obsolete. In addition, those services and technologies may not be compatible with ours. If we are not able to effectively respond to technological changes, the services we provide may no longer be attractive to our current and potential subscribers and our business, prospects, financial condition and results of operations may be harmed.

We may be required to incur significant costs to modify our systems in order to meet the requirements of the Communications Assistance to Law Enforcement Act.

The Communications Assistance to Law Enforcement Act, or CALEA, requires telecommunications carriers to have the capability to perform wiretaps and to record other call identifying information. There is substantial uncertainty within the industry as to how to implement these requirements with respect to packet-switched networks, such as that operated by Liberty Telecom. As Liberty Telecom expands its service offerings, further modifications to its local switching equipment may be necessary to comply with applicable laws and regulations. On March 12, 2004, the FCC issued a public notice seeking public comment with respect to a Petition for Rulemaking (Docket RM-10865) filed by the Department of Justice, Federal Bureau of Investigation and U.S. Drug Enforcement Agency, seeking to resolve various outstanding issues associated with the implementation of CALEA. That proceeding could result in additional regulatory burdens for us and for Liberty Telecom. Complying with CALEA and rules implementing CALEA may require us to incur substantial costs, which could negatively impact our results of operations.

Our services may become subject to burdensome regulations that could increase our costs or restrict our service offerings.

We provide our services through data transmissions over public telephone lines and other facilities provided by telecommunications companies. The underlying transmissions are typically subject to regulation by the FCC, state public utility commissions and, in the future, could become subject to regulation by foreign governmental authorities. These regulations affect the prices that we pay for transmission services, the competition we face from communications service providers that may choose to offer enhanced services similar to ours and other aspects of our market. As a software-based provider of enhanced services, we believe we are not currently subject to direct regulation by the FCC or generally by state public utility commissions, although our wholly-owned subsidiary, Liberty Telecom, is a telecommunications carrier subject to state and federal regulation as a Competitive Local Exchange Carrier. As communications services increasingly are delivered over the Internet and as we expand the services that we offer, our business may become increasingly regulated. Liberty Telecom is required to have a certificate of public convenience and necessity in order to operate in the state of Nevada as a Competitive Local Exchange Carrier. If Liberty Telecom were to lose its certificate, we may not be able to obtain access to telecommunications services at rates or on other terms and conditions that are as favorable as those that we currently have. As we introduce new offerings, it is possible that some of them may fall within existing telecommunications regulations, increasing our costs. Changes in the federal and state regulatory rules, or developments in the interpretation of existing regulations, could decrease our revenue, increase our costs or restrict our service offerings.

Future legislation, regulation, or legal decisions affecting the Internet, Internet telephony or IP-enabled services could restrict our business, prevent us from offering our services or increase our cost of doing business.

At present there are few laws, regulations or rulings that specifically address access to or commerce on the Internet, including the provision of Internet protocol-based telephony and other IP-enabled services. We are unable to predict the impact, if any, that future legislation, regulations or legal decisions may have on our business. However, the growth in the market for IP-based telephony and other IP-enabled communications, and the popularity of these services, create the risk that governments and agencies increasingly will seek to regulate services such as our current offerings. Many legislative and regulatory actions are underway or are being contemplated by federal and state authorities, including the FCC and various state regulatory agencies. For example:

•	On November 1, 2003, a federal law expired that had barred certain multiple or discriminatory state and local taxes on electronic commerce and certain taxes on Internet access. Legislation is currently pending in the United States Congress retroactively to extend and make permanent that ban, with modifications. It is not clear whether such legislation will be enacted. If such legislation is not enacted, our products and services could become subject to additional state and local taxes.

•	On March 10, 2004, the Federal Communication Commission released a notice of proposed rulemaking (Docket 04-36) and sought public comment regarding the regulatory classification, rights and obligations of services supported by IP technologies.

•	On April 21, 2004, the FCC released a narrow declaratory ruling finding that certain Internet protocol telephony services are telecommunications services upon which interstate access charges may be assessed. Prior to this decision, the FCC had never ruled that a service relying on Internet-protocol technology was a telecommunications service. The ruling illustrates that certain Internet-protocol based services may become subject to costs and regulations that, previously, were not thought to be applicable. This ruling, however, is not likely to have any direct effect on us in the near future.

•	On May 21, 2004, the New York Public Service Commission ruled that Vonage must become certified as a telephone corporation and file a tariff for the provision of an IP-

based communications application service that Vonage had previously held out as an information service. The Commission concluded that Vonage, by owning and managing equipment used to connect its customers to other customers, via the public telephone networks, as necessary, was operating a “telephone line used to facilitate telecommunications to its customers” and, under state law, was a telephone corporation. On June 30, 2004, the federal district court in the Southern District of New York issued a temporary injunction to prohibit the effectiveness of the New York Public Service Commission decision. A hearing has been scheduled for January 2005 to determine whether the ruling should become permanent. Vonage, after a similar adverse decision before the Minnesota Public Utilities Commission, had sought both review by a federal court and a preemptive ruling by the FCC. The petition before the FCC is pending, although the federal district in Minnesota ruled that the Public Utilities Commission had both ruled incorrectly and that it was outside the state’s jurisdiction to regulate Vonage’s service. The Minnesota PUC has appealed.

•	On June 11, 2004, the Washington State Utilities and Transportation Commission ruled that LocalDial, a company offering phone-to-phone voice over Internet protocol, or VoIP, service, is a telecommunications company that should be regulated in the same manner and to the same extent as interexchange carriers that provide functionally identical services. LocalDial customers use ordinary touch-tone telephones to make voice calls that are transmitted using a local carrier’s wires. The Washington Commission noted that LocalDial advertised its services as “unlimited long distance calling for a low flat rate” and “supplemental phone service for domestic long distance calling.”

The specific services at issue in the New York and Washington state public utility commission decisions cited above were offered to the public as substitutes for, or as substantially equivalent to, existing telecommunications services. In contrast, the services that we currently offer are not offered to the public as substitutes for, or as substantially equivalent to, existing telecommunications services. Our services allow our customers to manage calls which are initiated by third parties to our customers and completed over the local service facilities of our customers’ existing telecommunications service providers. As such, our customers could not use our service unless they are also receiving telecommunications services from their own service provider. The New York and Washington cases suggest an increased interest by some state commissions in regulating services that may be perceived as the functional equivalent of local phone service. If state regulators attempt to regulate the enhanced services that we provide or determine that the enhanced services that we provide are currently subject to their regulatory provisions, then we may be faced with substantially increased regulatory burdens and costs.

Regulatory proceedings, legislative efforts and adjudications, including but not limited to some of those described above, may lead to the imposition of additional regulatory obligations and requirements on us in the provision of our services, including but not limited to certification requirements, interstate or intrastate access charges, regulatory fees, payments to universal service support funds, taxes related to Internet or IP-enabled communications, requirements to provide free access to certain users, regulations based on encryption concerns, consumer protection requirements and certain minimum service levels. We could conceivably become subject to requirements and obligations not only at the federal level, but also in any of the states in which we have customers or from which third persons initiate communications to call our customers, as well as in any of those jurisdictions in which facilities exist or activities occur which support our offerings. Further, if we expand into additional lines of business or make new service offerings, we could become subject to existing or future regulation or other legal requirements, including but not limited to those which apply to telecommunications services and the providers of such services. The impact of federal or state legislative, regulatory, or adjudicatory actions or requirements may include an increase in our costs, adversely affect how we conduct our business, and adversely affect our financial condition and results of operations.

Risks Related To This Offering And Our Common Stock

Our executive officers, directors and 5% stockholders own a significant percentage of our stock and will be able to exercise significant influence over stockholder votes.

Our executive officers, directors and 5% stockholders together beneficially own approximately 83.0% of our common stock immediately prior to the closing of this offering, including shares subject to options and warrants that confer beneficial ownership of the underlying shares and will own approximately 66.8% of our common stock after the sale of the shares in this offering, assuming no exercise of the underwriters’ over-allotment option. Accordingly, these stockholders, for the foreseeable future will continue to have significant influence over our affairs including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Existing stockholders will hold a significant number of shares that will be eligible for future sale. The sale of substantial amounts of these shares, or the prospect of such sales, could cause the price of our common stock to decline.

Sales of substantial amounts of shares of our common stock in the public market, or the prospect of such sales, could adversely affect the market price of our common stock. Upon completion of this offering, and based upon the shares outstanding at August 31, 2004 we will have outstanding 18,983,808 shares of common stock. More than 99% of the shares outstanding prior to this offering are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. and us. After the 180-day period, 9,689,859 shares held by current stockholders will be eligible for sale under Rule 144, Rule 144(k) or Rule 701. The remaining 5,293,949 shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144, Rule 144(k) or Rule 701. Certain existing stockholders holding approximately 8,634,935 shares of common stock are also entitled to certain registration rights with respect to their shares of common stock. See the sections titled “Shares Eligible for Future Sale” and “Description of Capital Stock—Registration Rights” for additional information.

There may be a limited market for our common stock, and you may not be able to resell your shares at or above the initial public offering price.

There has not been a public market for our common stock. Even though we anticipate that our shares will be quoted on the Nasdaq Stock Market, an active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. See the section titled “Underwriting” for more information regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.

The price of our common stock may fluctuate significantly, which could lead to losses for stockholders.

The trading prices of securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Further, our common stock has no prior trading history. Factors, some of which are beyond our control, that could affect the trading price of our common stock may include:

•	variations in our results of operations;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	litigation, legislation, regulation or technological developments that adversely affect our business;

•	changes in the estimates of our results of operations, changes in recommendations and the research and reports that may be published by any securities analyst that elects to follow our company or industry; and

•	market conditions in our industry, the industries of our subscribers and the economy as a whole.

Provisions in Delaware law and our charter documents may make it difficult for a third party to acquire us and could depress the price of our common stock.

Provisions of Delaware law, our certificate of incorporation and our bylaws could make it more difficult for a third party to acquire control of us. For example:

•	we are subject to Section 203 of the Delaware General Corporation Law, which would make it difficult for another party to acquire us without the approval of our board of directors;

•	our certificate of incorporation authorizes our board of directors to issue preferred stock without requiring stockholder approval, and preferred stock could be issued as a defensive measure in response to a takeover proposal; and

•	our certificate of incorporation or bylaws:

•	creates a classified board of directors;

•	prohibits cumulative voting in the election of directors;

•	limits the persons who may call special meetings of our stockholders; and

•	imposes advance notice requirements for nominations for election to our board of directors and for proposing matters to be acted upon by our stockholders.

These and other provisions of Delaware law, our certificate of incorporation and our bylaws may make it more difficult for a third party to acquire us even if an acquisition might be in the best interests of our stockholders, and the price at which shares of our common stock are purchased and sold therefore may be depressed.

Our management may not effectively use the proceeds of this offering.

Our management has broad discretion over the use of proceeds from the sale of our stock in this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our business and results of operations.

If we are successful in completing our initial public offering, we will incur increased costs as a result of being a public company.

As a public company, we will incur significant additional legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to further increase our legal and financial compliance costs and to make certain compliance and reporting activities more time-consuming. We also expect it to be more difficult and more expensive for us to obtain and maintain director and officer liability insurance, which may cause us to accept reduced policy limits and reduced coverage or to incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur, but these additional costs and demands on management time and attention may harm our business and results of operations.

Purchasers in this offering will incur immediate and substantial dilution in the book value of their investment.

Our initial public offering price will be substantially higher than the $1.04 in pro forma net tangible book value per share of our common stock as of June 30, 2004. Therefore, if you purchase our shares in this offering you will incur immediate and substantial net tangible book value dilution of $7.29 per share from the price you paid, based on an assumed initial public offering price of $10.00 per share. Additional dilution will result if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase common stock. For a further description of the dilution that you could experience immediately after this offering, please see the section titled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new applications and services; development of additional strategic relationships; our market opportunity; our strategy; our expectations concerning litigation, regulatory developments or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

•	our ability to maintain and expand our user base;

•	industry competition;

•	our ability to continue to execute our growth strategies;

•	litigation, legislation, regulation or technological developments affecting our business;

•	general economic conditions; and

•	other factors discussed in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $35.7 million, or approximately $41.3 million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discount and commissions and estimated offering expenses. The principal purposes of this offering are to increase our working capital, to create a public market for our common stock and to facilitate future access to the public capital markets.

We have not made specific plans with respect to the net proceeds of this offering and, therefore, cannot specify with certainty the particular uses for the net proceeds. Our management will have significant flexibility in applying the net proceeds. We will use the net proceeds of this offering for working capital and general corporate purposes, including increased sales and marketing, research and development and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the net proceeds, we intend to invest those proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, as if it had occurred on June 30, 2004; and

•	on a pro forma as adjusted basis to give further effect to the application of the net proceeds from our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

All share numbers reflect a 3-for-5 reverse stock split of our common stock that was effected in September 2004.

You should read this table together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$6,187	$6,187	$41,887
Marketable securities	7,003	7,003	7,003
Restricted cash	335	335	335

Stockholders’ equity:
Preferred Stock, $0.0001 par value; 20,511,594 shares authorized, 14,230,941 shares issued and outstanding, actual; 10,000,000 shares authorized, 0 shares issued and outstanding, pro forma; 10,000,000 shares authorized, 0 shares issued and outstanding, pro forma as adjusted	28,761	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized, 6,366,501 shares issued and outstanding, actual; 100,000,000 shares authorized, 14,905,016 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 18,905,016 shares issued and outstanding, pro forma as adjusted	3,998	32,759	68,459
Deferred stock-based expense	(303)	(303)	(303)
Accumulated deficit	(16,933)	(16,933)	(16,933)

Total stockholders’ equity	$15,523	$15,523	$51,223

In the table above, the number of shares outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2004, does not include:

•	2,374,812 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $2.11 per share;

•	840,553 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $2.70 per share, which do not expire upon the consummation of this offering;

•	1,700,000 shares reserved for issuance under our 2004 Stock Incentive Plan; and

•	120,000 shares reserved for issuance under our Employee Stock Purchase Plan.

•	574,327 shares reserved and available for granting options under our 2000 Stock Option Plan. However, we will not grant additional options under our 2000 Stock Option Plan following the closing of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of June 30, 2004, our pro forma net tangible book value was approximately $15,523,000, or $1.04 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by buyers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

After giving effect to the receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma net tangible book value as of June 30, 2004, would have been approximately $51.2 million, or $2.71 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.67 per share to existing stockholders and an immediate dilution of $7.29 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$10.00
Pro forma net tangible book value per share as of June 30, 2004	1.04
Increase in pro forma net tangible book value per share attributable to new investors	1.67

Pro forma net tangible book value per share after this offering		2.71

Dilution per share to new investors		$7.29

The following table summarizes, as of June 30, 2004, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses (in thousands, except per share data):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,905	79%	$29,408	42%	$1.97
New investors	4,000	21	40,000	58	10.00

Total	18,905	100%	$69,408	100%	3.67

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will decrease to approximately 76% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to 4,600,000, or approximately 24%, of the total number of our shares of our common stock outstanding after this offering.

In the discussion and table above, the number of shares outstanding as of June 30, 2004, does not include:

•	2,374,812 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $2.11 per share;

•	840,553 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $2.70 per share, which do not expire upon the consummation of this offering;

•	1,700,000 shares reserved for issuance under our 2004 Stock Incentive Plan; and

•	120,000 shares reserved for issuance under our Employee Stock Purchase Plan.

•	574,327 shares reserved and available for granting options under our 2000 Stock Option Plan. However, we will not grant additional options under our 2000 Stock Option Plan following the closing of this offering.

If any of these are exercised, there will be further dilution to new public investors.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The statement of operations data for the years ended June 30, 2002, 2003 and 2004 and the balance sheet data as of June 30, 2003 and 2004 are derived from, and are qualified by reference to, our consolidated financial statements, which are included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 2000 and 2001 and the balance sheet data at June 30, 2000, 2001 and 2002 are derived from our consolidated financial statements, which are not included elsewhere in this prospectus.

	Fiscal Year Ended June 30,
	2000	2001	2002	2003	2004
Statements of Operations Data:
Revenues	$487	$2,883	$16,383	$22,488	$38,886

Cost of sales	1,565	5,222	6,568	8,467	11,673

Gross profit	(1,078)	(2,339)	9,815	14,021	27,213

Operating expenses:
Sales and marketing	5,004	6,215	4,180	3,959	5,987
Research and development	2,090	3,965	4,382	4,894	5,294
General and administrative	1,452	1,979	4,263	3,376	4,985
Impairment of long-lived assets	—	—	—	191	30

Total operating expenses	8,546	12,159	12,825	12,420	16,296

Operating income (loss)	(9,624)	(14,498)	(3,010)	1,601	10,917
Interest income (expenses), net	(17)	(1,555)	(39)	36	93

Income before income taxes	(9,641)	(16,053)	(3,049)	1,637	11,010
Income tax expense (benefit)	1	1	1	1	(505)

Net income (loss)	$(9,642)	$(16,054)	$(3,050)	$1,636	$11,515

Net income (loss) per share:
Basic	$(1.78)	$(2.95)	$(0.55)	$0.29	$1.96
Diluted	(1.78)	(2.95)	(0.55)	0.11	0.73
Pro forma basic					0.80
Shares used in net income (loss) per share:
Basic	5,406	5,436	5,500	5,562	5,866
Diluted	5,406	5,436	5,500	15,291	15,674
Pro forma basic					14,425

	As of June 30,
	2000	2001	2002	2003	2004
Consolidated Balance Sheet Data:
Cash and cash equivalents	$222	$198	$1,446	$2,380	$6,187
Marketable securities	—	—	—	—	7,003
Restricted cash	—	—	—	—	335
Working capital (deficit)	(5,239)	(3,039)	(1,601)	685	11,262
Total assets	2,784	3,761	4,882	7,439	21,628
Convertible preferred stock	7,323	25,706	28,761	28,761	28,761
Accumulated deficit	(10,980)	(27,034)	(30,084)	(28,448)	(16,933)
Total stockholders’ equity (deficit)	(3,066)	(463)	977	2,725	15,523

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties and reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors” beginning on page 5.

Overview

We provide application services on a subscription basis that add features and enhanced functionality to the telecommunications services used by mainstream consumers and small and home offices. Our software-based services are delivered on our proprietary Enhanced Services Platform, which allows subscribers to manage calls across existing landline, mobile and Internet networks. As of June 30, 2004, we had approximately 797,000 paying subscribers for these application services. Because our services improve the utilization of existing telecommunications services by our subscribers, we believe that our application services complement the efforts of landline, mobile and Internet service providers to reduce their subscriber churn. This has allowed us to establish cooperative relationships with network service providers.

We first marketed our services in February 1999. We initially offered our services for free, partially supported by advertising revenues. From inception through March 2001, we staffed our operations, built our infrastructure, created, marketed and delivered our services and obtained a sizable base of free subscribers. Our advertising revenues, however, were insufficient to support operations and we sustained net losses throughout this period. We supported operations with financing obtained from issuing five series of preferred stock, generating total paid-in capital of approximately $29,000,000.

In April 2001, we began offering our current services on a paid, subscription basis and started to transition our business from an advertising-based model to a paid subscription-services model. We continued to sustain net losses through the quarter ended December 31, 2001. During the quarter ended March 31, 2002 we had grown our paying subscriber base substantially, and we had our first quarter of profitability. We have continued to grow our paying subscriber base, and we have been profitable every quarter since. However, because our near-term focus is to grow our subscriber base and market share, we expect to increase our customer acquisition expenses significantly and, as a result, may sacrifice operating margins and profitability in order to develop our long-term growth prospects.

As of June 30, 2004, our accumulated deficit was $16,933,000, resulting from net losses sustained from inception through the quarter ended December 31, 2001, partially offset by net income earned since the quarter ended March 31, 2002.

We currently derive substantially all of our revenues from subscription fees at rates generally ranging from $1.50 per month for CallWave Alert to $7.95 per month for CallWave Connect, our most feature-rich level of service. We also provide an enhanced version of CallWave Connect at $9.95 per month to a limited number of subscribers. For the year ended June 30, 2004, our average subscription fee per subscriber was approximately $4.50. Currently, we offer new subscribers a 30-day free trial of our CallWave Connect service, with charges starting for the service level selected by the subscriber at the end of that 30-day period. As of March 31, 2004, we had approximately 88,000 new users on a free 30-day free trial period. For the users who initiated their free 30-day trial period in the month ended March 31, 2004, approximately 38% of those users became paying subscribers within 90 days of their registration date. We market our software and services directly to consumers through our website and online advertising, and indirectly through our channel relationships with EarthLink and several smaller service providers.

We have a limited history of revenue growth and profitability, and we cannot be certain that our revenues will continue to grow or that we will maintain profitability in the future. We cannot accurately predict our future growth rate, if any, or the ultimate size of our market. Our ability to increase revenues and maintain profitability depends on a number of factors outside of our control, including the extent to which:

•	our services are able to gain market acceptance, particularly as broadband Internet access increases penetration in the mainstream market;

•	we are able to acquire and retain subscribers on a cost-effective basis;

•	we are able to establish strategic relationships with network service providers;

•	we are able to obtain the required communications network services on reasonable terms;

•	we are able to successfully identify, develop and market enhanced applications for the mainstream market;

•	network service providers develop or bundle competing services; and

•	we become subject to increased regulatory burdens.

We have historically been able to carry forward our net operating losses to offset our earnings and have had no significant tax liability to date. However, we anticipate that if we do maintain our profitability, our earnings will likely be fully taxed in the future.

Fiscal Year

Our fiscal year ends on June 30. References to fiscal 2004, for example, refer to the fiscal year ended June 30, 2004.

Sources of Revenue

We earn revenues primarily from subscription services, and to a much lesser extent, fees earned from local exchange carrier call termination access charges. We also historically earned limited revenues from advertisements placed by third parties within our service. Subscription revenues accounted for 99% of total revenues in fiscal 2004, 94% of our total revenues in fiscal 2003, 86% of our total revenues in fiscal 2002 and 2% of our total revenues in fiscal 2001. Subscription revenues are driven primarily by the number of paying subscribers for our service and the average subscription price, which in turn is driven by the composition and pricing of our service levels. We define paying subscribers as those subscribers who have made a payment to us within the past 45 days for subscribers who pay by credit card or through their local telephone company or within the past 60 days for subscribers who pay us by check, or who have a balance due of less than the payment increment on their selected subscription plan. We also include subscribers acquired through our relationship with EarthLink as paying subscribers if they have completed their 30-day free trial period and their service has not been cancelled. None of our customers accounted for more than 10% of our revenues in any fiscal year.

As of June 30, 2004 we had deferred revenue of $2,401,000. We defer revenue when subscribers pre-pay us for annual subscriptions or pay monthly subscriptions when the balance of the services have not yet been provided for that month. This deferred revenue is recognized as revenue as services are delivered. For those customers who have elected to be billed monthly for their subscriptions, this revenue will be earned within 30 days after the end of the period. For those customers who have elected an annual billing plan, this revenue will be earned within 12 months after the end of the period. As of June 30, 2004, approximately 78% of our customers have elected to be billed monthly while the remaining 22% are billed annually. The ending deferred revenue balance at any given date will depend on the ratio of those customers electing monthly or annual billing. We expect to maintain a positive deferred revenue balance for the foreseeable future.

We increased our subscription revenues significantly in recent quarters as we executed on our plan to convert our free subscribers to paying subscribers. In addition, we began to market our services to new subscribers effective May 14, 2004 using a 30-day trial period with charges imposed as of the beginning of that 30-day period if the subscriber elects to retain a paid version of our service following that trial period. This change accounted for an increase of approximately $80,000 in our revenues for the quarter ended June 30, 2004. However, we expect that our subscription revenues will not increase at these historical rates because we already have converted to paying status most of the free subscribers that we expect we will be able to convert. We expect the trend of increasing subscription revenues to continue as we remain focused on increasing the number of our paying subscribers. We have not had any advertising revenues since June 2003. While we do not anticipate any advertising revenue in the near term, we may consider it as an additional source of revenue in the future as Internet advertising rates recover. This might include paid search results as well as display advertising. We expect termination access fee revenue to decline due to an expected decrease in tariffs allowed by the FCC.

Cost of Sales and Operating Expenses

Cost of sales.    Cost of sales consists primarily of billing and collection costs, long-distance telephone service expenses incurred to deliver our services, and systems and communications infrastructure costs. Sales expenses related to advertising revenues were also included in cost of sales in those historical periods when we had such expenses, which consisted primarily of sales commissions and related expenses. The two most significant components of our cost of sales are our billing costs and network service provider costs.

Our primary method of billing our customers, which we implemented in November 2002, allows our customers to be billed for our services through their local telephone company. Alternatively, our subscribers may elect to be billed by us directly, in which case they can pay us either by check or through a credit card. Billing customers through their local telephone company is more expensive than the “900” toll number billing system we relied on previously due to increased per-transaction charges from local telephone companies and fees charged by a third party that manages the billing relationships for us. However, we believe the increased expense is offset by our improved ability to retain subscribers and collect revenues. As of June 30, 2004, approximately 68% of our paying subscribers were billed through their local telephone company. We expect our billing costs per subscriber to remain relatively stable.

We expect our billing and collection costs to increase on an absolute basis as we increase the number of our paying subscribers. However, we do not anticipate that our billing and collection costs will increase as a percentage of recognized revenue. We expect our overall network service provider costs to increase on an absolute basis as we increase the number of our paying subscribers. However, we expect our network service provider costs to remain relatively constant or potentially even decline on a per-user basis, as we attempt to optimize our telecommunications network usage and also negotiate more advantageous pricing agreements with our network service providers.

We recently entered into a contractual relationship with a network service provider that we expect would permit us to increasingly route our subscribers’ calls over the Internet instead of over long-distance carrier lines. We believe that routing more of our subscribers’ calls over the Internet could allow us to decrease our communications costs per subscriber. However, we cannot assure you that we will be able to successfully route traffic over the Internet in order to achieve the anticipated cost benefits. If we are unable to do so, our costs of sales may increase at a rate greater than anticipated, which could adversely affect our operating margins and profitability.

Sales and marketing.    Sales and marketing expenses consist primarily of payroll and related expenses for marketing personnel and consultants, promotional fees and media costs related to customer acquisition. We expect our sales and marketing costs to increase as we will need to identify and market to potential subscribers who are willing to begin paying for our services following a free trial. We intend to continue marketing our services to potential subscribers through Internet-based advertising and referrals by our affiliates. These channels will likely be more expensive and we expect it will be more difficult to measure the exact costs of acquiring customers through those channels. In the future, we expect sales and marketing expenses to increase as a percentage of revenue. We may also use non-Internet channels to acquire customers in the future. We also expect to direct marketing and selling efforts toward our base of active users of our free facsimile service. As of March 31, 2004, we had in excess of 100,000 users that had utilized our free fax service at least once in the past 90 days.

Research and development.    Research and development expenses consist principally of payroll and related expenses for research and development personnel and consultants. Research and development costs are expensed as incurred. We expect research and development costs to increase due to additional staffing requirements as we continue to maintain existing offerings and develop new products and services.

General and administrative.    General and administrative expenses consist primarily of payroll and related expenses for administrative personnel and consultants, legal and accounting fees, bad debt expense, compliance, insurance, rent and other administrative costs. We expect general and administrative expenses to increase due to increased bad debt expense as our subscriber base grows and an increase in legal, accounting, staffing and insurance costs associated with being a public company and increased lease expenses.

Our bad debt expense increased during fiscal 2003 as we started billing the majority of our subscribers through their local telephone companies. We record revenue and a related receivable from these subscribers as we successfully send their billing information to the local telephone companies. We also record an allowance for doubtful accounts and corresponding bad debt expense for that portion of those billings which we estimate will ultimately be written-off by the local telephone companies and uncollected by us. We expect our bad debt expense to increase on an absolute basis as our revenue increases. However, we do not anticipate that our bad debt expense will increase as a percentage of revenue.

Stock-based Compensation

We have granted to our employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying stock, as determined by our board of directors, on the date of the option grant. In limited cases, we also have granted options to purchase our common stock at less than the fair market value of the underlying common stock. For financial accounting purposes we apply hindsight to arrive at deemed values for the shares underlying our options. We record deferred stock-based compensation based upon the fair value of the awards granted, using a Black-Scholes option pricing model, which includes the fair value of the underlying shares on the date of grant and the exercise price. We recognize compensation expense as we amortize the deferred stock-based compensation amounts over the related vesting periods. In addition, we have awarded to non-employees options and warrants to purchase our common stock. Stock-based compensation related to non-employees is calculated on a fair-value basis using the Black-Scholes option pricing model as the options and warrants vest or are earned. See the section titled “Critical Accounting Policies and Use of Estimates – Accounting for Stock-Based Awards” below.

We currently expect to record stock-based compensation expenses, assuming no forfeiture of awards, of $115,000 in fiscal 2005, $79,000 in fiscal 2006, $58,000 in fiscal 2007 and $39,000 in fiscal 2008. These amounts do not include stock-based compensation-related to options or warrants that we may grant or issue subsequent to June 30, 2004.

Critical Accounting Policies and the Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 of the notes to our consolidated financial statements, and of those policies, we believe that the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue recognition.    We earn revenues from paid subscriber services, and to a lesser extent fees earned from local exchange carrier call termination access charges. We historically also earned revenues from advertising.

Our subscription revenues consist of monthly recurring subscription fees, which are paid in advance in one of three ways: a charge placed on the customer’s telephone bill, credit card or paper invoice. In accordance with accounting principles generally accepted in the United States and with the Securities and Exchange Commission Staff Accounting Bulletin 104, Revenue Recognition, which clarifies certain existing accounting principles for the timing of revenue recognition and classification of revenues in the financial statements, we recognize revenue when there is persuasive evidence of an arrangement, our software has been successfully downloaded, the fees are fixed and determinable and collection is reasonably assured. We defer the portion of subscription fees collected in advance and recognize that portion over the subscription period, beginning at the time the fee becomes due and collection is reasonably assured.

We determine when collection is reasonably assured for our subscription services based on payment type. For subscribers billed through their local telephone company, collection is deemed to be reasonably assured when we receive confirmation from the third party that manages our billing relationship with the telephone companies that the charge has been successfully sent to the telephone company. For subscribers billed through their credit card, collection is deemed to be reasonably assured when we receive confirmation from the transaction-processing vendor that a sales transaction has been successfully processed. For subscribers who pay for their services by remitting payment by check to us, collection is deemed to be reasonably assured when we receive the check. In addition, with one of our channel relationships, we record the net amount received as revenue in accordance with Emerging Issues Task Force 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Local exchange carrier call termination access revenues consist of access charges paid by long-distance carriers to our wholly-owned subsidiary, Liberty Telecom, when it terminates a call from that long-distance carrier. Termination access revenue is recognized as call termination services are provided, since collectibility is reasonably assured at that time.

Advertising revenues are recognized as advertising is displayed based upon the contractual terms with our advertisers.

Allowances for Doubtful Accounts

We record an allowance for doubtful accounts based on our historical experience with bad debts and negotiated bad debt reserves held by the local telephone companies and the third party that manages our billing relationship with the telephone companies. Judgment is required when we assess the realization of receivables, including assessing the probability of collection. Our allowance for doubtful accounts totaled $402,000 as of June 30, 2004 and $272,000 as of June 30, 2003. Our allowance for doubtful accounts is correlated with our aggregate billings through the local telephone companies.

Billing and Collection Costs

Our management team’s judgment is required to assess the amounts of our billing and collection costs. Because the local telephone companies do not report their fees to us for a given period until after we have closed that period of our financial statements, we must make estimates as to what our billing and collection costs are for such period.

We analyze the actual billing and collection costs for the most recent month available, including the trend from preceding months. We calculate the billing and collection costs per billing transaction for those periods. We then estimate the billing and collection costs per billing transaction for the current month. We apply this estimated cost per billing transaction to the known number of billing transactions in the current month to derive our estimate of billing and collection costs for the current month.

Accounting for Software Development Costs

Costs of software developed to be sold or licensed to the external market are accounted for under Statement of Financial Accounting Standards 86, or SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under SFAS 86, we expense the costs of research, including predevelopment efforts prior to establishing technological feasibility and costs incurred for training and maintenance. Software development costs are capitalized when technological feasibility has been established and anticipated future revenues assure recovery of the capitalized amounts. Because of the relatively short time period between technological feasibility and product release, and the insignificant amount of cost incurred during such period, no amount of software development costs has been capitalized to date. If in the future, we determine that technological feasibility has been established and anticipated future revenues assure recovery of expenses related to developed software, we may capitalize such costs, which will reduce our research and development costs in the period in which we capitalize such costs and increase our expenses when such capitalized costs are amortized. If we do capitalize these costs, we will amortize such capitalized costs over the estimated useful life of the asset.

Accounting for Stock-Based Awards

The Financial Accounting Standards Board issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 requires that an entity account for employee stock compensation under a fair-value-based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation arrangements using the intrinsic-value-based method of accounting prescribed by APB Opinion 25, Accounting for Stock Issued to Employees. We have elected to account for employee stock-based compensation under SFAS 123 and, accordingly, all compensation expense related to the fair value of options issued to employees has been reflected in the accompanying statements of operations.

We have granted nonqualified stock options and warrants to non-employees. For these options and warrants, we recognize the stock-based expense as the options and warrants vest based on an estimate of their fair value as of the date of grant using the Black-Scholes option pricing model.

In estimating the value of employee stock options, we have used the minimum-value option pricing model, assuming no expected dividends, an expected life of four years and 0% volatility. In estimating the value of non-employee stock options and warrants, we use the Black-Scholes option pricing model. As a public company, we will use a volatility factor greater than 0%, which will cause our compensation expense to increase on a per share basis.

Accounting for Income Taxes

We account for income taxes using the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. At June 30, 2004, we had net deferred tax assets of $11,642,000. Due to the uncertainty of realizing a portion of these net deferred tax assets, we have maintained a valuation allowance of $9,978,000 for net deferred tax assets. Such uncertainty primarily relates to the potential for future taxable income as well as loss carryforwards and tax credits expiring in 2006 and 2019, respectively. In addition, pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of our net operating loss carryforwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period. No valuation allowance has been recorded to offset the remaining $1,664,000 of net deferred tax assets as we have determined that it is more likely than not that these assets will be realized within the 2005 and 2006 fiscal years. We will continue to assess the likelihood of realization of such assets; however, if future events occur which do not make the realization of such assets more likely than not, we will record a valuation allowance against all or a portion of the remaining net deferred tax assets. An example of an event that might occur which would make the realization of such assets not likely is a lack of taxable income resulting from poor operating results.

Results of Operations

The following tables set forth our statement of operations data, operations data as a percent of revenues and supplemental revenue data for each of the periods indicated, as well as paying subscriber data as of each of the dates indicated.

	Fiscal Year Ended June 30,
	2002	2003	2004
	(in thousands)
Statement of Operations Data:
Revenues	$16,383	$22,488	$38,886
Cost of sales	6,568	8,467	11,673

Gross profit	9,815	14,021	27,213

Operating expenses:
Sales and marketing	4,180	3,959	5,987
Research and development	4,382	4,894	5,294
General and administrative	4,263	3,376	4,985
Impairment of long-lived assets	—	191	30

Total operating expenses	12,825	12,420	16,296

Operating income (loss)	(3,010)	1,601	10,917
Interest income (expense), net	(39)	36	93

Income (loss) before income taxes	(3,049)	1,637	11,010
Income tax expense (benefit)	1	1	(505)

Net income (loss)	$(3,050)	$1,636	$11,515

	Fiscal Year Ended June 30,
	2002	2003	2004
	(unaudited)
Percent of Revenues:
Revenues	100%	100%	100%
Cost of sales	40	38	30

Gross profit	60	62	70

Operating expenses:
Sales and marketing	26	18	15
Research and development	27	22	14
General and administrative	26	15	13
Impairment of long-lived assets	—	1	—

Total operating expenses	78	55	42

Operating income (loss)	(18)	7	28
Interest income (expense), net	0	0	0

Income (loss) before income taxes	(19)	7	28
Income tax expense (benefit)	0	0	(1)

Net income (loss)	(19)%	7%	30%

	Fiscal Year Ended June 30,
	2002	2003	2004
	(unaudited, in thousands)
Supplemental Revenue Data:
Subscription	$14,137	$21,190	$38,568
Advertising	2,024	965	—
Termination access fees	222	333	318

Total revenue	$16,383	$22,488	$38,886

	As of June 30,
	2002	2003	2004
	(unaudited, in thousands)
Subscriber Data:
Paying subscribers	389	673	797

Fiscal Years Ended June 30, 2004 and June 30, 2003

Revenues.    Revenues were $38,886,000 in fiscal 2004, compared to $22,488,000 in fiscal 2003, an increase of $16,398,000, or 73%. Subscription revenues were $38,568,000 in fiscal 2004, representing 99% of revenues, compared to $21,190,000 in fiscal 2003, representing 94% of revenues, an increase of $17,378,000, or 82%. The increase in our revenues in fiscal 2004 was attributable primarily to an increase in the number of paying subscribers from approximately 673,000 at June 30, 2003 to approximately 797,000 at June 30, 2004, partially offset by the elimination of advertising revenues as we phased this revenue stream out of our business model.

Cost of sales.    Cost of sales was $11,673,000 in fiscal 2004, compared to $8,467,000 in fiscal 2003, an increase of $3,206,000, or 38%. The increase in our cost of sales in fiscal 2004 was primarily attributable to the increase in our paying subscriber base, as well as our transition to billing our customers through their local telephone bills. The increase in our customer billing costs was partially offset by a decrease in our communications costs due to a reduction in the number of free subscribers using our services and the related communications charges. As a result, our gross margins increased from 62% in fiscal 2003, to 70% in fiscal 2004.

Sales and marketing.    Sales and marketing expenses were $5,987,000, or 15% of revenues, in fiscal 2004, compared to $3,959,000, or 18% of revenues, in fiscal 2003, an increase of $2,028,000, or 51%. The increase in sales and marketing expenses was primarily due to a $1,518,000 increase in spending on media channels for fiscal 2004, partially offset by a reduction in staffing costs, consultants’ fees and promotional fees. The decrease as a percentage of revenues was primarily attributable to increased efficiencies in our subscriber acquisition process.

Research and development.    Research and development expenses were $5,294,000, or 14% of revenues, in fiscal 2004, compared to $4,894,000, or 22% of revenues, in fiscal 2003, an increase of $400,000, or 8%. The increase in research and development expenses was due to increased staffing costs. Although research and development expenses increased on an absolute basis, these expenses decreased as a percentage of revenues due to an increase in the number of paying subscribers.

General and administrative.    General and administrative expenses were $4,985,000, or 13% of revenues in fiscal 2004, compared to $3,376,000, or 15% of revenues, in fiscal 2003, an increase of $1,609,000, or 48%. The increase in general and administrative expenses was due primarily to an increase in bad debt expense related to our increased revenues and an increase in legal, accounting, staffing and insurance costs. Bad debt expense was $1,146,000, or 3% of revenues in fiscal 2004, compared to $498,000, or 2% of revenues in fiscal 2003, an increase of $648,000, or 130%. Bad debt expense is directly related to revenue, and increases as revenue increases.

Income tax provision.    We recognized an income tax benefit for fiscal 2004 of $505,000 as we determined it was more likely than not that we would be able to realize a portion of our net deferred tax assets in fiscal 2005. These net deferred tax assets were fully reserved prior to March 31, 2004. We will continue to assess the likelihood of realization of our net deferred tax assets. If future events occur that do not make the realization of such assets more likely than not, a valuation allowance will be established against all or a portion of the net deferred tax assets.

Net income.    Net income was $11,515,000 in fiscal 2004, compared to $1,636,000 in fiscal 2003, an increase of $9,879,000 or 604%. This increase in net income was the result of a corresponding increase in revenue during this period, but without a corresponding increase in costs of sales and operating expenses. During fiscal 2004, our revenues increased by $16,398,000, while our cost of sales increased by $3,206,000 and operating expenses increased by $3,876,000. During fiscal 2004, we increased the number of our paying subscribers and our revenue without proportionate increases in our cost of sales and operating expenses, primarily because we were successful during this period in converting many of our subscribers from a free level of service to a paying level of service. In addition, beginning in the fourth quarter of fiscal 2003, we began to market our services to new subscribers using a free 30-day trial period with charges starting for the service level selected by the subscriber at the end of that 30-day period, which helped us increase the number of our paying subscribers. We do not expect our net income to increase at the same rate in future quarters because we no longer have as sizeable a base of subscribers to a free level of service whom we can convert to a paying level of service and because we expect our subscriber acquisition costs to increase.

Fiscal Years Ended June 30, 2003 and June 30, 2002

Revenues.    Revenues were $22,488,000 in fiscal 2003, compared to $16,383,000 in fiscal 2002, an increase of $6,105,000, or 37%. Subscription revenues were $21,190,000 in fiscal 2003, representing 94% of revenues, compared to $14,137,000 in fiscal 2002, representing 86% of revenues, an increase of $7,053,000, or 50%. The increase in our revenues in fiscal 2003 was primarily attributable to an increase in our paying subscriber base from approximately 389,000 as of June 30, 2002 to approximately 673,000 as of June 30, 2003, a majority of whom were added in the quarter ended June 30, 2003, resulting in $7,053,000 of increased subscription revenue during fiscal 2003 over fiscal 2002. In addition, termination access fee revenue increased by $111,000 from fiscal 2002 to fiscal 2003. Advertising revenue decreased by $1,059,000 from fiscal 2002 to fiscal 2003 as we transitioned our business model from an advertising-based model to a paid subscription-services model. The increase in our paying subscribers in fiscal 2003 was largely driven by our campaign to convert free subscribers to paying subscribers and, to a lesser extent, our transition to local telephone billing, which allowed us to increase the percentage of our subscribers from whom we were able to collect subscription revenues.

Cost of sales.    Cost of sales was $8,467,000 in fiscal 2003, compared to $6,568,000 in fiscal 2002, an increase of $1,899,000, or 29%. The increase in our cost of sales in fiscal 2003 was primarily due to a $1,756,000 increase in billing and collection costs resulting from an increase in our paying subscriber base and, to a lesser extent, from our beginning to collect the majority of our revenues from those subscribers through their local telephone bills. In addition, our communications services costs increased by $213,000 in fiscal 2003 and remained relatively constant per user from fiscal 2002 to fiscal 2003, partially offset by a decrease of $256,000 in our expenses related to advertising revenue as we transitioned our business model from an advertising-based model to a paid subscription-services model. Our gross margins increased from 60% in fiscal 2002 to 62% in fiscal 2003.

Sales and marketing.    Sales and marketing expenses were $3,959,000, or 18% of revenues, in fiscal 2003, compared to $4,180,000, or 26% of revenues, in fiscal 2002, a decrease of $221,000, or 5%. The decrease in sales and marketing expenses was primarily due to the termination of a distribution relationship in late fiscal 2002, which had accounted for more than $1,600,000 of our fiscal 2002 sales and marketing expenses. In fiscal 2003, these savings were offset in part by increased spending on direct media buys. The decrease as a percentage of revenues was primarily attributable to increased efficiencies in our customer acquisition process.

Research and development.    Research and development expenses were $4,894,000, or 22% of revenues, in fiscal 2003, compared to $4,382,000, or 27% of revenues, in fiscal 2002, an increase of $512,000, or 12%. The increase in research and development expenses was due to increased staffing costs. Although research and development expenses increased on an absolute basis, these expenses decreased as a percentage of revenues due to an increase in the number of paying subscribers.

General and administrative.    General and administrative expenses were $3,376,000, or 15% of revenues, in fiscal 2003, compared to $4,263,000, or 26% of revenues, in fiscal 2002, a decrease of $887,000 or 21%. The decrease in general and administrative expenses was due to certain compensation-related charges against earnings in fiscal 2002. In fiscal 2002, our board of directors elected to extend the expiration date of certain warrants, and we recognized a corresponding non-cash charge of $1,228,000 against earnings in accordance with applicable accounting guidance. We had no corresponding charge in fiscal 2003. This decrease was partially offset by an increase in bad debt expense from $93,000 in fiscal 2002 to $498,000 in fiscal 2003, as our revenues increased and an increase in legal, accounting and staffing costs and insurance.

Impairment of long-lived assets.    Impairment of long-lived assets was $191,000 in fiscal 2003, compared to $0 in fiscal 2002. The impairment of long-lived assets in fiscal 2003 represented the writing down to net realizable value of certain fixed assets that were not being utilized and had no realizable value.

Income tax provision.    Our income tax provision was $1,000 in fiscal 2003, and $1,000 in fiscal 2002. The difference between the statutory tax rate and our effective tax rate is due to the utilization of operating loss carry forwards and tax credits. Our net deferred tax asset balance was $14,152,000 at June 30, 2003, and was fully offset by a valuation allowance of $14,152,000 due to the uncertainty surrounding the timing of realizing the benefits of our favorable tax attributes in future tax returns.

Selected Quarterly Operating Results

The following tables set forth the unaudited quarterly statements of operations data, operations data as a percent of revenues and supplemental revenues data for the 12 quarters ended June 30, 2004, as well as the paying subscribers as of the dates indicated. The unaudited quarterly information in the 12 quarters ended June 30, 2004 has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, except as otherwise indicated, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004
	(unaudited, in thousands)
Statement of Operations Data:
Revenues	$2,044	$4,170	$4,610	$5,559	$5,074	$5,366	$5,649	$6,399	$8,697	$9,557	$10,212	$10,420
Cost of sales	1,863	1,608	1,488	1,609	1,752	1,855	2,228	2,632	2,724	2,934	2,990	3,025

Gross profit	181	2,562	3,122	3,950	3,322	3,511	3,421	3,767	5,973	6,623	7,222	7,395

Operating expenses:
Sales and marketing	1,434	1,028	840	878	1,077	1,170	881	831	1,212	1,534	1,503	1,738
Research and development	1,067	999	1,108	1,208	1,126	1,185	1,352	1,231	1,260	1,137	1,316	1,581
General and administrative	903	1,983	601	776	681	784	901	1,010	1,218	1,050	1,452	1,265
Impairment of long-lived assets	—	—	—	—	—	—	—	191	—	—	—	30

Total operating expenses	3,404	4,010	2,549	2,862	2,884	3,139	3,134	3,263	3,690	3,721	4,271	4,614

Operating income (loss)	(3,223)	(1,448)	573	1,088	438	372	287	504	2,283	2,902	2,951	2,781
Interest income (expense), net	(47)	(1)	5	4	4	14	9	9	12	20	24	37

Income (loss) before income taxes	(3,270)	(1,449)	578	1,092	442	386	296	513	2,295	2,922	2,975	2,818
Income tax expense (benefit)	1	—	—	—	1	—	—	—	1	—	(887)	381

Net income (loss)	$(3,271)	$(1,449)	$578	$1,092	$441	$386	$296	$513	$2,294	$2,922	$3,862	$2,437

	Three Months Ended
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004
	(unaudited)
Percent of Revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of sales	91	39	32	29	35	35	39	41	31	31	29	29

Gross profit	9	61	68	71	65	65	61	59	69	69	71	71
Operating expenses:
Sales and marketing	70	25	18	16	21	22	16	13	14	16	15	17
Research and development	52	24	24	22	22	22	24	19	14	12	13	15
General and administrative	44	48	13	14	13	15	16	16	14	11	14	12
Impairment of long-lived assets	—	—	—	—	—	—	—	3	—	—	—	—

Total operating expenses	167	96	55	51	57	58	55	51	42	39	42	44

Operating income (loss)	(158)	(35)	12	20	9	7	5	8	26	30	29	27
Interest income (expense), net	(2)	(0)	0	0	0	0	0	0	0	0	0	0

Income (loss) before income taxes	(160)	(35)	13	20	9	7	5	8	26	31	29	27
Income tax expense (benefit)	0	—	—	—	0	—	—	—	0	—	(9)	4

Net income (loss)	(160)%	(35)%	13%	20%	9%	7%	5%	8%	26%	31%	38%	23%

	Three Months Ended
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004
	(unaudited, in thousands)
Supplemental Revenue Data:
Subscriptions	$1,364	$3,584	$4,094	$5,095	$4,676	$4,990	$5,328	$6,196	$8,611	$9,482	$10,137	$10,338
Advertising	643	534	456	391	326	294	241	104	—	—	—	—
Termination access fees	37	52	60	73	72	82	80	99	86	75	75	82

Revenues	$2,044	$4,170	$4,610	$5,559	$5,074	$5,366	$5,649	$6,399	$8,697	$9,557	$10,212	$10,420

	As of
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004
	(unaudited, in thousands)
Subscriber Data:
Paying subscribers	205	304	382	389	386	440	474	673	708	740	780	797

Revenues.    Our quarterly revenues increased from $2,044,000 to $10,420,000 over the course of the 12 quarters presented, an increase that was parallel with the increase in the number of our paying subscribers from approximately 205,000 at September 30, 2001 to approximately 797,000 at June 30, 2004. We experienced a significant increase in the number of our paying subscribers from the quarter ended March 31, 2003, when we had approximately 474,000 paying subscribers, to the quarter ended June 30, 2003, when we had approximately 673,000 paying subscribers. This increase occurred primarily as a result of our campaign to convert our free subscribers to paying subscribers, and we ceased offering subscribers the opportunity to utilize our service on a no-cost basis indefinitely. The rate of increase in our revenues slowed in the quarters ended March 31, 2004 and June 30, 2004 as we had converted substantially all of our free subscribers that we could convert to paying subscribers. We experienced a one-time increase in recognized revenues during the quarter ended June 30, 2002, because we initiated the use of paper invoices with many of those subscribers from whom we had been unable to collect via “900” billing and other methods. Prior to January 2003, we had recognized revenue from subscribers with the “900” number payment method as successful “900” number calls placed our charges on their phone bill. For certain subscribers, we were unable to place a successful “900” number call and, therefore, our charges were not placed on their phone bill and we did not record revenue on those charges. During the quarter ended June 30, 2002, we mailed paper invoices to these subscribers and recorded revenue as we collected cash from these subscribers. This one-time increase in revenue was not repeated in the subsequent quarter ending September 30, 2002.

Cost of sales.    The increase in our cost of sales during the 12 quarters presented was in line with the increase in the number of our paying subscribers and our transition in January 2003 to collecting the majority of our revenues through charges on our subscribers’ local telephone bills, which is more expensive than methods we had used in the past.

Sales and marketing.    Sales and marketing expenses decreased in the quarter ended March 31, 2003, primarily due to a decrease in customer acquisition spending. With that one exception, our quarterly spending on sales and marketing remained relatively constant from January 1, 2002 through June 30, 2003, and by the end of that period we had completed several campaigns to convert our free subscribers to paying customers. The increased sales and marketing expenses in the quarters ended September 30, 2003 and December 31, 2003 reflect a shift in our sales and marketing efforts to focus on attracting new subscribers that previously had not used our service rather than converting existing subscribers who had been using our free service.

Research and development.    Research and development expenses remained relatively constant in the 12 quarters presented, except for a slight increase in the quarter ended March 31, 2003 when we paid certain non-recurring compensation expenses in connection with the elimination of certain research and development positions, and an increase in the quarters ended March 31, 2004 and June 30, 2004, as our staffing costs increased.

General and administrative.    General and administrative expenses remained relatively constant in the 12 quarters presented, except that the increase in our general and administrative expenses in the quarter ended December 31, 2001 was primarily due to the extension of the expiration date of certain warrants, which caused us to recognize a non-cash charge of $1,228,000 against earnings, and the increase in our general and administrative expenses in the quarter ended March 31, 2004 was primarily due to increased expenses from stock option grants of $212,000, bonuses of $60,000, increases in other staffing costs of $55,000 and increases in legal and accounting expenses of $61,000.

Liquidity and Capital Resources

At June 30, 2004, our principal sources of liquidity were cash and cash equivalents of $6,187,000, marketable securities of $7,003,000 and accounts receivable net of allowance for doubtful accounts of $3,690,000.

From inception through August 2001, we funded our operations primarily through issuance of convertible preferred stock and debt financing convertible into convertible preferred stock. In calendar years 1999, 2000 and 2001, we issued an aggregate of five series of preferred stock, raising a total of $28,761,000 in paid-in capital. Since that time, the principal source of our working capital has been the cash flow that we derive from our paying subscribers.

Net cash provided by operating activities was $10,914,000 in fiscal 2004, $1,312,000 in fiscal 2003, and $1,059,000 in fiscal 2002. Net cash provided by operating activities during fiscal 2004 was primarily due to $11,515,000 of net income and $788,000 in depreciation and amortization and impairment loss on other long-lived assets, offset by a $1,664,000 increase in the net deferred tax asset and a $671,000 increase in accounts receivable. The substantial increase in net cash provided by operating activities was primarily due to our ability to increase revenue as we grew our paying subscriber base from 673,000 at June 30, 2003 to 797,000 at June 30, 2004 without a proportionate increase in our cost of sales and operating expenses. The revenue and income growth during this period was primarily attributable to our ability to successfully convert many of our free subscribers to paying subscriber status, which had little impact on our operating expenses, and the introduction in the fourth quarter of 2003 of our program to offer new subscribers a free 30-day trial period with charges starting for the service level selected by the subscriber at the end of that 30-day period.

Net cash provided by operating activities in fiscal 2003 was primarily due to $1,636,000 of net income, $1,025,000 in depreciation and amortization and impairment loss on other long-lived assets, a $585,000 increase in deferred revenues and a $120,000 increase in other accrued liabilities, offset by a $2,161,000 increase in accounts receivable.

Net cash provided by operating activities during fiscal 2002 was primarily due to a $2,026,000 increase in deferred revenues, $1,248,000 in non-employee equity based compensation and $722,000 in depreciation and amortization, offset by a $3,050,000 net loss.

Net cash used in investing activities was $7,770,000 in fiscal 2004, which consisted of purchases of $7,003,000 of marketable securities and $767,000 of property and equipment. Net cash used in investing activities consisted of purchases of property and equipment of $389,000 in fiscal 2003 and $897,000 in fiscal 2002, respectively.

Net cash provided by financing activities was $663,000 in fiscal 2004, $11,000 in fiscal 2003 and, $1,086,000 in fiscal 2002. These amounts related primarily to proceeds from the issuance of preferred stock, and to a lesser extent, to proceeds from notes payable, and exercises of stock options and warrants.

In August 2001, we put an accounts receivable purchase agreement in place with an institutional lender for a maximum amount of $2,500,000. We made only limited use of that agreement, however, and cancelled it in January 2003.

Contractual Payment Obligations

A summary of our contractual commitments and obligations as of June 30, 2004 is as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$556	$407	$125	$25	$—
Purchase obligations	4,785	4,235	549	—	—

Total	$5,341	$4,642	$674	$25	$—

Purchase obligations consist primarily of contracts with communications services providers, totaling $2,485,000 and $466,000 of obligations due in less than one year and between one and three years, respectively. Also, we have contracts with providers of our billing and collection services totaling $189,000 and $50,000 of obligations due in less than one year and between one and three years, respectively. Further, we have trade payables due in less than one year, less amounts payable to communications services providers and providers of our billing and collection services, of $839,000.

In addition to the contractual obligations described in the table above, we also enter into short-term commitments for the purchase of advertising, public relations support, affiliate channel management and other vendor-supplied services related to the acquisition of subscribers. These obligations are typically shorter in duration than 30 days, and the majority of these purchases are cancelable by us with no more than 72 hours advance written notice. For year ended June 30, 2004, these short-term contractual obligations averaged $313,000 per month.

For the year ending June 30, 2005, we anticipate making capital expenditures of approximately $900,000. We expect the source of funds for future capital expenditures will be our cash flows provided by operating activities, and that the cash flows provided by operating activities will be sufficient to meet the cash flows required for capital expenditures. In addition, we anticipate that the proceeds from this offering will strengthen both our short-term and long-term liquidity. We believe that the cash flows provided by operating activities, along with the proceeds from this offering, will be sufficient to satisfy our working capital requirements for the next 12 months and for the foreseeable future.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin 104, or SAB 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. We have adopted SAB 104 and it did not have a material impact on our financial position or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, or EITF 00-21, Multiple Deliverable Revenue Arrangements. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue- generating activities. It also addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early application permitted. Our current accounting is consistent with the provisions of EITF 00-21 and the adoption of EITF 00-21 had no impact on our results of operations or financial position.

Qualitative and Quantitative Disclosures about Market Risk

Foreign currency exchange risk.    We do not currently do any business denominated in foreign currencies and, therefore, are not subject to any significant foreign currency exchange risk.

Interest rate sensitivity.    We had cash and cash equivalents totaling $6,187,000 and marketable securities totaling $7,003,000 at June 30, 2004, and cash and cash equivalents totaling $2,380,000 at June 30, 2003. Cash and cash equivalents were held for working capital purposes in depository accounts at FDIC-regulated banking institutions. Marketable securities consist of auction-rate securities, which carry interest or dividend rates that reset every seven to 28 days. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our cash and cash equivalents or marketable securities as a result of changes in interest rates. Declines in interest rates, however, will reduce our future interest income.

BUSINESS

Overview

We provide application services on a subscription basis that add features and functionality to the telecommunications services used by mainstream consumers and small and home offices. Our software-based services are delivered on our proprietary Enhanced Services Platform, which allows subscribers to manage calls across their existing landline, mobile and Internet networks. We refer to this process as call-bridging. Our affordable call-bridging services enable subscribers to receive calls on any communications device that is available to them at the time without requiring them to purchase or install additional hardware. For example, our platform allows subscribers who cannot answer a call on their home telephone (because either they are not home or the line is busy), to screen and accept the call on a mobile phone or on a personal computer connected to the Internet using voice-over-IP technology. Unlike traditional call-forwarding services, our software allows our subscribers to screen a voicemail in real-time before deciding whether to take the call on their existing landline, mobile or Internet networks, enabling our mass-market subscribers to more effectively manage their personal communications.

Our software platform intercepts inbound phone and fax calls to our subscribers and is able to redirect these calls to the devices selected by the subscribers using their existing telecommunications lines. In most cases, our subscribers use traditional call-forwarding services provided by local network service providers to redirect busy or unanswered calls to our Enhanced Services Platform. Through this platform we are able to filter telemarketer calls that our subscribers do not wish to receive, notify the subscriber of incoming calls while connected to the Internet, deliver detailed caller identification information to the subscriber, enable our subscriber to screen phone calls in real-time as the caller leaves a voice message and enable the subscriber to choose to take the call on any device available to them at the time regardless of where the call originated. In addition, the Enhanced Services Platform enables us to provide virtual phone and fax numbers to our subscribers who then can publish multiple phone or fax numbers for use with a single phone line. As of June 30, 2004, we had approximately 797,000 paying subscribers for our application services.

By screening incoming calls across existing landline, mobile and Internet networks, our subscribers realize greater value from their existing telecommunications services. Because our services improve the utilization of existing telecommunications services by our subscribers, we believe that our enhanced services complement the efforts of landline, mobile and Internet service providers to reduce their subscriber churn. This has allowed us to establish cooperative relationships with network service providers.

We began offering our current services on a paid, subscription basis in April 2001. We continued to sustain net losses through the quarter ended December 31, 2001, experienced our first quarter of profitability in the quarter ended March 31, 2002, and had an accumulated deficit of $16,933,000 as of June 30, 2004.

Industry Background

The Status of the Telecommunications Market

The emergence of mobile telephones and the Internet has reshaped the communications and information service markets. A decade ago, households and small and home offices typically used a landline telephone as their primary means of communication. Today, both mobile telephones and the Internet are commonly used in addition to traditional landline telephones. Mobile telephones and the Internet, which penetrated early adopter markets in the 1990s, have now reached mass-market acceptance with cost-conscious consumers and small and home offices by delivering to users compelling value at affordable prices. A number of other technologies, such as broadband Internet access and wireless data have been introduced in the early adopter markets and are expected to be increasingly adopted by the mainstream over time as they become more affordable and easier to use.

Overview of the Mainstream Market

The mainstream market is cost-conscious and typically pays for only those products and services that are both necessary and affordable. Mainstream users tend to share technology and communications resources, such as traditional landlines, mobile telephones, personal computers and Internet access, both at home and in the office. Mainstream users are generally reluctant to adopt new technologies since they tend not to be technologically sophisticated and prefer proven and easy-to-use services. As a result, widespread and uniform use of technology by the mainstream market provides a stable platform for new value-added services. Early adopters, in contrast, often are more technologically sophisticated and more eager to accept new technologies.

According to Gartner Group estimates, there were 109 million households in the United States at the end of 2003. Additionally, International Data Corporation, or IDC, estimated in a May 2003 report that there were 6 million small businesses in the United States with fewer than 10 employees, representing over three-quarters of businesses in the United States, and 13 million home offices at the end of 2003. According to IDC, these 19 million firms collectively represent the small and home office market.

Adoption of the Internet in the Mainstream Market

Gartner Group estimated that 68 million households in the United States, representing 63% of all households, had Internet access in 2003, and projects that 83 million households, or 73% of all households, will have Internet access by 2007. Additionally, IDC estimates that 14 million small and home offices in the United States, representing 72% of all small and home offices, had Internet access in 2003.

Today, dial-up, which utilizes the existing landline, is a common type of Internet access in the mainstream market. Dial-up offers basic access to the Internet at a lower price than broadband. Broadband offers benefits such as higher-speed Internet access and a continuous, always-on connection, without interfering with the user’s landline. According to Gartner Group, 63% of online households in the United States used dial-up connections for their Internet access in 2003, with the remaining 37% using broadband access. In a recent article, it was reported that Nielsen NetRatings has determined that broadband is used by 63 million users in the United States, or 51% of the United States online population. Small and home offices have been quicker to adopt broadband technology than consumers, with IDC estimating that 47% of home offices in the United States had high-speed Internet access in 2003 and that an additional 20% of home offices plan to add broadband within the next 12 months. The primary drawback of broadband services relative to dial-up is the cost of the service. As the cost of broadband declines, broadband access is expected to become more widespread.

Adoption of Mobile Telephones in the Mainstream Market

By the mid-1990s, mobile telephones were widely accepted in the early adopter market and began to penetrate the mainstream market. According to IDC, as of the end of 2003, there were

154 million wireless subscribers in the United States, 107 million of which were consumers. Due to the cost of mobile telephone services, mainstream users often share an individual mobile telephone with other members of the household. To date, the majority of mainstream users of mobile telephones have retained their existing landlines for a variety of reasons, including the desire to retain their published telephone number, the familiar experience of a traditional telephone, the varying quality of mobile reception in some areas and access to the Internet.

In the mainstream small and home office market, mobile telephone adoption has been even more prevalent than in the mainstream consumer market. Cost-conscious businesses, particularly home offices, have tended to opt for mobile telephones over dedicated business lines largely to avoid the extra cost and low utilization of home business lines. According to IDC, 83% of home offices owned mobile telephones in 2003, while only 27% had a phone line used exclusively for business purposes.

Prevailing Environment for Network Service Providers

Technological advances and deregulation within the communications industry has created an intensely competitive environment for network service providers. These service providers have resorted to aggressive pricing strategies and marketing campaigns to attract and retain subscribers, leading to increased subscriber acquisition costs and high rates of customer churn. In addition, local number portability has further exacerbated the subscriber churn issue by enabling customers to maintain their telephone numbers when switching service providers. Competition has also led to commoditization of services, especially at the network layer where calls are transported, forcing service providers to differentiate their offerings through value-added services. These competitive dynamics, coupled with the capital-intensive nature of traditional switch-based networks, have made it difficult for network service providers to offer affordable enhanced services to the mainstream market.

Challenges Faced by the Mainstream Market for Telecommunications Services

Mainstream consumers are currently faced with a number of difficult challenges that are not addressed on a cost-effective basis by existing service offerings, including:

Shared telephone and fax lines.    A shared line in a household or a small business typically serves multiple purposes, including telephone and fax, for multiple people but can be used for only one purpose at a time. When a shared line is in use, a communications bottleneck is created, restricting use for the entire household or small office. For example, in the small and home office environment, where mobile telephones are often used for both personal and professional communications, business calls can be missed due to personal use.

High cost of telecommunications services.    Mainstream users in the United States are faced with increased overall monthly charges for multiple services. The traditional solution to shared lines is purchasing additional lines. However, the cost of telecommunications services has discouraged many mainstream users from purchasing additional lines. As a result, many mainstream users have tolerated shared lines. For example, while nearly two-thirds of small and home offices have fax machines, according to IDC, they do not typically have dedicated fax lines.

Missing important calls.    Important telephone calls are often missed when the user is not at home, away from the office, already on the telephone or on the Internet using a dial-up connection. This problem could be rectified if there were better connectivity between users’ existing telecommunications services and networks. The ability to redirect calls to alternative devices across networks would decrease missed call incidents. For example, if the landline telephone is not answered, a call could be redirected by the consumer to a mobile telephone or through the Internet using a voice-over-IP connection.

Managing unwanted calls.    Receiving unwanted calls is irritating, time-consuming and costly to the user. Mobile telephone and some landline telephone services have begun to give users rudimentary insight into the identity of a caller through display of callers’ telephone numbers, though these numbers are often blocked or are not recognized by users. Consumers are also being inundated with calls from telemarketers and, despite regulatory restrictions, there are few cost-effective mechanisms for eliminating these unwanted calls and protecting consumer privacy. The ability to better identify the source of incoming calls would improve users’ abilities to manage and control their existing telecommunications services.

Inefficient use of existing telecommunications services and devices.    Mainstream users increasingly subscribe to multiple communications services, including landline telephones, mobile telephones and the Internet, but do not have an effective means of managing telecommunications across these networks. Connectivity among these communication devices would increase their utilization and decrease line congestion by redirecting inbound telecommunications from devices that are currently in use for another purpose or not answered, to devices that are available, such as an idle mobile telephone or a broadband-connected personal computer.

Mainstream users require a solution that enables them to manage their existing telecommunications services more efficiently and cost-effectively. The solution needs to enable users to receive their calls regardless of the type of network available to them at the time. Further, the solution needs to provide the user with better information about the call and the reason for the call so that the user can make an informed decision about accepting the call.

The CallWave Solution

We provide enhanced services on a subscription basis to mainstream consumers and small and home offices. Our software-based services are delivered on our proprietary Enhanced Services Platform, which allows subscribers to bridge calls across existing landline, mobile and Internet networks. Our software-based call-bridging services enable subscribers to receive calls on any communications device that is available to them at the time without requiring them to purchase or install additional hardware. Unlike traditional call-forwarding services, our call-bridging services use software that customers install on their personal computers, which allows them to see and hear who is calling before deciding whether to take the call, enabling them to receive more of their important calls and to manage other calls at their convenience. We enable our mass-market subscribers to more effectively manage their personal telecommunications.

Key aspects of our solution include:

Affordable enhanced services.    Our enhanced services are customized to meet the requirements of cost-conscious mainstream subscribers, without requiring them to purchase additional hardware or telephone lines. We offer flexible service levels, enabling our subscribers to pay for only those applications they need to manage their existing telecommunications services.

Ease of installation and use.    We designed our application services to be easy to install on a personal computer and easy to use with minimal behavioral changes. During registration and installation, our software is automatically configured, based on subscribers’ existing communications services. The registration and installation process typically takes only a few minutes. In most cases, we automatically provision our services without subscribers having to call their existing network service providers. Our call-bridging services are delivered over subscribers’ existing communication networks and require no additional hardware. As a result, our subscribers realize the value of our services without any significant changes to their behavior or that of the people who call them.

Optimized use of existing telecommunications networks and devices.    Our software-based service enables real-time connectivity among subscribers’ existing telecommunications services and devices by allowing them to choose where a call is delivered. Our application services also provides users with detailed caller identification information, giving subscribers the choice to take the call or direct it to an answering device. The ability to better manage inbound telecommunications enables subscribers to receive more of their important calls that they want on a network device available at the time and manage their other calls at their convenience.

Scalable, reliable and flexible software platform.    Our software platform has been designed to scale to support millions of users, to deliver carrier-class reliability and to be sufficiently flexible to address the changing market needs. Our software-based infrastructure and open architecture enable us to efficiently and economically identify and develop new services for our subscribers as they adopt new technologies and desire enhanced functionality from their communication services.

Complementary to network service providers.    Our software platform integrates with and enhances the existing offerings of network service providers and, we believe, enables landline, mobile and Internet service providers to reduce their cost of customer retention and acquisition. For example, we believe that both value-priced and premium-priced Internet service providers could reduce customer churn rates and increase customer loyalty by offering our enhanced services to their customers.

Our Strategy

Our objective is to be the leading provider of application services that help mainstream consumers and small and home offices utilize their existing telecommunications services more efficiently and cost-effectively.

Maintain our focus on the needs of the mainstream market.    We endeavor to provide services that the mainstream market highly values and that we can provide to users at an affordable price. We believe that the market opportunity for addressing the communications needs of these cost-conscious mainstream users is large and growing. We intend to remain focused on the mainstream market and provide a range of enhanced communications services that meet the needs of this market.

Continue to follow a subscriber-driven approach to product development and marketing.    We believe that our platform helps us gain a comprehensive and accurate understanding of the needs, desires and priorities of our subscribers, which is critical to the ongoing success of our business. We also conduct subscriber studies and focus groups to further increase our understanding of our subscribers’ needs, desires and priorities. The information captured through this ongoing research and analysis enables us to better identify subscriber requirements and behavioral patterns and continue to develop new and enhanced communications services that current and potential subscribers in the mainstream market value. Our disciplined approach helps us measure the effectiveness of our marketing initiatives, and enables us to continually refine and improve them. We intend to continue to follow a subscriber-driven approach to product development and marketing.

Provide enhanced communications services for mainstream users.    Our software-based platform bridges calls effectively across all mainstream forms of Internet access and across all landline, mobile and Internet service providers. This enables us to provide affordable, value-added communications services to mainstream users without the additional cost of changing providers or purchasing new hardware. We intend to continue to serve the cost-conscious mainstream market, regardless of the telecommunications services and devices they use.

Extend and enhance component applications and service levels.    Our centralized software platform gives us the flexibility to design, deploy, test and enhance features and applications quickly and easily. We are able to bundle these component applications rapidly into new service levels. We intend to offer additional applications and service levels to meet the diverse and evolving needs of our existing and targeted subscribers and enhance existing applications and service levels to remain competitive. For example, as broadband and voice-over-IP become increasingly accepted in the mass market, we intend to develop and release additional applications and services to address the needs of mainstream users of those technologies.

Extend our reach through strategic relationships with network service providers.    Today, most of our sales come from direct acquisition of customers through our website. We also have a commercial relationship with EarthLink, through which we provide co-branded call-bridging services to its subscribers. In addition, we also maintain online distribution relationships with a number of smaller companies. We intend to develop similar relationships with other network service providers to help us reach a wider range of subscribers, particularly as broadband and voice-over-IP technology are adopted by the mainstream.

Technology

Our core technology is based on our proprietary Enhanced Services Platform. We have designed our call-bridging software to be highly configurable and flexible, enabling us to deliver customized services to each of our subscribers through a common software platform, and to quickly add or enhance applications and features to meet the evolving needs of the mainstream market.

We designed our Enhanced Services Platform to be:

Network independent.    Our call-bridging platform is independent from the telecommunications networks through which consumers and businesses communicate. Our platform interfaces with existing landline, mobile and Internet networks through industry-standard protocols. By remaining independent from this network transport layer, we are able to enhance existing telecommunications services across distinct networks and devices.

Scalable and reliable.    Our platform currently processes over 50 million calls per month, and is designed to handle significantly higher call volume under the current architecture. Our software platform has been designed to be fully redundant, with no single points of failure in our software switching facility. We use fully-redundant fault-tolerant components, redundant network connections and redundant copies of data. We also maintain spare parts on site for critical components.

Flexible.    Since our platform is centralized and software-based, we are able to add or enhance applications and features easily and quickly. This flexibility enables us to efficiently design, deploy, test and enhance our applications and features. We expect that any new applications we develop could easily be incorporated into our proprietary billing system.

Configurable.    During registration and installation, our software is automatically configured based on subscribers’ existing landline, mobile and Internet services. Our configurable software platform enables subscribers to choose the specific applications and features they desire either during the registration process or during ongoing use.

Secure.    Our call-bridging infrastructure and customer data are housed within secure data centers to prevent intrusions and to ensure the privacy of customer data.

Our Enhanced Services Platform intercepts inbound calls from traditional landline, wireless and IP-based networks, manages and filters calls and delivers calls to our subscribers on landline telephones, mobile phones and personal computers. Our platform contains a number of component applications, or communications applets, which we bundle into customized services to address the unique needs of our different target markets. For example, our software allows subscribers who are using their landline telephones for Internet access to screen and accept telephone calls on other devices such as a mobile phone or other landline telephone.

Intercept calls.    Our software switch intercepts inbound phone and fax calls to our subscribers and is able to redirect these calls to the devices selected by the subscribers. This software switch is a carrier-class switch that resides within the communications network and handles over 50 million calls per month. In most cases, our subscribers use traditional call-forwarding services provided by their telecommunications service providers to redirect inbound calls to our software switch for delivery to the subscriber. To simplify the initial configuration process, we can automatically provision these call-forwarding services for most of our subscribers without time-consuming manual intervention.

Filter and manage calls.    Our subscribers are able to screen calls in real-time before deciding whether or not to take the call. The real-time screening experience is similar to listening to a voice message as it is being left on an answering machine. While screening a call, a subscriber is able to accept the call on a mobile or landline phone by pressing a specified button on the phone or by clicking the “take the call” button on our client software that appears on the subscriber’s personal computer. We also provide our subscribers with detailed caller identification information and enable them to block telemarketer calls. Our client software has a user interface that allows our subscribers simply to type in the phone numbers of the devices to which calls can be delivered.

Deliver calls.    Calls intercepted by our software platform can be delivered to any available telecommunications device. Once users decide to accept a call, either after reviewing the caller identification information or while screening a message, we deliver the call to the appropriate telecommunications service provider through our software switch. In order to deliver the call, our software switch initiates a new call to the subscriber and then connects, or bridges, the initial call and the new call together, rather than simply re-routing the initial call. This feature enables subscribers to receive calls in real-time after first screening the call.

The following diagram illustrates the primary functions and component applications of our Enhanced Services Platform.

The following table describes the primary functions and component applications of our Enhanced Services Platform.

Function	Component Application	Description

Intercept	Call forward provisioning	We automate the provisioning of either ‘busy’ or ‘no answer’ call forwarding, to enable us to bridge missed calls. When automatic provisioning is not available, personalized instructions are given for self-provisioning of call forwarding through direct interactions with the telephone company.

	Automatic line testing	We automatically test that the call forwarding is working as intended. When problems are identified, tests are performed to diagnose the problem and simple corrective instructions are provided to the user.

	Virtual phone numbers	We issue standard 10-digit or toll-free telephone numbers to our users during the registration process through our wholly-owned subsidiary, Liberty Telecom.

	Virtual fax numbers	We issue standard 10-digit fax numbers to our users during the registration process through Liberty Telecom.

Filter and Manage	Caller identification	We provide rich caller identification information to users, including the caller’s telephone number, name or company name, city and state. When calls are designated ‘private’, we automatically request callers to release their caller identification information.

	Telemarketer blocking	We automatically block calls from telemarketers. When a telemarketer call is blocked, the subscriber is notified.

	Automatic configuration	We enable subscribers to quickly and easily configure many aspects of their service, either during the initial registration process or throughout the ongoing use of our service.

	Real-time voicemail	We store and synchronize voice messages on our subscribers’ personal computers and our servers. Subscribers can access stored messages either through their personal computers or over the telephone while the message is being left.

Deliver	Fax-to-email	We enable users to receive faxes via email over the Internet in the widely-available Adobe Acrobat “pdf” format. Depending on the level of service, usage of this application may be on a limited or unlimited basis.

	Call notification	We notify users of inbound calls by sending a message with caller identification and available call information to a device of the subscriber’s choosing, including mobile telephones using Short Message Service, or SMS, or via email.

	Telephone call screening	We allow users to listen to voice messages while they are being left through a landline or mobile telephone. This application mimics traditional answering machine style messaging, but is accessible on any communications device without requiring additional hardware.

	Voice-over-IP call screening	We allow users to listen to voice messages while they are being left through Internet-connected personal computers, using voice-over-IP technology. This application mimics traditional answering machine style messaging, but is accessible on any communications device without requiring additional hardware.

	Take-the-call	We allow users to pick up a call in real-time while they are listening to a message being left, regardless of which device the subscribers are using or to which device the call was originally placed.

Key elements of our Enhanced Services Platform include our centralized software switch that enables us to intercept and deliver calls across networks and our CallWave client software that resides on subscribers’ personal computers.

Centralized software switch.    Our proprietary, centralized software switch is the core of our call-bridging infrastructure. This software switch provides carrier-class reliability and handles over 50 million calls per month. Our software switch interacts with existing communications networks and enables us to intercept and deliver calls to the devices selected by the subscribers. Our software switch is a network of servers that interfaces with the public switched telephone network through SS7, T1 and T3 signaling, and with the Internet through TCP/IP and RTP for voice delivery. We designed our software switch to be highly reliable with no single points of failure within our Reno, Nevada facility. We use redundant data storage, and we route calls across diverse network paths and multiple carriers for carrier-class availability.

Historically, calls to our subscribers have been routed on long-distance circuits through the public switched telephone network to our software switching facilities in Nevada. That structure requires that we often pay for long-distance telecommunications services. We expect increasingly to link calls to our subscribers to and from our centralized platform through the public Internet or third-party managed Internet protocol networks, which would not change how we provision services to our subscribers, but which we expect will allow us to reduce our costs by using more of the less expensive Internet and local telephone network minutes and fewer of the more expensive long-distance telephone network minutes. We recently entered into a contract with a provider of these Internet and managed Internet protocol network services, which is a privately managed nation-wide communications network where access is controlled to ensure quality of service.

CallWave client software.    Our CallWave client software is installed and automatically configured on subscribers’ personal computers during the initial registration process. Our client software enables subscribers to manage their calls across multiple networks, block telemarketer calls, review calls, listen to messages and view faxes. Our client software runs on all major versions of Microsoft Windows and can be automatically upgraded, enabling us to keep the majority of our installed software at the latest supported revisions.

The CallWave Service

We provide enhanced communications applications services that help mainstream consumers and small and home offices better utilize their existing telecommunications services and devices. Our goal is to enable subscribers to receive more of their important calls and manage their other calls at their convenience. We provide subscribers with enough information and functionality to filter out low-value calls and ensure delivery of high-value calls by delivering calls to any telecommunications device that is available to them as a result of their existing telecommunications services.

Our software-based services extend the functionality of our subscribers’ existing telecommunications services by adding easy-to-use enhancements such as real-time voicemail, which allows subscribers to screen a message being left on their landline number from their mobile phone or their Internet-connected personal computer. Our services also include virtual telephone and fax numbers that enable our subscribers to receive the benefits of a personalized or dedicated phone or fax number routed to their existing telephone lines, without requiring additional physical phone lines to be installed. Traditionally, telephone numbers have only been available when associated with an additional physical telephone line. Our virtual numbers can be used as personal numbers by subscribers that share their phone lines, often with other family members, and as dedicated business or fax numbers by subscribers who use their lines for multiple purposes, often in a small or home office setting. By forwarding calls placed to these virtual numbers directly to an existing landline telephone, mobile phone or personal computer, we enable our subscribers to receive those calls without requiring a unique new physical telephone line for each virtual number. As a result, multiple virtual numbers can be set up to deliver calls to the same physical landline telephone that might otherwise be shared by multiple people in a household or small business. These services extend the functionality of networks and devices that our subscribers already use by connecting their mobile, landline and Internet networks without requiring new equipment at their premises.

Subscribers register for our service on our website and download our client software onto their personal computers to utilize our applications. Once enabled, our subscribers receive notice of a call on their mobile phone or Internet-connected personal computer that identifies the caller and, depending on the level of service, allows them to screen or take the call.

We offer our services to customers as a flat-rate monthly or annual subscription. Subscribers have the flexibility to pay us for their subscriptions using credit cards, mail-in checks or through their telephone bills.

Our Enhanced Services Platform enables all of our services. We bundle groups of our communications applets together to deliver our services. Each of our service levels includes components of call intercept, management and delivery. The primary differences among our subscription service levels are the call delivery options that are available to subscribers.

We offer three principal levels of service: CallWave Alert, CallWave Messenger and CallWave Connect. Our subscription services range in price from an effective monthly rate of $1.50 to $9.95 per month for our highest level of service.

CallWave Alert.    CallWave Alert is our lowest-priced subscription level. Our CallWave Alert service delivers notifications of calls placed to any of our subscribers’ telephone numbers, even when those lines are in use or is not answered by sending a message to a device of our subscribers’ choosing. CallWave Alert also includes additional telephone and fax numbers, provisioned during installation, as well as limited incoming fax capabilities for personal use.

CallWave Messenger.    CallWave Messenger is our mid-level subscription level, providing all of the features of CallWave Alert, as well as caller identification and delivery of voice messages, even when subscribers’ lines are in use or are not answered. CallWave Messenger also includes additional telephone and fax numbers, as well as unlimited incoming fax functionality.

CallWave Connect.    CallWave Connect is our most feature-rich and high-end service level currently offered. CallWave Connect service enables customers to screen, transfer or receive calls in real-time. Our CallWave Connect also includes additional telephone and fax numbers, as well as unlimited incoming fax functionality.

The following table summarizes the functions and applications that are available within each of our three principal service offerings.

Function	Component Applications	CallWave Alert	CallWave Messenger	CallWave Connect

Intercept	Call forward provisioning	✓	✓	✓

	Automatic line testing	✓	✓	✓

	Virtual phone numbers	✓	✓	✓

	Virtual fax numbers	✓	✓	✓

Filter and Manage	Caller identification	✓	✓	✓

	Telemarketer blocking	✓	✓	✓

	Automatic configuration	✓	✓	✓

	Real-time voicemail		✓	✓

Deliver	Fax-to-email	✓	✓	✓

	Call notification	✓	✓	✓

	Telephone call screening		✓	✓

	Voice-over-IP call screening		✓	✓

	Take-the-call			✓

Customer Support

Support is provided to customers at all stages of their experience with us through our client software, email and telephone. Email inquiries and help requests are generally responded to within 24 hours, while telephone inquiries are handled through a toll-free number during normal business hours. Our customer support representatives have direct access to customers’ account information and can change service configurations for customers in real time.

Our customer care staff services the customer email and telephone support load. The customer care workforce is augmented with additional agents from a third-party call center operation trained for, and dedicated to, our support.

Sales and Marketing

We sell our services directly to consumers through our website and indirectly through channel relationships, with the majority of our sales to date having come through our direct sales efforts. We have segmented our target market into the following two categories:

•	Instant Voice Mail, or IVM, which addresses dial-up and broadband subscribers looking for call forwarding, call screening, and take-the-call applications; and

•	Virtual Telephone Number, or VTN, which addresses subscribers looking for dedicated voice and fax numbers to complement their existing mobile or landline telephones without having to purchase additional lines.

Historically, we have offered potential subscribers a free 30-day trial to our CallWave Connect service, the highest level of service we currently offer. At the end of the trial period, the user may choose to subscribe to our lower-priced CallWave Messenger or CallWave Alert services, remain on our CallWave Connect service or cancel the service entirely. In the past, we offered a free service to consumers and small and home offices and attempted to convert them to paying subscribers over time. In April 2003, we discontinued offering our free voice service to new users and, instead, started offering a free 30-day trial period. We still offer a free limited fax service. As of March 31, 2004, we had approximately 88,000 users on a free 30-day trial basis. For the subscribers who initiated their free 30-day trial period in the month ended March 31, 2004, approximately 38% of those subscribers became paying subscribers within 90 days of their registration date.

We reach our customers through a variety of sales and marketing channels. We continuously analyze and re-evaluate our sales and marketing strategies to ensure we are effectively reaching out to our target markets. Our primary sales and marketing channels include:

•	Internet advertising. We use a number of different Internet advertising relationships and channels to reach our potential and existing subscribers. We typically pay fees to our Internet advertising vendors, based principally on the number of website visitors.

•	Channel relationships. We have a commercial relationship with EarthLink under which they resell our services to their customers on a co-branded basis. We also maintain channel relationships with several smaller service providers.

•	Unpaid channels. We acquire a portion of our subscribers through unpaid channels, including uncompensated, word-of-mouth referrals. For example, many of our subscribers sign up for our service after calling another subscriber, interacting with our platform and learning about the benefits of our service.

Customers and Channel Relationships

Customers

From April 2001, when we first introduced our paid services, through June 30, 2004, our subscriber base has increased to approximately 797,000 paying subscribers. Our paying subscribers primarily elect one of our three current service offerings: CallWave Alert, CallWave Messenger and CallWave Connect. As of June 30, 2004, approximately 68% of paying subscribers use our CallWave Messenger service, with CallWave Alert and CallWave Connect comprising approximately 7% and 24% of the paying subscriber base, respectively. CallWave Connect is our newest service and was introduced in April 2003. The remaining approximately 1% of our subscribers are on our legacy CallWave Pro service, which is no longer actively marketed to subscribers.

Channel Relationships

In March 2003, we entered into an agreement with EarthLink, under which EarthLink resells our voice messaging service to its end users on a co-branded basis. The agreement requires EarthLink to promote the co-branded service to its users who access the internet through a dial-up connection. We are required to provide EarthLink monthly activity reports of the active subscribers. In exchange for our delivery of the co-branded service, EarthLink pays us a monthly fee for each active subscriber using the service. The initial term of the agreement was one year, and it was recently extended for a second year ending in March 2005. Unless either party elects not to renew the agreement further, the agreement will remain in effect on a month-to-month basis after March 2005. The agreement can be terminated by either party upon a breach by the other party that has not been timely cured.

Infrastructure and Operations

Infrastructure

We have developed a sophisticated subscription billing system that supports free trials, monthly and prepaid annual plans, installment payments and configurable packages and price points. We bill our subscribers directly, in which case they pay either by check or credit card, or indirectly through regional and national service providers.

All subscriber data is stored in SQL Server databases. We store and analyze aggregate subscriber data to understand trends and subscriber behavior. This data is not currently shared with any other party, except for the express purposes of service provisioning, billing and legal compliance, and is not sold to any other party.

Operations

Our operations group manages our system and service deployments and upgrades, facility build-outs, network architecture, physical and network security, data redundancy and availability, system health monitoring, data logging, capacity planning, disaster planning, interaction with telecommunications technical staff and general troubleshooting.

Our wholly-owned subsidiary, Liberty Telecom, operates telecommunications switching equipment and other facilities in Reno, Nevada. Our Reno, Nevada facility is built using a highly-redundant architecture to enhance the reliability and availability of our services. We are actively building a backup site in a Las Vegas, Nevada co-location facility to achieve geographic redundancy. At this time, we have some, but not all services redundantly hosted in the new facility. The architecture of our services simplifies our ability to build this redundant facility in a way where the use of backup services is, in most cases, automatic and unnoticed by the customer.

We monitor the performance of our service and our infrastructure. We utilize monitoring tools that we have developed in-house or licensed from third parties, as well as open source monitoring tools. System status is reported to centralized consoles. System status reports are open for viewing by any employee and alarms are delivered proactively to operations personnel and engineering experts. We make extensive use of data logging and graphing for monitoring subscriber trends and capacity issues, and for detecting and notifying our operations staff of uncharacteristic changes in traffic. This data collection is used extensively throughout the organization for various decision support and troubleshooting purposes. The monitoring infrastructure is continually updated to improve our ability to detect problems before they are noticed by subscribers.

Liberty Telecom

Liberty Telecom, LLC, a Delaware limited liability company, is our wholly-owned subsidiary. Liberty Telecom is a local exchange carrier and is subject to the jurisdiction of both the Nevada State Public Utilities Commission, or Nevada PUC, and the FCC. Liberty Telecom has received approval from the Nevada PUC to operate as a Local Exchange Carrier, or LEC. This LEC approval enables Liberty to provide local exchange and intrastate exchange access telecommunication services to end user customers and long distance carriers and other consumers of exchange access service. Under federal law, Liberty Telecom provides interstate exchange access services under blanket authority granted by the FCC in its rules. As a local exchange carrier, Liberty Telecom maintains a tariff for interstate access charges on file at the FCC, has obligations to make periodic payments to the federal and state universal service funds, file periodic reports on its utilization of numbers, and is subject to the general laws and regulations of both Nevada and the United States applicable to telecommunications carriers, including the obligation to provide services that are just, reasonable, and non-discriminatory.

Our service is designed to allow customers, when they are connected to the Internet on a dial-up connection, to receive a notice that someone is calling them, as well as to give them the opportunity to take that call. In order to provide this capability, we need to have local circuits terminating at our center in Reno, Nevada that carry the calls, which have been redirected and forwarded to our center over toll-free lines. Liberty Telecom provides us with those local connections for receiving the call-forwarded traffic. In addition, if, after screening a call, a subscriber wishes to take the call, we need a carrier to carry the local portion of the traffic to the device on which the customer will receive the call. Liberty provides us with the telecommunications services that support that need.

In addition to using its own facilities to provide telecommunications services, Liberty Telecom also has Interconnection Agreements with SBC/Nevada Bell and Sprint in Nevada under which Liberty Telecom can exchange traffic with these carriers, obtain services, lease facilities, and collocate its own facilities, as necessary, in order to provide its own telecommunications services.

Our ownership of Liberty Telecom provides us with several benefits, including the following:

•	Liberty Telecom saves us money because it is able to connect calls directly with other telecommunications carriers as a “peer,” often at little or no charge from the other carriers. Because the wholesale rate given to a “peer” carrier is lower than the lowest rate given to a non-peer customer for certain types of purchased telecommunication services, our ownership of Liberty Telecom allows us to reduce substantially the access facilities charges we otherwise would pay.

•	Liberty Telecom provides us a reliable source of telephone numbers, which we need in order to provide services to our subscribers. Unrelated telecommunications service providers would not be as reliable a source of telephone numbers, as they have a limited supply of telephone numbers and may allocate their available numbers to other companies rather than to us.

•	Liberty Telecom increases the reliability of our services to our customers by providing us with interconnections to the carriers that host the inbound and outbound telecommunications services used by our subscribers. This allows us to identify and resolve service problems far more quickly and effectively than we would be able to achieve if we were to obtain these interconnections from unrelated service providers, and reduces the number and extent of service disruptions that our customers encounter.

Liberty Telecom historically has generated revenue for us, earning termination access revenues from its provisioning of telecommunications services. We would not be able to earn these revenues if we had to acquire telephone numbers and facilities from an unrelated CLEC.

Research and Development

We believe it is essential to have a strong research and development team in order to respond rapidly to market needs with a high degree of quality, reliability and scalability. Our research and development team follows a formal development process that has been refined to meet our objectives and minimize post-deployment maintenance. We operate a single version of our centralized software-based platform and are able to automatically upgrade our client software, allowing us to minimize the cost of maintaining and supporting legacy versions of technology.

Our research and development expenditures were $5,294,000, $4,894,000 and $4,382,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Competition

The market for our products and services is increasingly competitive, evolving rapidly and is subject to shifting customer needs and introductions of new products and services. Our current and potential competitors approach the market from different areas of expertise and vary in size and scope with respect to the products and services that they offer or may offer in the future.

We face competition from providers of enhanced services and products, such as answering machines, voicemail, Internet call waiting, and virtual telephone numbers for fax or voice communications. The companies that compete in these areas include Avaya, AOL, Protus IP Solutions and J2 Global Communications. For example, Avaya enables telecommunications service providers to offer voice messaging enhanced services to their customers. J2 Global Communications offers fax services that provide users local fax and voicemail numbers, and the ability to send faxes from the user’s computer desktop as well as to receive faxes as email attachments, optical character recognition of incoming faxes, and the ability to listen to voicemail. Those services compete with our enhanced services and fax service offerings. Protus IP Solutions enables online fax by email, using existing email accounts and the Internet to send and receive faxes without a fax machine. Some of those services compete with our fax service offerings.

We face competition from Internet service providers such as AOL, MSN, AT&T WorldNet, and United Online, which are increasingly integrating enhanced functionalities with their basic services. AOL offers an enhanced communication application that includes such services as caller ID, caller name and location, incoming call management technology, telemarketer blocking, ability to listen to messages while online, call log of missed calls while online, ability to answer calls while user is online and voicemail for unanswered incoming phone calls. AOL markets its service offerings primarily to customers that already subscribe to AOL’s Internet access services, though its service offerings also are available to non-AOL users.

We face competition from telephone service providers such as the regional Bell operating companies and cable access providers. These competitors are increasingly integrating enhanced functionalities with their basic services. For example, BellSouth offers an Internet call waiting service that competes with our service offerings. The product includes caller ID, caller name, incoming call management technology and voicemail for unanswered incoming phone calls. BellSouth markets its product primarily to its residential telephone user base, though its service is not presently available in all BellSouth service areas.

Further, we face competition from primary line displacement vendors which are competing with telephone service providers. These competitors include Vonage, AT&T CallVantage, 8X8, and Net2Phone, and are offering enhanced services with their basic telephone services. For example, Vonage offers local and long-distance telephone services for consumers and small businesses. Each of these plans includes features such as voice mail, caller ID, caller name, call waiting, call forwarding, and three-way calling. Vonage also offers other options at an additional cost, including a dedicated fax line and additional phone numbers. These services are marketed to users with high-speed Internet access and compete directly with our service offerings to those same users.

We compete with all of the above companies for a share of the monthly telecommunications spending of our target market. We differentiate ourselves by offering services that are independent of the underlying network infrastructure and, hence, enabling subscribers access to enhance communication services regardless of their existing network service providers.

The principal factors upon which we compete in our markets include the following:

•	service features targeted at the needs of the mainstream market;

•	reasonable and affordable pricing;

•	low capital expenditure cost structure;

•	commercial relationships with existing network service providers;

•	network and device independence;

•	reliability and availability of service;

•	ease of installation and use; and

•	vendor reputation and brand.

We believe that we compete favorably based on these factors. Many of our current and potential competitors, however, have greater name recognition, longer operating histories, larger subscriber bases and significantly greater financial resources than we have. In particular, many of our competitors are large, established network service providers such as AOL, AT&T, Comcast, Verizon and SBC that are able to market and distribute enhanced communications services within their already large base of subscribers. They may be able to devote greater resources to product development and marketing and sales than we can. As a result, they may be able to respond more quickly to new technologies and changes in customer requirements than we can. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms, including potentially providing a competing solution at little or no cost as part of a bundled product offering. We cannot assure you that our current and future competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance than ours or that we will be able to compete effectively against them.

Intellectual Property

Our success is dependent in part upon our ability to develop and preserve our technology and to operate our business without infringing on the proprietary rights of others. We rely on a combination of patents, trademarks, domain name registrations, trade secret laws and contractual restrictions to enforce our rights in our intellectual property. We seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. While the protection of our intellectual property is important to our business, because of the rapid pace of innovation within the telecommunications and information services industries, we believe that factors such as the technological and creative skills of our personnel, our focus upon our subscribers’ needs and timely and effective customer support are more important to the success of our business.

We are the owner of United States Patent Number 6,477,246, which was issued in November 2002, and expires in March 2020, which relates to the method and systems for providing Internet call waiting services, as well as United States Patent Number 6,738,461 which was issued in May 2004, and expires in May 2021, which relates to the method and systems for returning a call to a private number over a telephone system. In addition, we have seven patent applications pending in the United States relating to telephony, fax processing and billing. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide meaningful protection or other commercial advantage to us. Moreover, we cannot assure you that any patent rights will be upheld in the future or that we will be able to preserve any of our other intellectual property rights.

We hold nine registered trademarks in the United States, including a registered mark on the name “CallWave,” and on a stylized service mark for “CW.”

We license intellectual property from third parties and incorporate such intellectual property into our services. These relationships are generally non-exclusive and have a limited duration. Moreover, we have certain obligations with respect to non-use and non-disclosure of such intellectual property. We cannot assure you that the steps we have taken to prevent infringement or misappropriation of our intellectual property or the intellectual property of third parties will be successful.

See the sections titled “Risk Factors—Our intellectual property protections may not be sufficient to enable us to enforce our proprietary technology” and “—Other persons may assert claims that our business operations or technology infringe their intellectual property rights.”

Employees

As of August 31, 2004, we had 93 full-time employees: 39 are in research and development, 31 are in operations and customer care, 14 are in sales and marketing and 9 are in general and administrative functions. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

Our corporate headquarters are located at 136 West Canon Perdido Street, Santa Barbara, California, where we lease approximately 7,800 square feet under two leases that each expire in July 2005. We do not have an option to extend the term of either lease. We conduct our research and development and sales and marketing activities at these facilities.

We lease approximately 4,800 square feet at 925 De La Vina Street, Santa Barbara, California. We conduct our customer care, human resources, accounting and general operations at these facilities. The term of the lease expires in May 2005. We have two options to extend the term of the lease for an additional 24 months each.

Liberty Telecom leases approximately 1,400 square feet of office space in Reno, Nevada to house and operate its telecommunications switching equipment. The lease expires in December 2007. Liberty Telecom has four options to extend the term of the lease for an additional 60 months each.

Liberty Telecom also leases equipment facilities of approximately 150 square feet in Las Vegas, Nevada pursuant to a co-location agreement to house and operate certain telecom switching equipment. The co-location agreement expires in August 2005. Liberty Telecom has five options to renew the term of the Agreement for an additional 24 months each.

Legal Proceedings

In July 2004, a licensing agent for J2 Global Communications, Inc., or J2, sent to us a letter suggesting that an aspect of our services may employ inventions covered by U. S. Patent No. 6,350,066, “Systems and methods for storing, delivering and managing messages,” or the ‘066 patent, and offering a non-exclusive license for that patent. On August 24, 2004, J2 filed a complaint against us in the United States District Court for the Central District of California alleging that our operations infringe the ‘066 patent. J2’s complaint seeks unspecified damages and permanent injunctive relief, among other relief. We have reviewed the ‘066 patent and believe that although the claims of the ‘066 patent disclose systems and methods that may resemble portions of our prior operations, we do not use those same systems and methods in our present operations. Therefore, we believe that we do not infringe any claim of the ‘066 patent in our present operations. We currently anticipate that the risks of the J2 litigation relate primarily to whether any aspect of our prior operations may have infringed the ‘066 patent, and whether we may be ordered to pay money damages to J2 with respect to prior periods. In addition, we received an opinion from our patent counsel that the claims of the ‘066 patent are not infringed by our operations as presently constituted. However, the scope of the litigation may be expanded over time, and the outcome of any litigation is inherently uncertain. We anticipate that J2 will continue to pursue litigation with respect to its claims, and we can offer no assurance that our present operations or past operations will not be determined to infringe or to have infringed the ‘066 patent.

In the event of an adverse result in the J2 litigation, or in any other litigation with third parties that could arise in the future with respect to intellectual property rights relevant to our services, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the use and sale of infringing services, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. We cannot be certain that licenses will be available from J2, or any third party that has such intellectual property claims against us, on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention even if we ultimately prevail. Accordingly, we cannot predict whether the J2 matter will have a material adverse effect on our business, operating results, financial condition or cash flows. Due to the early stage of this litigation, and because J2 has sought unspecified damages, neither the outcome of this litigation nor any costs and payments resulting from the litigation nor any settlement can be determined at this time. Accordingly, no provision for any loss which may result from the J2 litigation has been recorded in the accompanying financial statements. Please see Note 11, on page F-21.

We are not a party to any other material pending legal proceedings. We may from time to time, however, become subject to lawsuits in the ordinary course of our business, and any such lawsuit could substantially harm our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, their ages and the positions they held as of August 31, 2004.

Name	Age	Position
Peter V. Sperling (2)(3)	44	Chairman and Director
David F. Hofstatter	44	President, Chief Executive Officer and Director
Jason S. Spievak	37	Chief Financial Officer and Director
John M. Greathouse	42	Executive Vice President of Sales and Business Development
David S. Trandal	46	Vice President of Operations, Secretary and Director
Colin D. Kelley	39	Chief Technology Officer
David A. Giannini	39	Vice President of Engineering
David J. Brahm	53	Vice President of Marketing
Jeffrey O. Henley (1)	59	Director
Jerry Murdock (1)(2)(3)	47	Director
Michael S. Noling (1)(2)(3)	66	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance and nominating committee.

Peter V. Sperling is a co-founder and has been our chairman since December 1999. Since 1998, Mr. Sperling has served as senior vice president of Apollo Group, Inc., the parent company of the University of Phoenix. Mr. Sperling also serves on the board of directors of Apollo Group, Inc. Mr. Sperling is also the chairman and a founder of Communication Services, Inc., a communications tower developer. Mr. Sperling received a bachelor of arts degree in economics from the University of California, Santa Barbara, and a masters of business administration degree from the University of Phoenix.

David F. Hofstatter is a co-founder and has served as a director since our inception. Mr. Hofstatter served as our acting chief executive officer from November 2002 through November 2003 and was named chief executive officer in November 2003. He has served as our president from March 2000 to November 2003 and previously served as our executive vice president from January 1999 to March 2000. Mr. Hofstatter received a bachelor of arts degree in economics from the University of California, Santa Barbara.

Jason S. Spievak has been our chief financial officer since January 2004 and became a director in January 2004. Mr. Spievak also served as vice president of business development from June 2001 to December 2003. Prior to joining us, Mr. Spievak served as senior vice president of business development of Santa Barbara Technology Group, an investment company, from May 2000 to June 2001, and as vice president of Broadview International, an investment bank, from August 1998 to April 2000. Mr. Spievak received a bachelor of arts degree in political science from the University of California, Santa Barbara and a masters of business administration degree from Northwestern University.

John M. Greathouse has served as our executive vice president of sales and business development since August 2004. From August 1999 to August 2004, Mr. Greathouse served as chief financial officer and senior vice president of strategic development for Citrix Online, an online access, support and collaboration software and services company. From January 1994 to August 1999, Mr. Greathouse served as the chief financial officer and vice president of business development at Computer Motion, Inc., a medical robotics company. Mr. Greathouse received a bachelor of science degree in accounting from the University of Maryland and a masters of business administration degree from the Wharton School at the University of Pennsylvania.

David S. Trandal is a co-founder and has served as our vice president of operations, secretary and a director since our inception. Mr. Trandal has also served as president of Liberty Telecom, LLC, our wholly-owned subsidiary, since March 1999. Mr. Trandal received a bachelor of science degree in engineering from the University of Arizona and a masters of science degree in engineering from Stanford University.

Colin D. Kelley has served as our chief technology officer since December 2000. From March 2000 to November 2000, Mr. Kelley also served as our engineering director. Prior to joining us, Mr. Kelley served as staff scientist for Unisys/Pulsepoint, a communications technology company, from January 1996 to March 2000. Mr. Kelley received a bachelor of science degree in electrical engineering and computer science from Villanova University.

David A. Giannini has served as our vice president of engineering since December 2000. From April 2000 to December 2000, Mr. Giannini also held the position of engineering director. From June 1986 to April 2000, Mr. Giannini served as technical manager for Digital Sound Company, a digital signal processing technology company. Mr. Giannini received a bachelor of science degree and a masters of science degree, both in computer science, from the University of California, Santa Barbara.

David J. Brahm has served as our vice president of marketing since December 2000. From November 1999 to December 2000, Mr. Brahm also served as our vice president of engineering. From June 1997 to November 1999, Mr. Brahm served as vice president of marketing for CrystalVoice Communications Corporation, an enterprise voice communication software company. Mr. Brahm received a bachelor of science degree in electrical engineering from the University of Connecticut and a masters of science degree in electrical engineering from Stanford University.

Jeffrey O. Henley has served as a director since June 2004. Since January 2004, Mr. Henley has served as chairman of Oracle Corporation, a software company. From May 1991 to July 2004, Mr. Henley served as the chief financial officer and executive vice president of Oracle Corporation. Mr. Henley received a bachelor of arts degree in economics from the University of California, Santa Barbara, and a masters of business administration in finance from the University of California, Los Angeles.

Jerry Murdock has served as a director since February 2004. Since January 1996, Mr. Murdock has been a managing director of Insight Venture Partners and affiliates. Mr. Murdock is a member of the board of directors of Quest Software, an enterprise software company. Mr. Murdock received a bachelor of arts degree in political science from San Diego State University.

Michael S. Noling has served as a director since July 2004. Mr. Noling has been a member of the board of directors of Web Associates, Inc., a company providing product support for website applications, since February 2000 and has served as a member of the board of directors and chairman of the audit committee of EarthShell Corporation, a food service packaging company, from March 2001 to May 2002. Mr. Noling previously served as president and chief executive officer of Wavefront Technologies, a software company, from September 1993 to June 1995. From 1995 until 2000, Mr. Noling served as a member of the board of directors of numerous private companies. Mr. Noling received a bachelor of science degree in engineering, a bachelor of arts degree in commerce and a masters of business administration degree, all from the University of Wisconsin, Madison.

Board of Directors

Our board has determined that a majority of the members of our board of directors are independent directors under the current Nasdaq National Market rules and regulations. There are no family relationships between any of our directors or executive officers.

Classified Board

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that the number of directors will be fixed in the manner provided in the bylaws.

Our directors have been divided among the three classes as follows:

•	the Class I directors will be Mr. Henley and Mr. Noling, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors will be Mr. Trandal and Mr. Spievak, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors will be Mr. Sperling, Mr. Hofstatter and Mr. Murdock, and their terms will expire at the annual meeting of stockholders to be held in 2007.

Board Committees

Our board currently has three committees: the audit committee, the compensation committee and the corporate governance and nominating committee.

Audit Committee

The members of our audit committee are Messrs. Murdock, Noling and Henley. Mr. Noling chairs the audit committee. The purpose of our audit committee is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. Specific responsibilities of our audit committee include:

•	appointing, evaluating and retaining our independent registered public accounting firm to audit our financial statements;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•	considering the adequacy of our internal accounting controls and audit procedures;

•	pre-approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm, as required by applicable laws;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our independent registered public accounting firm any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the report that the SEC requires in our annual proxy statement.

Compensation Committee

The members of our compensation committee are Messrs. Murdock, Noling and Sperling. Mr. Sperling chairs the compensation committee. The purpose of our compensation committee is to assist our board of directors in determining the compensation of our executive officers, directors and employees. Specific responsibilities of our compensation committee include:

•	reviewing and determining the compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee are Messrs. Murdock, Noling and Sperling. Mr. Sperling chairs the corporate governance and nominating committee. The purpose of our corporate governance and nominating committee is to assist our board of directors by identifying individuals qualified to become members of our board of directors and to develop our corporate governance principals. Specific responsibilities of our corporate governance and nominating committee include:

•	identifying, evaluating and recommending nominees to our board of directors and committees of our board of directors;

•	conducting searches for appropriate directors;

•	evaluating the performance of our board of directors and of individual directors; and

•	reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Director Compensation

We pay each of our non-employee directors $25,000 in annual cash compensation, as well as $1,000 for each board meeting they attend in person, or $500 for each board meeting they attend via teleconference. The chairman of the audit committee receives $5,000 in annual cash compensation, the chairman of the compensation committee and the chairman of the corporate governance and nominating committee each receive $3,000 annually. Each non-employee board member will also receive $500 for each committee meeting that member attends. We reimburse our non-employee directors for reasonable and actual travel and lodging expenses of attending in person meetings of the board and of committees. We also grant to each of our non-employee directors an annual nonqualified stock option, vesting over a two-year period, to purchase a number of shares of our common stock equal to 0.10% of our fully diluted outstanding shares, which presently represents approximately 18,334 shares.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

Summary 2004 Compensation Table

The following table sets forth information regarding the compensation earned for services rendered to us in all capacities by the two individuals who served as our chief executive officer in the last fiscal year and our four other most highly compensated executive officers during fiscal 2004. We refer to these officers in this prospectus as the named executive officers.

Name and Title	Annual Compensation		Long-Term Compensation	All Other Compensation (2)
	Salary	Bonus	Securities Underlying Options (1)
David F. Hofstatter, President and Chief Executive Officer (3)	$216,827	$50,000	120,000	$5,738
Jason S. Spievak, Chief Financial Officer (4)	200,000	—	341,522	8,198
David J. Brahm, Vice President of Marketing	180,000	—	—	5,899
David A. Giannini, Vice President of Engineering	187,885	20,000	36,000	5,738
Colin D. Kelley, Chief Technology Officer	177,923	7,500	22,500	5,899

(1)	All options are exercisable for shares of common stock.
(2)	This column includes compensation in the form of premiums paid by us for the life and health insurance policies of the named executive officers.
(3)	Mr. Hofstatter served as our acting chief executive officer from November 2002 through December 2003 and was named chief executive officer in December 2003.
(4)	Mr. Spievak was promoted from vice president of business development to chief financial officer on January 1, 2004.

Option Grants in Fiscal 2004

The following table sets forth information concerning stock option awards made to each of the named executive officers during fiscal 2004. All options granted to these executive officers in fiscal 2004 were granted under the 2000 Option Plan.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Appreciation for Option Term
	Number of Securities Underlying Options	Percentage of Total Options Granted to Employees in	Weighted Average Exercise Price per	Expiration
	Granted	Fiscal 2004 (1)	Share	Date	5%	10%
David F. Hofstatter (2)	120,000	14%	2.75	2/25/14	$1,624,674	$2,782,491
Jason S. Spievak (3)	341,522	41	1.58	4/5/14	5,022,305	8,317,482
David J. Brahm	—	—	—	—	—	—
David A. Giannini (4)	36,000	4	2.50	2/25/14	496,402	843,747
Colin D. Kelley (5)	22,500	3	2.50	2/25/14	310,251	527,342

(1)	Percentages are based on options to purchase an aggregate of 838,055 shares of common stock granted to our employees during fiscal 2004.
(2)	As of June 30, 2004, no options to purchase shares were vested and exercisable.
(3)	As of June 30, 2004, options to purchase all 341,522 shares were vested and exercisable. Options to purchase 236,174 shares expire on January 1, 2014 and 105,348 shares expire on April 5, 2014.
(4)	As of June 30, 2004, no options to purchase shares were vested and exercisable.
(5)	As of June 30, 2004, no options to purchase shares were vested and exercisable.

The shares underlying the options generally vest as follows: 1/8th of the shares vest after six months, and 1/48th of the shares vest over each of the remaining 42 months. No stock appreciation rights have been granted to these individuals.

The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	multiplying the number of shares of our common stock subject to the option by the assumed initial public offering price per share of $10.00;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option Values at June 30, 2004

One of our executive officers named in the summary compensation table exercised options during fiscal 2004. Colin Kelley exercised 8,850 options for a total exercise price of $19,125. The following table sets forth the number of shares of our common stock subject to exercisable and unexercisable stock options held as of June 30, 2004 by the named executive officers. The value of unexercised “in-the-money” options represents the difference between an assumed initial public offering price of $10.00 per share and the exercise price of each outstanding stock option.

	Number of Securities Underlying Unexercised Options at June 30, 2004		Value of Unexercised In-the-Money Options at June 30, 2004
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
David F. Hofstatter	—	120,000	$—	$870,000
Jason S. Spievak	556,961	—	4,667,765	—
David J. Brahm (1)	248,250	9,750	2,221,875	73,125
Colin D. Kelley	66,150	31,500	560,625	238,750
David A. Giannini	59,625	48,375	468,958	368,542

(1)	Mr. Brahm also has an option that is currently exercisable to purchase 12,000 shares of common stock from Delphi Ventures, LLC.

Employment Agreements

We have entered into written employment agreements with Mr. Hofstatter, Mr. Spievak and John Greathouse. Each of the employment agreements has the following principal terms:

•	the term of Messrs. Hofstatter and Spievak’s agreements are each three years beginning April 27, 2004;

•	Mr. Greathouse’s employment commenced August 23, 2004, and is terminable at will;

•	we will annually review the employee’s compensation and determine whether it should be increased for the following year;

•	the employee is entitled to participate in our stock option plans and receive other company-sponsored benefits, although we are not obligated to grant the employee any option or an option covering any particular number of shares of common stock; and

•

the agreement is terminable at will by either party at any time, but provides for severance payments equal to 12 months salary and health insurance premiums (and, in the case of Mr. Greathouse only, acceleration of stock option awards) in the event of termination of the employee by us without cause, or by the employee following a change of control of the company or because we break our obligations under the employment agreement (except in the case of Mr. Greathouse), reduce their compensation or certain key benefits, materially reduce their duties and authority, or require them to relocate more than 25 miles away from Santa Barbara, California.

The annual compensation payable to Mr. Hofstatter initially is as follows:

•	salary of $200,000;

•	discretionary cash bonus of up to $60,000; and

•	eligibility to receive a stock option for up to 60,000 shares of common stock.

The annual compensation payable to Mr. Spievak initially is as follows:

•	salary of $200,000;

•	discretionary cash bonus of up to $35,000; and

•	eligibility to receive a stock option for up to 30,000 shares of common stock.

The annual compensation payable to Mr. Greathouse initially is as follows:

•	salary of $200,000;

•	discretionary cash bonus of up to 65% of Mr. Greathouse’s salary; and

•	eligibility to receive a stock option for up to 21,000 shares of common stock.

Mr. Greathouse also received, upon commencement of employment with us, stock options for a total of 210,000 shares of common stock. One option is for 90,000 shares, of which 45,000 shares are subject to vesting under the standard four-year vesting schedule under our option plan, and 45,000 shares are subject to vesting under a two-year vesting schedule. The remaining 120,000 shares are covered by two options, one of which provides for accelerated vesting in up to 60,000 shares upon our achieving certain revenue and subscriber objectives on or before June 30, 2005, and the other of which provides for accelerated vesting in up to the remaining 60,000 shares upon our achieving certain other revenue and subscriber objectives on or before June 30, 2006.

Change of Control

The plan administrator of the 2004 Stock Incentive Plan has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the named executive officers and any other person in connection with a change of control.

Employee Benefit Plans

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan was adopted by our board of directors in April 2004, and approved by our stockholders in September 2004. The following summary is qualified in its entirety by the specific language contained in our 2004 Stock Incentive Plan.

Purpose.    The purpose of our 2004 Stock Incentive Plan is to provide incentives to enable our officers, employees, directors and consultants to acquire or increase a proprietary interest in us and our success.

Share reserve.    We have reserved 1,700,000 shares of our common stock for issuance under the 2004 Stock Incentive Plan.

That number of shares reserved for issuance under the 2004 Stock Incentive Plan is automatically increased on July 1, 2005, and each July 1 thereafter until and including July 1, 2014, by an amount equal to the lowest of:

•	5.0% of the number of shares of common stock issued and outstanding on the immediately preceding June 30;

•	1,200,000 shares of common stock; or

•	Such number of shares of common stock as determined by our board of directors.

If an outstanding option expires, is cancelled, or is otherwise terminated, the shares subject to the option again shall be available for grant under our 2004 Stock Incentive Plan. Similarly, if unvested shares of restricted stock are repurchased by us, the repurchased shares again shall be available for grant.

Administration.    Our board of directors administers our 2004 Stock Incentive Plan, although the board may appoint a committee to administer the plan. The administrator has the power to determine the terms of the awards granted, not inconsistent with the terms of the 2004 Stock Incentive Plan, including the exercise/purchase price, the number of shares subject to each award, and the award’s vesting schedule.

Eligibility.    Employees are eligible to receive grants of incentive stock options under our 2004 Stock Incentive Plan. Employees, officers, members of our board of directors and consultants are eligible to receive nonqualified stock options and restricted stock.

Stock options.    Our 2004 Stock Incentive Plan provides for the grant of incentive and nonstatutory stock options to purchase shares of our common stock. The exercise price of an option is set by the administrator at the time of the grant; provided, however, that (1) the exercise price of an incentive option may not be less than the fair market value of common stock on the date of the grant (and in the case of a grant to an individual who owns at least 10% of the voting power of all classes of our outstanding capital stock, or a 10% stockholder, not less than 110% of the fair market value on the date of grant), and (2) the exercise price of a nonqualified option may be equal to, less than, or more than the fair market value of the common stock on the date of the grant. Payment of the exercise price of an option may be made, in the discretion of the administrator, in whole or in part in the form of (1) cash, (2) shares of our common stock (valued at its then fair market value), (3) by withholding shares then issuable, (4) by promissory note, or (5) otherwise as permitted by law, in the Administrator’s discretion.

Options expire no later than the tenth anniversary of the date of grant (and in the case of an incentive stock option granted to a 10% stockholder, the fifth anniversary of the date of grant). Upon termination of employment, an option may be exercised, to the extent then vested, for thirty days in the event of a termination for cause (as defined in the plan), for 180 days in the event of death or disability, and three months otherwise. However, an option may never be exercised later than the expiration of its term.

Restricted stock.    Restricted stock awards are awards of shares of our common stock that vest at such times as designated by the administrator. The purchase price is determined by the administrator, and may be equal to, less than, or more than the fair market value of our common stock on the date of grant. Shares that do not vest will be subject to our right to repurchase upon the termination of the holder’s service to us. The repurchase price will be the price per share paid by the holder when he or she originally purchased the shares.

Adjustments.    In the event of a stock split, reverse stock split, stock dividend, combination, or reclassification of our common stock, or similar change in our capital structure, corresponding adjustments will be made to: (1) the number of shares of stock subject to outstanding awards and the number of shares authorized for issuance under our 2004 Stock Incentive Plan, and (2) the exercise/purchase price of outstanding awards.

Change in control.    If we are merged with or into another company as a result of which we are not the surviving corporation, or if we sell all or substantially all of our assets: (1) outstanding options will terminate unless assumed or substituted for by the successor corporation and (2) we will have a right to repurchase all unvested shares of restricted stock unless restricted stock awards are assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for outstanding awards, the administrator shall provide notice that (1) outstanding options shall be fully exercisable for a period of 15 days and, to the extent not exercised, will terminate upon the expiration of such 15-day period, and (2) all restrictions with respect to restricted stock will be waived.

Transferability.    Options granted under our 2004 Stock Incentive Plan may be transferred, assigned, pledged or hypothecated by will and the laws of descent and distribution, and otherwise as permitted by the Administrator. Restricted stock may not be sold or otherwise transferred until the shares have vested and all other applicable restrictions have terminated or expired.

Amendments and termination.    Our board of directors may amend, alter, suspend or terminate our 2004 Stock Incentive Plan at any time, provided that no outstanding award may be adversely affected without the optionee’s or stockholder’s consent. Our 2004 Stock Incentive Plan will continue until March 31, 2014, unless our board of directors decides to terminate the plan earlier, but options and shares then outstanding may be exercised and will remain outstanding until they expire or are terminated in accordance with their terms.

2000 Option Plan

Our 2000 Option Plan was adopted by our board of directors and approved by our stockholders in April 2000 and last amended in January 2004. Our 2000 Option Plan provides for the grant of incentive stock options to our employees and incentive and nonqualified stock options and restricted stock to our employees, directors and consultants. The administrator of our 2000 Option Plan (our board of directors) determines the terms and conditions of all awards granted; provided, however, that (1) the term of options may not be more than ten years (and in the case of an incentive stock option granted to a 10% stockholder, five years), and (2) the exercise price of incentive stock options must be no less than 100% (110% if granted to a 10% stockholder) of the fair market value of the covered shares on the date of grant. As of August 31, 2004 we had 202,417 shares reserved and available for granting options under our 2000 Option Plan. We have terminated the 2000 Option Plan effective at the closing of the offering, and no further awards may be granted after that date. As of August 31, 2004, there were outstanding options granted under the 2000 Option Plan covering a total of 1,836,663 shares of common stock.

Upon termination of service, and unless the administrator provides otherwise, an individual may exercise his or her outstanding options, to the extent then vested, for 180 days if the termination is a result of death or disability and for 90 days for termination for any other reason besides termination for cause (as defined in the plan). In the event of a termination for cause, outstanding options expire immediately. Notwithstanding the foregoing, in no event may an option be exercised following the expiration of its term.

In the event of a reorganization, merger, consolidation, liquidation or sale or other disposition of substantially all of our capital stock or assets to a third party, unexercised options will remain outstanding, and upon exercise, optionees will be entitled to receive the same consideration that common stockholders received in the transaction. Alternatively, our board of directors may decide to provide (1) optionees with the right to exercise outstanding options as to all of the shares, including shares that otherwise would not be exercisable, and (2) that outstanding options, to the extent not exercised, will terminate prior to the effective date of the transaction.

1999 Option Plan

Our 1999 Option Plan was adopted by our board of directors and approved by our stockholders in February 1999. Our 1999 Option Plan provides for the grant of incentive stock options to our employees and incentive and nonqualified stock options to our employees, directors and consultants. The administrator of our 1999 Option Plan (our board of directors) determines the terms and conditions of all options granted; provided, however, that (1) the term of options may not be more than ten years (and in the case of an incentive stock option granted to a 10% stockholder, five years), and (2) the exercise price of incentive stock options must be no less than 100% (110% if granted to a 10% stockholder) of the fair market value of the covered shares on the date of grant. We terminated the 1999 Option Plan effective in April 2000. As of August 31, 2004, there were outstanding options granted under the 1999 Option Plan covering a total of 497,660 shares of common stock.

Upon termination of service, and unless the administrator provides otherwise, an individual may exercise his or her outstanding options, to the extent then vested, for 180 days if the termination is a result of death or disability and for 90 days for termination for any other reason besides termination for cause (as defined in the plan). In the event of a termination for cause, outstanding options expire immediately. Notwithstanding the foregoing, in no event may an option be exercised following the expiration of its term.

In the event of a reorganization, merger, consolidation, liquidation or sale or other disposition of substantially all of our capital stock or assets to a third party, unexercised options will remain outstanding, and upon exercise, optionees will be entitled to receive the same consideration that common stockholders received in the transaction. Alternatively, our board of directors may decide to provide (1) optionees with the right to exercise outstanding options as to all of the shares, including shares that otherwise would not be exercisable, and (2) that outstanding options, to the extent not exercised, will terminate prior to the effective date of the transaction.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board of directors in April 2004 and approved by our stockholders in September 2004. We intend to file a registration statement covering the shares available for issuance under our Employee Stock Purchase Plan after the completion of this offering. We will not grant any purchase rights under our Employee Stock Purchase Plan until after that registration statement becomes effective. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Purpose.    The purpose of our Employee Stock Purchase Plan is to advance our interests and the interests of our stockholders by providing an incentive to attract, retain, and reward eligible employees and by motivating such persons to contribute to our growth and profitability.

Share reserve.    We have reserved 120,000 shares of our common stock for issuance under our Employee Stock Purchase Plan. That number is automatically increased on July 1, 2005 and each July 1 thereafter until and including July 1, 2014 by an amount equal to the lowest of:

•	0.85% of the number of shares of common stock issued and outstanding on the immediately preceding June 30;

•	120,000 shares of common stock; or

•	such number of shares of common stock as determined by our board of directors.

Administration.    Our board of directors administers our Employee Stock Purchase Plan, although the board may appoint a committee to administer the plan. The administrator has full authority to interpret the terms of the Employee Stock Purchase Plan and to determine the relevant terms and conditions of purchase rights granted under the Employee Stock Purchase Plan.

Eligibility.    An employee is eligible to participate if we customarily employ him or her for more than 20 hours per week and more than five months in any calendar year. Eligible employees may begin participating in our Employee Stock Purchase Plan at the start of any offering period. Employees who own stock or who hold options to purchase our stock totaling five percent or more of the combined voting power of our stock are not eligible to participate in our Employee Stock Purchase Plan.

Offering periods.    Our Employee Stock Purchase Plan is implemented by sequential offering periods of approximately six months or such other duration (not to exceed 27 months) as the administrator shall determine.

Amount of contributions.    Our Employee Stock Purchase Plan permits eligible employees to purchase our common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Purchases of our common stock generally will occur on the last day of each offering period; provided, however, that no employee may purchase shares with a fair market value (determined on the first day of the offering period) in excess of $12,500 during any six month offering period.

Purchase price.    The price of each share of common stock purchased under our Employee Stock Purchase Plan will be equal to 85% of the lower of:

•	the fair market value per share of our common stock on the first day of the offering period; and

•	the fair market value per share of our common stock on the purchase date.

Withdrawal.    Employees may end their participation in our Employee Stock Purchase Plan at any time by delivering a notice of withdrawal on a form we provide. Participation ends automatically upon termination of employment with us. Upon termination of participation, the individual’s accumulated payroll deductions will be returned without interest as soon as practicable.

Adjustments.    The total number and class of shares of our common stock offered under our Employee Stock Purchase Plan, the share limitation on each purchase date, the number of shares automatically added to our Employee Stock Purchase Plan each year, and the purchase price of shares of our common stock will be appropriately adjusted to prevent the dilution or enlargement of rights available under the Employee Stock Purchase Plan in the event of any change in our common stock effected without receipt of consideration, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in our capital structure, or in the event of payment of a dividend or distribution to our stockholders in a form other than shares that has a material effect on the fair market value of our shares of common stock.

Change of control.    In the event of a change of control the successor corporation may assume the rights and obligations under our Employee Stock Purchase Plan. If the successor corporation elects not to assume the rights and obligations, then the purchase date of the current offering period shall be moved to a date before the effective date of the transaction, a new purchase shall occur on such date and all rights shall terminate as of the effective date of the transaction.

Amendments and termination.    Our board of directors may amend, suspend or terminate our Employee Stock Purchase Plan at any time; provided, however, that no such amendment, suspension or termination may adversely affect purchase rights previously granted without the holder’s consent. Notwithstanding the foregoing, our board of directors may take certain actions without the consent of participants if the continuation of our Employee Stock Purchase Plan would result in unfavorable financial accounting consequences.

2003 Cash Bonus Plan

Our 2003 Cash Bonus Plan was adopted by our board of directors, effective September 2003, and was approved by our stockholders in January 2004. The purpose of the 2003 Cash Bonus Plan is to provide an effective tool for rewarding certain long-term employees and providing them with an incentive to remain employed with us.

Under the 2003 Cash Bonus Plan, our board of directors has approved $600,000 to fund cash bonuses payable in connection with the closing of a liquidity event, for example, either the closing of this offering or the acquisition of CallWave by a third party, to such eligible employees and in such respective amounts as our Chief Executive Officer determines to be appropriate. In either such event, the amount payable to eligible employees under the 2003 Cash Bonus Plan will be paid as a first-priority expense, prior to any liquidation preference payable to holders of preferred stock, and prior to any payment to the holders of common stock. Our chief executive officer is not eligible to receive any bonus under our 2003 Cash Bonus Plan.

401(k) Plan

We maintain a profit sharing/401(k) plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. This plan allows each participant to contribute up to 60% of his or her pre-tax compensation, up to a statutory limit, which is $13,000 in calendar year 2004 (although certain eligible employees may elect to contribute an additional amount, up to $3,000 in calendar year 2004, as a catch-up contribution). Under the plan, each employee is fully vested in the employee’s deferred salary contributions. The plan also permits us to make discretionary contributions and matching contributions. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We have obtained liability insurance which will insure our directors and officers against certain losses and which will insure us against our obligations to indemnify our directors and officers.

In addition, we have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. We also maintain directors and officers liability insurance.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We believe that these provisions in our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We are aware that the Securities and Exchange Commission considers indemnification for liabilities arising under the Securities Act to be against public policy. Even if our indemnification of our directors, officers and controlling persons is permitted under indemnification agreements, it could be unenforceable as a matter of public policy.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since July 1, 2000, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or entities affiliated with them, had or will have a material interest, other than as described above in the section titled “Management” and in the transactions described below.

Delaware Reincorporation

CallWave, Inc., a California corporation, or CallWave California, was organized on August 10, 1998, and is our predecessor. We acquired all of the business, assets and liabilities of CallWave California by merger in September 2004. In connection with the merger, each outstanding share of the common stock of CallWave California was converted into one share of our common stock, and each outstanding share of the preferred stock of CallWave California was converted into one share of our preferred stock. Each of those shares of preferred stock will be converted into six-tenths, or 0.6, of one share of our common stock prior to the closing of this offering.

Amended and Restated Investor Rights Agreement

We have entered into an agreement with our preferred stockholders, and certain of our warrant holders, including entities with which certain of our directors are affiliated, that provides for certain rights relating to the registration of 8,634,985 shares of our common stock issuable upon conversion of the preferred stock or warrants. These rights will survive this offering and will terminate at such time as each holders’ securities can be sold within a 90-day period without compliance with the registration requirements of the Securities Act pursuant to Rule 144, but in any event no later than the five-year anniversary of this offering. The directors, executive officers and holders of 5% of our capital stock that are parties to this agreement are Mr. Sperling, Mr. Hofstatter, Mr. Rubenstein, a former director, Mr. Senoff, a former director, Mr. Murdock, affiliates of Insight Venture Associates IV, LLC and New Millennium Partners.

Stockholders Agreement

We entered into a stockholders agreement with certain of our major stockholders on February 12, 2004, pursuant to which such major stockholders agreed to vote in favor of electing an individual to the board of directors designated by affiliates of Insight Venture Associates IV, LLC. Such affiliates are also entitled to designate one individual as a non-participating observer to be present at meetings of the board of directors. The stockholders agreement terminates upon completion of this offering. The major stockholders that are parties to this agreement are Mr. Sperling and Stephanie Sperling, Mr. Rubenstein, a former director, affiliates of New Millenium Partners, affiliates of Wheatly Partners, affiliates of Woodland Partners, Seneca Ventures, Brookwood Partners and Summerhill Trust. Management members that are parties to this agreement are Mr. Hofstatter, Mr. Trandal and Delphi Ventures LLC, which is controlled by Mr. Dolan, our former chief executive officer.

Irrevocable Proxy and Voting Agreement

Peter Sperling has entered into an irrevocable proxy and voting agreement with affiliates of Insight Venture Associates IV, LLC, entities with which Mr. Murdock is affiliated, pursuant to which Mr. Sperling has been granted an irrevocable proxy to vote 1,962,375 shares beneficially owned by those entities. Mr. Sperling’s right to vote such shares is limited in regard to the ability to vote on certain matters affecting us. The irrevocable proxy terminates upon completion of this offering.

Other Transactions

In April 2001, we issued a $2,000,000 convertible note bearing interest at 9% per year to Mr. Sperling. In August 2001, this convertible note, plus accrued interest of $75,000 was converted into 763,665 shares of our Series E preferred stock. The Series E preferred stock includes standard provisions such as anti-dilution protection, voting rights and a liquidation preference of $2.71 per share. The Series E preferred stock will convert into six-tenths, or 0.6, of one share of our common stock upon the closing of this offering. We believe the terms of the note were determined by negotiation between us and Mr. Sperling and were more favorable to us than those terms that could have been obtained from an independent third party.

In connection with the note issued to Mr. Sperling described above, in April 2001, Delphi Ventures, LLC, one of our stockholders that is controlled by Mr. Dolan, our former chief executive officer and a former member of our board of directors, granted to Mr. Sperling an option to purchase 150,000 shares of our common stock owned by Delphi Ventures, LLC at an exercise price of $1.67 per share. The exercise price per share of the option was equal to the exercise price being used at the time for exercise of options granted under our stock option plan. Mr. Sperling exercised that option on May 5, 2004.

In November 2002, we entered into a loan agreement with Mr. Dolan under which we agreed to lend up to $78,000 to Mr. Dolan. That loan was secured by a pledge of shares of our common stock. The terms of the loan to Mr. Dolan were determined by negotiation between us and Mr. Dolan. Mr. Dolan was represented by independent counsel in the transaction. We believe the terms of the loan were at least as favorable to us as terms we could have obtained from independent third parties. The entire principal of and interest on that loan were repaid in full on February 12, 2004, and the loan agreement terminated on that date.

In February 2004, affiliates of Insight Venture Associates IV, LLC, purchased in the aggregate from certain of our stockholders 180,000 outstanding shares of our common stock at a purchase price of $2.08 per share, 780,000 outstanding shares of our common stock at a purchase price of $2.50 per share and 3,000,000 outstanding shares of our Series E preferred stock at a purchase price of $3.30 per share. The selling stockholders included Mr. Sperling, Mr. Hofstatter, Mr. Trandal and Delphi Ventures. In that transaction, we provided certain representations to the purchasing stockholders, and granted to those purchasing stockholders the right to convert their shares of Series E preferred stock into shares of our Series E-1 preferred stock. The Series E-1 preferred stock is identical to the Series E preferred stock except that it provides holders of the Series E-1 preferred stock the right to require us to purchase the stock back at a price of $3.30 per share in the event of certain change in control scenarios. There are currently no outstanding shares of Series E-1 preferred stock and the authorized Series E-1 preferred stock will be cancelled upon the closing of this offering. The price and terms of the transaction were determined by negotiation between the selling stockholders and the affiliates of Insight Ventures Associates IV, LLC. We did not receive any financial consideration in the transaction.

In February 2004, we entered into an agreement with Insight Venture Management, LLC, an affiliate of Insight Venture Associates IV, LLC, to make available to us certain of Insight’s business development personnel to assist us with market assessment, research and analysis. Under the terms of this agreement, we pay Insight $75,000 per year, payable in four quarterly installments at the end of each calendar quarter. Either party may terminate this agreement at any time. The price paid in this transaction was determined by considering the market rate for business development personnel possessing similar skills and experience. The terms of this agreement were determined by arms length negotiation between the parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of August 31, 2004, as adjusted to reflect the sale of the shares of common stock offered in this offering and held by the following persons:

•	each person, or “group” of persons as the term is used in section 13(d)(3) of the Exchange Act, known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, based on the information furnished to us and subject to community property laws where applicable, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

This table lists applicable percentage beneficial ownership based on 14,983,808 shares of common stock outstanding as of August 31, 2004, including shares of preferred stock, on an as-converted basis, assuming, the 3-for-5 reverse stock split of our common stock that was effected on September 20, 2004 and also lists applicable percentage ownership based on 18,983,808 shares of common stock outstanding after the closing of the offering. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of August 31, 2004, are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other persons’ ownership percentage.

Unless otherwise indicated, the address for each beneficial owner is 136 West Canon Perdido Street, Suite A, Santa Barbara, California 93101.

Name of Beneficial Owner	Shares Issuable Pursuant to Options/Warrants Exercisable Within 60 Days of August 31, 2004	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
			Before Offering	After Offering
5% Stockholders
Insight Venture Associates IV, LLC (1) 680 Fifth Avenue, New York, New York 10019	—	3,029,998	20.2%	16.0%
New Millennium Partners, and affiliated entities (2) 222 Columbus Avenue, Suite 412, San Francisco, California 94133	187,498	1,215,089	8.0	6.3

Executive Officers and Directors (7)(8)
Peter V. Sperling (3)	177,792	3,877,924	25.6	20.2
Jerry Murdock (1)	2,292	3,032,290	20.2	16.0
David F. Hofstatter	20,000	1,640,682	10.9	8.6
Barry W. Rubenstein (4)(7)	168,750	1,327,264	8.8	6.9
Robert Senoff (2)(7)	187,498	1,215,089	8.0	6.3
Robert A. Dolan, former chief executive officer (5)	—	874,057	5.8	4.6
David S. Trandal	3,000	708,207	4.7	3.7
Jason S. Spievak	556,961	556,961	3.6	2.9
David J. Brahm (6)	261,750	261,750	1.7	1.4
John Greathouse	—	42,300	*	*
Colin D. Kelley	70,150	79,000	*	*
David A. Giannini	68,625	68,625	*	*
Jeffrey O. Henley (7)	38,292	38,292	*	*
Michael S. Noling (8)	2,292	2,292	*	*
Executive officers and directors as a group (14 persons)	1,557,402	13,724,733	83.0	66.8

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Consists of: (i) 2,395,490 shares held by Insight Venture Partners IV, LP; (ii) 320,257 shares held by Insight Venture Partners (Cayman) IV, LP; (iii) 295,217 shares held by Insight Venture Partners IV (Co-Investors), LP; (iv) 19,034 shares held by Insight Venture Partners IV (Fund B), LP (together with Insight Venture Partners IV, LP, Insight Venture Partners (Cayman) IV, LP, and Insight Venture Partners IV (Co-Investors), LP, or the Insight Funds); and (v) 2,292 shares issuable upon the exercise of options that are exercisable within 60 days of August 31, 2004. Voting power over certain matters relating to 1,962,375 of the total shares beneficially owned by the Insight Funds has been delegated to Mr. Sperling pursuant to an irrevocable proxy and voting agreement which is described in “Management – Voting Agreements,” which terminates upon the closing of this offering. Insight Venture Associates IV, LLC, or Insight Associates, is the general partner of each of the Insight Funds and may be deemed to beneficially own the shares held by the Insight Funds. Mr. Murdock, a director of our company, may be deemed to beneficially own the shares held by the Insight Funds because he is the designated managing member of Insight Associates, the general partner of the Insight Funds and, therefore, has voting and dispositive power over such shares, except to the extent that voting power has been delegated to Mr. Sperling. The foregoing is not an admission by Insight Associates or Mr. Murdock that such persons are the beneficial owners of the shares held by the Insight Funds. Mr. Murdock disclaims beneficial ownership of the shares and options held by the Insight Funds, except to the extent of his pecuniary interest therein.
(2)	Consists of: (i) 375,000 shares held by New Millennium Partners–CallWave; (ii) 453,985 shares and warrants to purchase 130,436 shares held by New Millennium Partners II; and (iii) 198,606 shares and warrants to purchase 57,062 shares held by New Millennium Partners II Non-Q. Mr. Senoff exercises sole voting and investment power over the shares held by the affiliated entities listed above. Mr. Senoff disclaims beneficial ownership of the shares and warrants held by the affiliated entities listed above, except to the extent of his pecuniary interest therein.
(3)	Includes: (i) 2,966,504 shares and a warrant to purchase 100,500 shares; (ii) 733,628 shares and a warrant to purchase 75,000 shares held by the John G. Sperling, 1994 Irrevocable Trust; and (iii) 2,292 shares issuable upon the exercise of options that are exercisable within 60 days of August 31, 2004. Excludes 1,962,375 shares over which Mr. Sperling has voting power for certain matters pursuant to an irrevocable proxy which has been granted by the entities listed in (1) above and will terminate upon the closing of this offering. See the section titled “Management –Voting Agreements.”
(4)	Consists of : (i) 49,999 shares and a warrant to purchase 120,000 shares; (ii) 401,971 shares held by Wheatley Partners III; (iii) 119,579 shares and a warrant to purchase 15,000 shares held by Woodland Venture Fund; (iv) 114,783 shares held by Wheatley Partners; (v) 110,418 shares and a warrant to purchase 11,250 shares held by Woodland Partners; (vi) 94,579 shares and a warrant to purchase 15,000 shares held by Seneca Ventures; (vii) 87,966 shares held by Wheatley Associates III; (viii) 85,971 shares held by Wheatley Foreign Partners III; (ix) 59,912 shares held by Wheatley Partners II; (x) 23,612 shares and a warrant to purchase 7,500 shares held by Brookwood Partners; and (xi) 9,724 shares held by Wheatley Foreign Partners. Mr. Rubenstein disclaims beneficial ownership of the shares and warrants held by the affiliated entities listed above, except to the extent of his pecuniary interest therein.
(5)	Consists of (i) 600,000 shares held by Summerhill Trust, (ii) 266,857 shares held by Delphi Ventures, LLC; (iii) 2,400 shares held by Robert Dolan as custodian for Charles Dolan until age 25 under the California Uniform Transfer to Minors Act; (iv) 2,400 shares held by Robert Dolan as custodian for Samuel Dolan until age 25 under the California Uniform Transfer to Minors Act; and (v) 2,400 shares held by Robert Dolan as custodian for William Dolan until age 25 under the California Uniform Transfer to Minors Act. Mr. Brahm has an option to purchase up to 12,000 of the shares held by Delphi Ventures, LLC.
(6)	These shares include an option to purchase up to 12,000 shares held by Delphi Ventures, LLC.
(7)	Mr. Rubenstein and Mr. Senoff resigned from the board of directors on June 30, 2004. Mr. Henley was elected to the board of directors on June 30, 2004, at which date Mr. Henley held 36,000 shares of common stock issuable upon the exercise of stock options, all of which are currently exercisable. Mr. Henley also holds 2,292 shares issuable upon the exercise of options that are exercisable within 60 days of August 31, 2004.
(8)	Mr. Noling was elected to the board of directors on July 1, 2004. Mr. Noling holds 2,292 shares issuable upon the exercise of options that are exercisable within 60 days of August 31, 2004.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is subject to and qualified in its entirety by the provisions of our certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law. This description gives effect to the conversion of all outstanding shares of preferred stock into common stock, which will occur upon the effectiveness of this prospectus.

Authorized Capital Stock

Immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

Assuming the conversion of all outstanding shares of our preferred stock into 8,538,515 shares of common stock, as of August 31, 2004, we had 14,983,808 shares of common stock outstanding, held of record by approximately 160 stockholders. In addition, as of August 31, 2004, there were 2,661,256 shares of common stock subject to outstanding options, including 497,660 options granted under our 1999 Option Plan, 1,836,663 options granted under our 2000 Option Plan and 326,933 additional grants to service providers, and 762,855 shares subject to warrants.

Subject to the rights, preferences and privileges that may be applicable to any preferred stock that may be issued and outstanding at the time, the holders of outstanding shares of common stock have the rights, preferences and privileges set forth below.

Voting rights.    The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. The holders of common stock do not have cumulative voting rights with respect to the election of directors.

Dividends.    Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose.

Liquidation rights.    In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets legally available for distribution to stockholders after payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding preferred stock.

Other.    Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Although we have no present intention to issue shares of preferred stock, any such issuance, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of CallWave and may adversely affect the trading price of our common stock and the voting and other rights of the holders of common stock.

Warrants to Purchase Our Common Stock

As of August 31, 2004, warrants to purchase 666,435 shares of our common stock were issued and outstanding, as follows:

Number of Shares of Common Stock	Exercise Price	Expiration Date
18,000	$2.00	11/1/04
135,000	4.00	12/17/04
8,700	1.50	12/8/04
48,000	2.50	3/20/05
9,000	1.50	1/7/05
81,000	2.50	4/5/05
13,500	2.50	4/18/05
112,500	2.50	5/31/05
63,750	2.50	7/12/05
11,250	2.50	7/13/05
22,500	2.50	8/14/05
75,000	2.50	9/8/05
11,700	2.50	12/18/05
2,775	2.50	3/22/05
30,000	2.50	5/30/05
23,760	0.55	12/31/08

In addition, as of August 31, 2004, there is one warrant to purchase 160,700 shares of our Series E preferred stock, which is convertible into 96,420 shares of our common stock, at an exercise price of $2.40, which expires on August 11, 2007. Upon consummation of this offering, such warrants will be exercisable only for shares of our common stock. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

The holders of 8,634,935 shares of common stock issuable upon conversion of the preferred stock and exercise of a warrant that were outstanding and unconverted and unexercised, respectively, immediately prior to the consummation of this offering, or the registrable securities, are entitled to have their shares registered by us under the Securities Act under the terms of the Amended and Restated Investor Rights Agreement between us and the holders of these registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

•	the holders of at least 2,158,734 of the then-outstanding registrable securities may require, on three occasions beginning nine months after the effective date of this prospectus, that we use our reasonable efforts to register the registrable securities for public resale;

•	if, other than in connection with this offering, we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering due to marketing factors;

•	any holder of the then-outstanding registrable securities may require us to use our reasonable efforts to register all or a portion of their registrable securities on a Form S-3 registration statement when use of that form becomes available to us, provided that the proposed aggregate selling price is at least $500,000.

We will bear all registration expenses other than underwriting discounts and commissions with respect to all such registrations. All registration rights terminate on the date five years following the consummation of the sale of securities pursuant to this prospectus, or, with respect to each individual holder, such earlier time at which all registrable securities held by the holder (and any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold each day of any 90 day period pursuant to Rule 144.

Anti-Takeover Law Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make any effort to acquire us or to remove our incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with us before initiating a takeover bid.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of this transaction, the board of directors approved either the business combination or the transaction in which such stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Our certificate of incorporation does not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. Our certificate of incorporation also provides for the board of directors to be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year term. In addition, our bylaws provide that special meetings of the stockholders can be called only by the chairman of the board, the chief executive officer, or the board of directors. Our bylaws also provide that stockholder proposals for action at a meeting and nominations for directors must be presented to us in advance of the stockholder meeting. These provisions, which require the vote of stockholders holding at least 66 2/3% of our outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Nasdaq Market Listing

We have applied to have our common stock listed on the Nasdaq National Market for quotation under the symbol “CALL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing trading price of our common stock and could impair our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of the offering, 18,983,808 shares of our common stock will be outstanding. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares.

The remaining 14,983,808 shares of our common stock held by existing stockholders are restricted shares as defined in Rule 144 or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under any of Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Of these restricted shares, 2,387,476 shares will be available for resale in the public market in reliance on Rule 144(k), all of which are restricted by the terms of the lock-up agreements described below. An additional 7,109,197 shares will also be available for resale in the public market in reliance on Rule 144, all of which are restricted by the terms of the lock-up agreements. Finally, an additional 193,186 shares which will be saleable after 180 days were issued in transactions completed in reliance on Rule 701, all of which are restricted by the terms of the lock-up agreements. The remaining 5,293,949 shares become eligible for resale in the public market at various dates thereafter, all of which shares are restricted by the terms of the lock-up agreements. The table below sets forth the approximate number of shares eligible for future sale:

Days after Date of this Prospectus	Approximate Number of Shares Becoming Eligible for Future Sale	Comment
On Effectiveness	4,000,000	Freely tradable shares sold in offering.

90 Days	None	All shares subject to lock-up agreement with either us or the underwriters.

180 Days	9,689,859	Lock-up ends; shares salable under Rules 144, 144(k) and 701.

Thereafter	5,293,949	Restricted securities held for one year or more by non-affiliates and held for two years or more by affiliates.

Lock-up Agreements

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we and our executive officers, directors and substantially all of our stockholders and option holders have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of the underwriters and us for a period of at least 180 days from the date of this prospectus. In addition, for a period of at least 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of our common stock or of the release for sale in the public market of all or any portion of the shares restricted by the terms of the lock-up agreements without the prior written consent of the underwriters and us.

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the selling restrictions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 189,838 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. As of August 31, 2004, 346,601 shares will be available for resale in the public market in reliance on Rule 701, all of which shares are restricted by the terms of the lock-up agreements.

Registration Rights

On the date nine months after the date of this prospectus, the holders of 8,634,935 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of Capital Stock—Registration Rights.” If these shares are registered and not held by one of our affiliates, they will become freely tradable without restriction under the Securities Act.

Stock Options

As of August 31, 2004, under our equity plans, options to purchase a total of 2,661,256 shares of our common stock were outstanding, including 497,660 options granted under our 1999 Option Plan, 1,836,663 options granted under our 2000 Option Plan and 326,933 additional grants to service providers. We intend to file a registration statement on Form S-8 under the Securities Act for shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the lock-up agreements to which they are subject.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Piper Jaffray & Co., First Albany Capital Inc. and WR Hambrecht + Co, LLC, have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Name	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
First Albany Capital Inc.
WR Hambrecht + Co, LLC

Total	4,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,000,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are             % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Fees Per Share	Total Fees
		Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of at least 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the underwriters and us. This consent may be given at any time, without public notice, only with the prior unanimous approval of us and each of the underwriters. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 2004 Stock Incentive Plan and our Employee Stock Purchase Plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not a part of the prospectus or the registration statement of which this prospectus forms a part.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has

complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

LEGAL MATTERS

The legality of our securities offered will be passed on for CallWave by Reicker, Pfau, Pyle, McRoy & Herman LLP, 1421 State Street, Suite B, Santa Barbara, California. Certain members of Reicker, Pfau, Pyle, McRoy & Herman hold 90,300 shares of our common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of CallWave, Inc., at June 30, 2004 and June 30, 2003 and for each of the three years in the period ended June 30, 2004, appearing in this prospectus and registration statement, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

CALLWAVE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

CallWave, Inc.

We have audited the accompanying consolidated balance sheets of CallWave, Inc., as of June 30, 2004 and June 30, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CallWave, Inc., as of June 30, 2004 and June 30, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

August 23, 2004, except as to Note 10, as to which the date is

September 20, 2004.

CALLWAVE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of June 30,
	2003	2004	Pro Forma
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,380	$6,187
Marketable securities	—	7,003
Restricted cash	—	335
Accounts receivable; net of allowance for doubtful accounts of $42, $272 and $402	3,019	3,690
Other current assets	56	153

Total current assets	5,455	17,367
Property and equipment, net	1,764	1,743
Deferred tax asset	—	1,664
Other assets	220	853

Total assets	$7,439	$21,628

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$905	$1,245
Accrued payroll	552	758
Deferred revenues	3,038	2,401
Income taxes payable	—	1,158
Other current liabilities	219	543

Total current liabilities	4,714	6,105

Commitments and contingencies

Stockholders’ equity:
Series A convertible preferred stock, $0 par value; 648 shares authorized, issued and outstanding (liquidation preference of $216)	83	83	—
Series B convertible preferred stock, $0 par value; 2,829 shares authorized, issued and outstanding (liquidation preference of $1,697)	1,691	1,691	—
Series C convertible preferred stock, $0 par value; 1,229 shares authorized, issued and outstanding (liquidation preference of $1,475)	1,472	1,472	—
Series D convertible preferred stock, $0 par value; 1,706 shares authorized, issued and outstanding (liquidation preference of $4,094)	4,077	4,077	—
Series E convertible preferred stock, $0 par value; 11,100 shares authorized; 7,819 shares issued and outstanding (liquidation preference of $21,190)	21,438	21,438	—
Series E-1 convertible preferred stock, $0 par value; 3,000 shares authorized; 0 shares issued and outstanding (liquidation preference of $0)	—	—	—
Common stock, $0 par value; 50,000 shares authorized; 5,572 and 6,367 shares issued and outstanding as of June 30, 2003 and 2004, respectively and 14,905 shares issued and outstanding, pro forma	2,610	3,998	32,759
Deferred compensation	(198)	(303)	(303)
Accumulated deficit	(28,448)	(16,933)	(16,933)

Total stockholders’ equity	2,725	15,523	$15,523

Total liabilities and stockholders’ equity	$7,439	$21,628

See accompanying notes.

CALLWAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Year Ended June 30,
	2002	2003	2004

Revenues	$16,383	$22,488	$38,886
Cost of sales	6,568	8,467	11,673

Gross profit	9,815	14,021	27,213

Operating expenses:
Sales and marketing	4,180	3,959	5,987
Research and development	4,382	4,894	5,294
General and administrative	4,263	3,376	4,985
Impairment of long-lived assets	—	191	30

Total operating expenses	12,825	12,420	16,296

Operating income (loss)	(3,010)	1,601	10,917
Interest income (expense), net	(39)	36	93

Income (loss) before income taxes	(3,049)	1,637	11,010

Income tax expense (benefit)	1	1	(505)

Net income (loss)	$(3,050)	$1,636	$11,515

Net income (loss) per share:
Basic	$(0.55)	$0.29	$1.96
Diluted	(0.55)	0.11	0.73
Pro forma basic			0.80

Weighted-average common shares outstanding:
Basic	5,500	5,562	5,886
Diluted	5,500	15,291	15,674
Pro forma basic			14,425

See accompanying notes.

CALLWAVE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock		Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2001	648	$83	2,829	$1,691	1,229	$1,472	1,706	$4,077	6,692	$18,383	5,445	$1,116	$(251)	$(27,034)	$(463)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	109	61	—	—	61
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	173	(173)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—	126	—	126
Non-employee equity compensation	—	—	—	—	—	—	—	—	—	—	—	20	—	—	20
Revaluation of warrants for extension of exercise dates	—	—	—	—	—	—	—	—	—	—	—	1,228	—	—	1,228
Issuance of Series E convertible preferred stock	—	—	—	—	—	—	—	—	364	980	—	—	—	—	980
Conversion of notes payable to Series E Preferred Stock	—	—	—	—	—	—	—	—	763	2,075	—	—	—	—	2,075
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,050)	(3,050)

Balance at June 30, 2002	648	83	2,829	1,691	1,229	1,472	1,706	4,077	7,819	21,438	5,554	2,598	(298)	(30,084)	977
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	18	11	—	—	11
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	(13)	13	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—	87	—	87
Non-employee equity compensation	—	—	—	—	—	—	—	—	—	—	—	14	—	—	14
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	1,636	1,636

Balance at June 30, 2003	648	83	2,829	1,691	1,229	1,472	1,706	4,077	7,819	21,438	5,572	2,610	(198)	(28,448)	2,725
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	192	300	—	—	300
Exercise of warrants	—	—	—	—	—	—	—	—	—	—	603	363	—	—	363
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	677	(677)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—	572	—	572
Non-employee equity compensation	—	—	—	—	—	—	—	—	—	—	—	48	—	—	48
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	11,515	11,515

Balance at June 30, 2004	648	$83	2,829	$1,691	1,229	$1,472	1,706	$4,077	7,819	$21,438	6,367	$3,998	$(303)	$(16,933)	$15,523

See accompanying notes.

CALLWAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended June 30,
	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(3,050)	$1,636	$11,515
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	722	834	758
Impairment of long-lived assets	—	191	30
Amortization of deferred compensation	126	87	572
Non-employee equity based compensation	1,248	14	48
Deferred tax asset	—	—	(1,664)
Bad debt expense	93	498	1,146

Changes in operating assets and liabilities:
Restricted cash	80	—	(335)
Accounts receivable, net of bad debt expense	(53)	(2,659)	(1,817)
Other assets	182	(98)	(730)
Accounts payable	(370)	33	340
Accrued payroll	118	71	206
Deferred revenues	2,026	585	(637)
Income taxes payable	—	—	1,158
Accrued other liabilities	(63)	120	324

Net cash provided by operating activities	1,059	1,312	10,914

Cash flows from investing activities:
Purchases of marketable securities	—	—	(7,003)
Purchases of property and equipment	(897)	(389)	(767)

Net cash used in investing activities	(897)	(389)	(7,770)

Cash flows from financing activities:
Proceeds from notes payable	—	—	—
Repayments of notes payable	(30)	—	—
Exercises of stock options and warrants	61	11	663
Equity instruments issued as consideration for interest expense	75	—	—
Proceeds from issuance of preferred stock	980	—	—

Net cash provided by financing activities	1,086	11	663

Net increase (decrease) in cash and cash equivalents	1,248	934	3,807
Cash and cash equivalents at beginning of the year	198	1,446	2,380

Cash and cash equivalents at end of the year	$1,446	$2,380	$6,187

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$1	$1	$1
Interest	20	1	—

Supplemental schedule of non-cash transactions:
Conversion of notes payable and accrued interest to series E preferred stock	2,075	—	—
Issuance of bridge loan common stock warrants	—	—	—
Issuance of preferred stock warrants	—	—	—
Equity based deferred compensation	$173	$(13)	$677

See accompanying notes.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    General and Summary of Significant Accounting Policies

Description of business—CallWave, Inc. (CallWave, or the Company), was incorporated in August 1998, first marketed its free services in February 1999 and began marketing paid subscription services in April 2001. CallWave provides software-based communications application services that bridge calls across existing landline, mobile and Internet networks. CallWave’s wholly-owned subsidiary, Liberty Telecom, LLC, is a Competitive Local Exchange Carrier licensed by the Nevada Public Utilities Commission.

Pro forma balance sheet—The pro forma column on the balance sheet as of June 30, 2004 reflects the assumed automatic conversion of all outstanding convertible preferred stock into 8,538,515 shares of common stock.

Principles of consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Liberty Telecom, LLC. All significant intercompany balances and transactions have been eliminated.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Two accounts that are particularly sensitive to changes in estimates are the allowance for doubtful accounts and the valuation allowance for the deferred tax asset. Actual results could differ from those estimates.

Cash equivalents and marketable securities—All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents.

The Company considers its marketable securities available-for-sale as defined in SFAS 115 Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses and declines in value considered to be other than temporary are included in income. The cost of securities sold is based on the specific identification method. For short-term marketable securities, there were no material realized or unrealized gains or losses, nor any material differences between estimated fair values, based on quoted market prices, and the costs of securities in the investment portfolio as of June 30, 2004. The Company’s short-term marketable securities consist primarily of auction rate securities. These securities carry interest or dividend rates that reset every seven to 28 days but have contractual maturities of greater than one year.

Fixed assets—Fixed assets are stated at cost less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. Fixed assets are depreciated using the straight-line method over their estimated useful lives.

Fair value of financial instruments—The carrying amounts of the Company’s cash, accounts payable and other liabilities approximate fair value.

Revenue recognition—The Company earns revenues from paid subscriber services and, to a lesser extent, fees earned from local exchange carrier call termination access charges. Subsequent to June 30, 2003, the Company no longer earns revenue from advertising.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s subscriber revenues consist of monthly recurring subscription fees, which are paid in advance in one of three ways: a charge placed on the customers’ phone bill, credit card or paper invoice. In accordance with accounting principles generally accepted in the United States and with Securities and Exchange Commission Staff Accounting Bulletin 104, Revenue Recognition, which clarifies certain existing accounting principles for the timing of revenue recognition and classification of revenues in the financial statements, the Company recognizes revenue ratably over the subscription period beginning when there is persuasive evidence of an arrangement, our software has been successfully downloaded, the fees are fixed and determinable and collection is reasonably assured.

In addition to the direct relationship that the Company has with the majority of its paying subscribers, the Company also has a channel relationship agreement with an Internet service provider (ISP) whereby the ISP’s customers are offered a co-branded subscription service. Under the terms of this agreement, the Company receives a net payment from the ISP based upon the number of the ISP’s customers using the Company’s services. The Company records the net amount received from the ISP as revenue in accordance with Emerging Issues Task Force 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Advertising revenue is recognized as advertising is displayed based upon the contractual terms with our advertisers.

Local exchange carrier call termination access revenues consist of access charges paid by long-distance carriers to our wholly-owned subsidiary, Liberty Telecom, when it terminates a call from that long-distance carrier. Termination access revenue is recognized as call termination services are provided, since collectibility is reasonably assured at that time.

Deferred revenue—Deferred revenue consists of customer prepayments of subscription fees, which will be earned in the future under agreements existing at the balance sheet date. Deferred revenue is amortized ratably over the period in which services are provided.

Cost of sales—Cost of sales consists of billing and collection costs, long-distance telephone service expenses used to deliver the Company’s services and systems and telecommunications infrastructure. Sales expenses related to advertising revenues are also included in cost of sales.

Research and development—Research and development expenses consist principally of payroll and related expenses for research and development personnel and consultants. Research and development costs are expensed as incurred.

Advertising cost—Advertising costs are expensed as incurred. Advertising expense was $559,000, $1,304,000 and $3,755,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

Concentrations of credit risk—The Company has a concentration of credit risk from an agreement with a vendor for billing and collection services provided for a portion of the Company’s paid users. The Company would be subject to sustaining a loss relative to its current receivable balance if the vendor failed to perform under the terms of the agreement. The receivable from the vendor at June 30, 2003 and 2004 was $2,862,000 and $3,423,000, respectively.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s cash balances at financial institutions exceed the maximum amounts insured by the Federal Deposit Insurance Corporation.

Software development costs—Costs of software developed to be sold or licensed to the external market are accounted for under Statement of Financial Accounting Standards SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Under SFAS 86, the Company expenses the costs of research, including predevelopment efforts prior to establishing technological feasibility, and costs incurred for training and maintenance. Software development costs are capitalized when technological feasibility has been established and anticipated future revenues assure recovery of the capitalized amounts. Because of the relatively short time period between technological feasibility and product release, and the insignificant amount of cost incurred during such period, the Company has not capitalized any software development costs to date.

Impairment of long-lived assets—The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (Note 2).

Income taxes—Income taxes are recorded in accordance with SFAS 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company’s assets and liabilities result in a deferred tax asset, SFAS 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock-based compensation—The Financial Accounting Standards Board (FASB) issued SFAS 123, Accounting for Stock-Based Compensation, which requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation arrangements using the intrinsic value based method of accounting prescribed by APB Opinion 25, Accounting for Stock Issued to Employee (Opinion 25). Entities electing to remain with the accounting under Opinion 25 are required to make pro forma disclosures of net income as if the fair value based method of accounting under SFAS 123 has been applied. The Company has elected to account for employee stock-based compensation under the fair value based method under SFAS 123 and, accordingly, all compensation expense related to the fair value of options issued to employees has been reflected in the accompanying statements of operations.

Segment reporting—The Company operates in one reportable segment: software-based call-bridging services. The Company’s services are distributed primarily over the telephone and Internet networks, and thus, the Company operates in one geographic segment.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent accounting pronouncements—In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest; equity investors participate in losses or residual interests of the entity on a basis that differs from its ownership interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. The Company has not invested in any VIEs.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 requires that certain financial instruments that were accounted for as equity under previous guidance be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s financial statements.

Net income (loss) per share—The Company computes net income (loss) per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted- average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of shares issuable upon exercise of stock options and warrants and conversion of convertible preferred stock. The dilutive effect of outstanding stock options and warrants is reflected in diluted income (loss) per share by application of the treasury stock method. Convertible preferred stock is reflected on an if-converted basis.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Fiscal Year ended June 30,
	2002	2003	2004
	(in thousands, except per share data)
Basic and diluted net income per share:
Net income (loss) attributable to common stockholders	$(3,050)	$1,636	$11,515

Weighted-average common shares outstanding	5,500	5,562	5,886

Effect of dilutive securities:
Add: Stock options and warrants	—	1,190	1,249
Add: Convertible preferred shares	—	8,539	8,539

Weighted-average common shares outstanding for diluted calculation	5,500	15,291	15,674

Net income (loss) per share:
Basic	$(0.55)	$0.29	$1.96
Diluted	(0.55)	0.11	0.73
Pro forma basic			0.80

Pro forma basic net income per share has been computed to give effect to the conversion of 14,230,941 shares of convertible preferred stock into 8,538,515 common shares upon the closing

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Company’s initial public offering on an if-converted basis for the year ended June 30, 2004.

Options to purchase 406,940 and 16,620 shares with exercise prices equal to or greater than the average fair value of common stock were outstanding during the years ended June 30, 2003 and 2004, respectively. These options were excluded from the respective computations of diluted earnings per share because their effect would be anti-dilutive. In addition, options to purchase 1,620,000 shares were excluded from the computation of diluted earnings per share for the year ended June 30, 2002, because their effect would be anti-dilutive. 8,538,515 shares of convertible preferred stock were also excluded from the calculation of diluted earnings per share for the year ended June 30, 2002 because their effect would be anti-dilutive.

2.    Fixed Assets

Fixed assets, at cost, consist of the following:

	Useful Life	As of June 30,
		2003	2004
		(in thousands)
Software	3 years	$132	$359
Office equipment	5 years	54	68
Furniture and fixtures	5 years	178	189
Computers, machinery and equipment	5 years	3,096	3,532
Leasehold improvements	Shorter of lease term or 5 years	188	202

		3,648	4,350
Less accumulated depreciation and amortization		(1,884)	(2,607)

Fixed assets, net		$1,764	$1,743

Fixed assets purchased under capital leases consist of office equipment of $13,000 as of June 30, 2003 and 2004. Accumulated amortization on fixed assets purchased under capital leases was $8,000 and $11,000 as of June 30, 2003 and 2004, respectively.

Depreciation expense on fixed assets was $722,000, $834,000 and $758,000 which includes amortization of fixed assets acquired under capital lease obligations of $3,000, $3,000 and $3,000, for the years ended June 30, 2002, 2003 and 2004, respectively. Accumulated depreciation at June 30, 2004 includes a reduction of $35,000 from the impairment of $65,000 of fixed assets, resulting in an impairment loss of $30,000.

The Company recorded an impairment loss for the years ended June 30, 2003 and 2004 of $191,000 and $30,000, respectively, on certain computers, machinery and equipment. These assets were analyzed for impairment due to changes in the Company’s IT infrastructure that indicated that these assets would be disposed of significantly before the end of their previously estimated useful lives. The impairment loss is based upon an assessment of the recoverability of the assets.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    Related Party Transactions

During the year ended June 30, 2001, the Company issued a $2,000,000 convertible note bearing interest at 9% per annum to a significant stockholder. In August 2001, in connection with the Series E Convertible Preferred Stock agreement, this convertible note plus accrued interest of $75,000 was converted into 763,665 shares of Series E convertible preferred stock (convertible into 458,199 shares of common stock) (Note 4).

During the year ended June 30, 2003, the Company loaned $78,000 to a then-member of the board of directors, with accrued interest of 8% per annum payable monthly. The entire principal balance and accrued interest was repaid during the year ended June 30, 2004.

In February 2004, the Company entered into an agreement with Insight Venture Management, LLC, an affiliate of Insight Venture Associates IV, LLC, a shareholder of the Company, to make available to it certain of Insight’s business development personnel to assist the Company with market assessment, research and analysis. Under the terms of this agreement, the Company pays Insight $75,000 per year, payable in four quarterly installments at the end of each calendar quarter. Either party may terminate this agreement at any time. The price paid in this transaction was determined by considering the market rate for business development personnel possessing similar skills and experience.

4.    Stockholders’ Equity

Preferred Stock

As of June 30, 2004, the Company is authorized to issue 648,005 shares of Series A convertible preferred stock, 2,828,727 shares of Series B convertible preferred stock, 1,229,166 shares of Series C convertible preferred stock, 1,705,696 shares of Series D convertible preferred stock, 11,100,000 shares of Series E convertible preferred stock and 3,000,000 shares of Series E-1 convertible preferred stock.

The Company’s board of directors has the authority, upon the closing of an initial public offering, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but below the number of shares of such series then outstanding).

From August through December 1998, the Company issued 648,005 shares of Series A preferred stock at a price of $0.33333 per share resulting in proceeds of $210,000, net of issuance costs of $6,000. The Company had 648,005 shares of Series A preferred stock issued and outstanding as of June 30, 2004 (convertible into 388,802 shares of common stock).

In connection with investments made in the Company’s Series A preferred stock, from December 1998 to February 1999, the Company issued warrants to purchase up to 587,403 shares of common stock at an exercise price of $0.55 per share. The warrants were fully vested and had an original term of three years. The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

weighted-average risk-free interest rate of 4.84%, a weighted-average expected life of three years and 50% expected volatility. The Company reclassed the estimated fair value of the warrants of $127,000 from Series A preferred stock to common stock. In April 2000, warrants for the purchase of 18,000 shares of common stock were exercised. In December 2001, the Company’s board of directors extended the term of the remaining 569,403 warrants for an additional two years. In connection with the extension of the term of these warrants, the fair value of the warrants was re-measured using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.09%, a weighted-average expected life of two years and 50% expected volatility resulting in the Company recording additional compensation expense of $1,016,000 for the year ended June 30, 2002.

From May through July 1999, the Company issued 2,828,727 shares of Series B preferred stock at a price of $0.60 per share resulting in proceeds of $1,691,000, net of offering costs of $6,000. The Company had 2,828,727 shares of Series B preferred stock issued and outstanding as of June 30, 2004 (convertible into 1,697,223 shares of common stock).

From August through September 1999, the Company issued 1,229,166 shares of Series C preferred stock at a price of $1.20 per share resulting in proceeds of $1,472,000, net of issuance costs of $3,000. The Company had 1,229,166 shares of Series C preferred stock issued and outstanding as of June 30, 2004 (convertible into 737,495 shares of common stock).

From December 1999 through April 2000, the Company issued 1,705,696 shares of Series D preferred stock at a price of $2.40 per share resulting in proceeds of $4,084,000, net of offering costs of $10,000. The Company had 1,705,696 shares of Series D preferred stock issued and outstanding as of June 30, 2004 (convertible into 1,023,400 shares of common stock).

In connection with investments made in the Company’s Series D preferred stock, in December 1999 the Company issued warrants to purchase up to 135,000 shares of common stock at an exercise price of $4.00 per share. The warrants were fully vested and had an original term of three years. The fair value of each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 6.28%, a weighted-average expected life of three years and a 50% expected volatility. The Company reclassed the estimated fair value of the warrants of $7,000 from Series D preferred stock to common stock. In December 2001, the Company’s board of directors extended the term of the warrants for an additional two years. As the exercise price of the warrants exceeded the fair value of the underlying common stock on the date the board extended the exercise period and the other assumptions related to measuring the fair value of the warrants, including the risk-free interest rate, expected life and assumed dividend yield, had not changed significantly from the date of original issuance, the remeasurement of the warrants did not result in any additional compensation costs being recorded in connection with the extension of the exercise period of the warrants.

From October 2000 through August 2001, the Company issued 7,819,347 shares of Series E preferred stock at a price of $2.71 per share resulting in proceeds of $21,176,000, net of offering costs of $14,000, and include the conversion of the notes discussed in Note 3 and bridge loans discussed in Note 4. The Company had 7,819,347 shares of Series E preferred stock issued and outstanding as of June 30, 2004 (convertible into 4,691,595 shares of common stock).

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On February 11, 2004, the Company filed amended and restated articles of incorporation, which authorized 3,000,000 shares of Series E-1 convertible preferred stock. No shares of Series E-1 convertible preferred stock have been issued as of June 30, 2004.

Except as otherwise expressly stated, the rights, preferences, privileges, and restrictions of each share of preferred stock are identical. Each share of convertible preferred stock is convertible at the stockholder’s option, into six-tenths, or 0.6, of one share of common stock. The conversion ratio is subject to adjustment based on the occurrence of certain events. Each share of convertible preferred stock shall be automatically converted into shares of common stock at the then-applicable conversion price immediately upon the earlier to occur of (i) a public offering of the Company’s equity securities resulting in gross cash proceeds of at least $10,000,000, and where the price to the public is at least $5.00 per share and the offering price per share is at least 2.0 times the split adjusted price of the Series D convertible preferred stock of $4.00 (as adjusted for any stock dividends, combinations, splits and other adjustments with respect to such shares), or (ii) the date on which such automatic conversion is approved by the holders of at least 66 2/3% of the number of shares of preferred stock then outstanding.

The holders of convertible preferred stock shall be entitled to receive dividends, when and as declared by the board of directors at its sole discretion, in the same amount per share as declared on the common stock, treating each share of preferred stock for this purpose as equal to the number of shares of common stock into which such share of preferred stock is then convertible. No dividends shall be declared or paid on the preferred stock or common stock unless such dividend simultaneously is declared and paid with respect to both such classes, except that any dividend payable solely in common stock may be declared and paid only with respect to the common stock.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of all Series of preferred stock are entitled to receive preference to the common stock holders to any distribution of any assets of the Company in an amount per share equal to the original issue price of each class of preferred stock (as adjusted for any stock dividends, combinations, splits and other adjustments with respect to such shares), plus any declared and unpaid dividends (the preferential payment). Upon any liquidation, dissolution, or winding up of the Company, if funds are insufficient in relation to the aggregate original issue price of all shares of convertible preferred stock, then any shortfall shall be distributed ratably among the holders of each share of the preferred stock in the proportion that the original issue price of each such share (plus all declared but unpaid dividends) bears to the aggregate original issue price of all shares of convertible preferred stock outstanding (plus all declared but unpaid dividends thereon).

If upon any liquidation, dissolution, or winding up of the Company, there are excess funds in relation to the aggregate original issue price liquidation value of all shares of convertible preferred stock, then any excess funds shall be distributed among the holders of the preferred stock and the holders of the common stock pro rata based on the number of shares of common stock held by each assuming conversion of such preferred stock to common stock.

Each holder of shares of the convertible preferred stock as of any date shall be entitled to a number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted as of such date, and have voting rights and powers equal to the voting rights and powers of the common stock.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bridge Loans

From March 2000 to September 2000, the Company issued $5.8 million in bridge loans with maturity dates of 120 days and accrued interest of 7% per year. These loans could be held longer than 120 days at the holder’s option, and any portion of the principal and accrued and unpaid interest were convertible at the holder’s option into shares of the Company’s Series E preferred stock at $2.71 per share. In connection with these bridge loans, from March 2000 to September 2000, the Company issued warrants to purchase up to 438,000 shares of common stock at an exercise price of $2.50 per share, with an original term of three years. The fair value of the warrants of $434,000 was reclassed from notes payable to common stock upon issuance of the warrants and was amortized as additional interest expense thereby increasing the bridge loan liabilities up to their respective conversion values on the conversion dates which occurred in June 2001.

In December 2001, the Company’s board of directors extended the term of the bridge loan warrants for an additional two years. In connection with the extension of the term of these warrants, the fair value of the warrants was remeasured using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.09%, a weighted-average expected life of 3.5 years and a 50% expected volatility resulting in the Company recording additional compensation expense of $22,000 for the year ended June 30, 2002.

In June 2001, all of the outstanding bridge loans including accrued and unpaid interest of $420,000 were converted into 2,295,351 shares of Series E preferred stock at a conversion price of $2.71 per share (convertible into 1,377,211 shares of common stock).

Other Warrants

In addition to the warrants issued in connection with the Company’s Series A preferred stock, Series D preferred stock and bridge loans, the Company issued warrants during the year ended June 30, 2002, and prior years, to purchase up to 199,560 shares of common stock at exercise prices of between $0.55 – $4.00. These warrants were issued in connection with services provided to the Company, were fully vested upon issuance and had original terms of three years.

The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.85%, a weighted-average expected life of three years and 50% expected volatility. For the year ended June 30, 2002, the Company recorded compensation expense from the issuance of these warrants of $18,000.

In December 2001, the Company’s board of directors extended the term of a portion of these warrants to purchase up to 156,960 shares of common stock for an additional two years. In connection with the extension of the term of these warrants, the fair value of the warrants was remeasured using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.09%, a weighted-average expected life of three years and 50% expected volatility, resulting in the Company recording additional compensation expense of $190,000 for the year ended June 30, 2002.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Further, in connection with a loan agreement, in December 2000, the Company issued warrants to purchase up to 160,700 shares of Series E preferred stock at an exercise price of $2.40 per share (the preferred shares are convertible into 96,420 shares of common stock). The warrants were fully vested with a term of approximately seven years. The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.24%, a weighted-average expected life of 6.7 years and 50% expected volatility. The fair value of the warrants was treated as an increase in the carrying value of the Series E preferred stock and as a reduction in the carrying amount of loans payable and was amortized as additional interest expense. As the loan proceeds were received and repaid within the year ended June 30, 2001, the Company recorded additional interest expense from the amortization of the fair value of these warrants of $262,000 for the year ended June 30, 2001.

In addition, the Company issued warrants during the year ended June 30, 2003, to purchase up to 11,700 shares of common stock at exercise prices of $2.50 per share. These warrants were issued in connection with services provided to the Company, were fully vested upon issuance, non-forfeitable and had original terms of three years. The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 4.03%, a weighted-average expected life of three years and 50% expected volatility. For the year ended June 30, 2003, the Company had compensation expense from the issuance of these warrants of $11,000.

In addition, the Company issued warrants during the year ended June 30, 2004, to purchase up to 8,775 shares of common stock at exercise prices of $2.50 per share. These warrants were issued in connection with services provided to the Company, were fully vested upon issuance, non-forfeitable and had original terms of one year. The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 4.19%, a weighted-average expected life of one year and 50% expected volatility. For the year ended June 30, 2004, the Company had compensation expense from the issuance of these warrants of $1,000.

Common Stock

As of June 30, 2004, the Company is authorized to issue 50,000,000 shares of common stock. As of June 30, 2004, 11,753,880 shares of common stock are reserved for the 8,538,515 shares of preferred stock (as converted), 840,553 warrants and 2,374,812 stock options issued and outstanding.

5.    Stock Option Plans

As of June 30, 2004, the Company’s stock option plans consist of the 2000 Option Plan and the 1999 Option Plan. Shares reserved under these plans at June 30, 2004, consist of 2,250,000 shares and 1,350,000 shares authorized of which 1,549,619 and 498,260 options are outstanding under the 2000 and 1999 Option Plans, respectively.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s board of directors grants options at an exercise price equal to the fair market value of the Company’s common stock at the date of grant. Stock option grants have a term of ten years from the date of grant. Generally, stock options vest 1/8th after six months, and 1/48th per month thereafter, becoming fully vested in four years. The weighted-average fair value of stock options granted was estimated at the date of grant using the minimum-value option pricing model and the following assumptions:

	Fiscal Year Ended June 30,
	2002	2003	2004

Weighted average fair value of stock options granted	$0.32	$0.38	$0.73
Risk-free interest rate	4.97%	4.12%	4.21%
Expected life (in years)	4.0	4.0	4.0
Expected volatility	0.00%	0.00%	0.00%
Expected dividend yield	0.00%	0.00%	0.00%

The following table summarizes the Company’s stock option activity:

	Number of Shares	Weighted- Average Exercise Price
Balance June 30, 2001	1,357,498	$1.42
Options granted	694,614	1.80
Options canceled	(68,781)	1.87
Options exercised	(108,367)	0.57

Balance June 30, 2002	1,874,964	1.58
Options granted	201,690	2.50
Options canceled	(325,876)	1.77
Options exercised	(17,373)	0.60

Balance June 30, 2003	1,733,405	1.67
Options granted	897,455	2.87
Options canceled	(63,951)	2.23
Options exercised	(192,097)	1.57

Balance at June 30, 2004	2,374,812	2.11

As of June 30, 2003 and 2004, there are 1,070,066 and 1,686,741, respectively, exercisable options outstanding with a weighted-average exercise price of $1.65 and $1.80, respectively. As of June 30, 2003, and 2004, the weighted-average remaining contractual life of outstanding options is 7.4 years and 7.6 years, respectively.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding as of June 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.00 – $0.83	96,348	9.7	$0.01	96,348	$0.01
$0.84 – $1.67	1,206,590	6.4	1.39	1,124,188	1.37
$1.68 – $2.50	853,924	8.6	2.50	430,205	2.50
$2.51 – $3.33	134,850	9.7	2.81	—	—
$3.34 – $5.00	7,800	9.8	4.17	—	—
$5.01 – $8.33	19,200	9.8	7.08	—	—
$8.34 – $11.67	56,100	10.0	11.67	36,000	11.67

	2,374,812	7.6	2.11	1,686,741	1.80

Should the Company complete an initial public offering of its common stock, stock-based awards granted thereafter will be valued using the Black-Scholes option pricing model. In addition to the factors used to estimate the fair value of stock options issued using the minimum-value method, the Black-Scholes model considers the expected volatility of the Company’s stock price, determined in accordance with SFAS 123, in arriving at an estimated fair value. The minimum-value method does not consider stock price volatility.

Deferred Compensation

The Company recorded aggregate deferred compensation of $677,000 for the year ended June 30, 2004 and $173,000 for the year ended June 30, 2002 in connection with stock options issued to employees. For the year ended June 30, 2003, the Company recorded a net reduction to deferred compensation of $13,000, as the unamortized fair value of options cancelled during that year was greater than the fair value of options granted during that year. Total compensation expense recognized for the years ended June 30, 2002, 2003 and 2004, related to the amortization of deferred compensation was $126,000, $87,000 and $572,000, respectively.

6.    Commitments and Contingencies

Leases

The Company has leased fixed assets under non-cancelable capital leases (Note 2). At June 30, 2004, the Company had no remaining obligations under capital leases.

The Company leases office space under non-cancelable operating leases. Rental expense under operating lease agreements was $342,000, $391,000 and $447,000 for the years ended June 30, 2002, 2003, and 2004, respectively.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum commitments remaining under these agreements as of June 30, 2004, are as follows:

Minimum Commitment
Fiscal Year Ending June 30:	(in thousands)
2005	$407
2006	76
2007	49
2008	25
2009	0

Other Commitments and Contingencies

The Company has long-distance service agreements with four carriers. As of June 30, 2004, minimum obligations under these agreements due within one year total $2,485,000 and an additional $466,000 is due between one and two years. However, the Company expects to maintain some form of long-distance service agreements indefinitely, and will likely assume similar obligations following the expiration of these agreements. As of June 30, 2004, minimum obligations due within one year under agreements with providers of billing and collection services total $189,000, and an additional $50,000 is due between one and two years.

The Company and its subsidiary are subject to certain insignificant claims and may encounter future legal claims in the normal course of business. In the opinion of the Company, the resolution of existing legal claims are not expected to have a material adverse impact on the Company’s financial position, results of operations or cash flows. See Note 11 for a discussion of additional litigation.

7.    Interest Expense

Interest expense, which is reflected net of interest income in the accompanying statements of operations, was $56,000, $1,000 and $0 for the years ended June 30, 2002, 2003 and 2004, respectively. Accrued interest of $6,000 was converted into shares of Series E preferred stock under the terms of the bridge loans described in Note 4, during the year ended June 30, 2002.

8.    Income Taxes

The provision for income taxes consists of the following for each of the periods ended:

	June 30,
	2002	2003	2004
	(in thousands)
Current federal provision	$—	$—	$903
Current state	1	1	256
Deferred (benefit)	—	—	(1,664)

	$1	$1	$(505)

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between the effective tax rates and the statutory tax rates are reconciled as follows:

	June 30,
	2002	2003	2004
	(in thousands)
Statutory rate (34%) applied to income before provision for income taxes	$—	$622	$3,738
State taxes, net of Federal and other tax benefits	1	1	660
Non deductible expenses	—	7	252
Utilization of net operating loss and other tax benefit carryforwards	—	(629)	(3,491)
Change in valuation allowance	—	—	(1,664)

	$1	$1	$(505)

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities is presented below:

	June 30,
	2003	2004
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$11,945	$8,390
Tax credits	1,228	990
Equity compensation	737	2,139
Accrued payroll expenses	94	—
Other	415	435

Total deferred tax assets	14,419	11,954
Deferred tax liabilities:
Depreciation	(256)	(312)
Other	(11)	—
Valuation allowance	(14,152)	(9,978)

Net deferred taxes	$—	$1,664

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences and net operating losses become deductible and tax credits become usable. Use of net operating loss and other carryforwards are limited by the “change of ownership” rules described below. Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. The valuation allowance decreased by approximately $4,174,000 for the year ended June 30, 2004 and $550,000 during the year ended June 30, 2003 primarily due to the current utilization of net operating loss and tax credit carryforwards during each period, and the expected benefit of future net operating loss and tax credit carryforwards that the Company believes will be utilized in the next two fiscal years based on projected taxable income.

As of June 30, 2004, the Company has cumulative net operating loss carryforwards for federal and California income tax purposes of approximately $20 million and $26 million respectively. The losses begin to expire in fiscal year 2006. In addition, the Company has

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available tax credit carryforwards of approximately $970,000 and $20,000 for federal and California tax purposes, respectively. The federal tax credits begin to expire in 2028. California tax credits can be carried over indefinitely.

Due to the “change of ownership” provision of the Tax Reform Act of 1986, utilization of the Company’s net operating loss and tax credit carryforwards are subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

On September 11, 2002, the Governor of California signed into law new tax legislation that suspended the use of California net operating loss carryforwards into the Company’s tax years ending June 30, 2003 and 2004. As a result, the Company cannot use its California net operating loss carryforwards to offset its taxable income for the years ended June 30, 2003 and 2004. The Company eliminated its California tax using tax credit carryforwards for both periods. This suspension will not apply to the Company’s tax years ending June 30, 2005, and beyond.

9.    Employee Benefit Plan

The Company has a 401(k) savings plan covering substantially all of its employees. Eligible employees may contribute through payroll deductions. The Company matches employees’ contributions at the discretion of the Company’s board of directors. Through June 30, 2004, the Company has not matched employee contributions to the 401(k) savings plan.

10.    Subsequent Events

In connection with a proposed public offering of the Company’s common stock, on September 20, 2004, the Company effected a 3-for-5 reverse stock split of the Company’s common stock. All share, per share and conversion amounts relating to common stock, stock options and common stock warrants included in the accompanying financial statements and footnotes have been retroactively adjusted to reflect the impact of the reverse stock split.

The Company’s 2004 Stock Incentive Plan was adopted by the board of directors in April 2004, and approved by the stockholders in September 2004. The Company intends to file a registration statement covering the shares available for issuance under the 2004 Stock Incentive Plan after completion of an initial public offering. The Company has reserved 1,700,000 shares of common stock for issuance under the 2004 Stock Incentive Plan.

The Company’s Employee Stock Purchase Plan was adopted by the board of directors in April 2004 and approved by the stockholders in September 2004. The Company intends to file a registration statement covering the shares available for issuance under the Employee Stock Purchase Plan after the completion of an initial public offering. The Company has reserved 120,000 shares of common stock for issuance under the Employee Stock Purchase Plan.

11.    Subsequent Events (unaudited)

In July 2004, a licensing agent for J2 Global Communications, Inc., or J2, sent to the Company a letter suggesting that an aspect of its services may employ inventions covered by

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U. S. Patent No. 6,350,066, or the ‘066 patent, and offering a non-exclusive license for that patent. On August 24, 2004, J2 filed a complaint against the Company in the United States District Court for the Central District of California alleging that the Company’s operations infringe the ‘066 patent. J2’s complaint seeks unspecified damages and permanent injunctive relief, among other relief. The Company anticipates that J2 will continue to pursue litigation with respect to its claims, and can offer no assurance that its present operations or past operations will not be determined to infringe or to have infringed the ‘066 patent.

In the event of an adverse result in the J2 litigation, or in any other litigation with third parties that could arise in the future with respect to intellectual property rights relevant to the Company’s services, the Company could be required to pay substantial damages, including treble damages if it is held to have willfully infringed, to cease the use and sale of infringing services, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. The Company cannot be certain that licenses will be available from J2, or any third party that has such intellectual property claims against us, on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention even if the Company ultimately prevails. Accordingly, the Company cannot predict whether the J2 matter will have a material adverse effect on its business, operating results, financial condition or cash flows. Due to the early stage of this litigation, and because J2 has sought unspecified damages, neither the outcome of this litigation nor any costs and payments resulting from the litigation nor any settlement can be determined at this time. Accordingly, no provision for any loss which may result from the J2 litigation has been recorded in the accompanying financial statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                 , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

CallWave, Inc.

4,000,000 Shares

Common Stock

Deutsche Bank Securities

Piper Jaffray

First Albany Capital

WR Hambrecht + Co

Prospectus

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$6,412
NASD filing fee	7,400
Nasdaq National Market listing fee	5,000
Printing and engraving expenses	150,000
Legal fees and expenses	750,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees and expenses	20,000
Miscellaneous	61,188

Total	$1,500,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the registrant has entered into separate indemnification agreements with its directors and officers that requires the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. The registrant also maintains director and officer liability insurance.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities

We have sold and issued the following unregistered securities since July 1, 2001:

Issuance of Capital Stock

From May to August 2001, we issued and sold an aggregate of 7,819,347 shares of our Series E preferred stock to 34 individual and institutional investors for an aggregate purchase price of $21,190,430.

In December 2002, we issued a warrant to purchase 11,700 shares of our common stock to David Radoff in connection with services provided to us, for $2.50 per share, exercisable until December 2005.

In March 2004, we issued a warrant to purchase 2,775 shares of our common stock to Andrew Winchester in connection with services provided to us for $2.50 per share, exercisable until March 2005.

In April 2004, we issued a warrant to purchase 6,000 shares of our common stock to David Isenberg in connection with services provided to us, for $2.50 per share, exercisable until April 2005.

Upon the completion of this offering, each outstanding share of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series E-1 preferred stock, if any, will convert into six-tenths, or 0.6, of one share of common stock.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, each such recipient had access to information about us and we had reasonable grounds for determining that each such recipient was an “accredited investor” as defined in Rule 501(a) under the Securities Act. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Stock Option Grants

From July 1, 2000 to August 31, 2004, we had issued and sold to employees, directors and consultants an aggregate of 331,601 shares of our common stock upon the exercise of stock options, at exercise prices ranging from $0.55 to $2.50 per share.

The issuance of stock options and the common stock issuable upon exercise of such options were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about CallWave or had access, through employment or other relationships, to such information.

All of the above information with respect to common stock assumes a 3-for-5 reverse stock split of our common stock effected prior to the completion of this offering.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated by reference herein.

Exhibit No.	Description

1.1*	Underwriting Agreement.

2.1	Agreement of Merger between CallWave, Inc., a California corporation, and CallWave, Inc., a Delaware corporation.

3.1*	Certificate of Incorporation of the Registrant.

3.2	Amended and Restated Certificate of Incorporation of the Registrant.

3.3*	Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of the offering.

3.4*	Bylaws of the Registrant.

4.1*	Form of Specimen Stock Certificate.

4.2*	Amended and Restated Investor Rights Agreement dated May 31, 2001.

4.3*	First Amendment to Amended and Restated Investor Rights Agreement dated February 12, 2004.

5.1*	Opinion of Reicker, Pfau, Pyle, McRoy & Herman LLP.

9.1*	Irrevocable Proxy and Voting Agreement dated February 12, 2004.

10.1*	Form of Indemnification Agreement to be entered into between the Registrant and its directors and executive officers.

10.2*

Stockholders’ Agreement dated February 12, 2004, by and between the Registrant, affiliates of Insight Venture Associates, LLC, New Millennium Partners II, LP, Woodland Venture Fund, LP, Peter V. Sperling, Stephanie Sperling, David Hofstatter, David Trandal, Jason Spievak Wheatley Partners, LLC, Wheatley Foreign Partners III, L.P., Wheatley Partners II, L.P., Wheatley Partners III, L.P., Wheatley Associates III, L.P., Wheatley Foreign Partners, L.P., Brookwood Partners, Woodland Partners, Seneca Ventures, Barry Rubenstein, Summerhill Trust and Delphi Ventures, LLC.

10.3*

Securities Purchase Agreement dated February 12, 2004, by and between the Registrant, Insight Venture Partners IV, LP, Insight Venture Partners (Cayman) IV, LP, Insight Venture Partners IV (Co-Investors), LP, Insight Venture Partners IV (Fund B), LP, Delphi Ventures, LLC, Peter V. and Stephanie Sperling, David Hofstatter, David Trandal, Palmer G. Jackson, Jr., and Scott C. Brittingham Living Trust.

10.4*

Standard Industrial/Commercial Multi-Tenant Lease dated March 13, 2000, by and between Marc and Meryl A. Winnikoff, Trustees under the Marc & Meryl Winnikoff Living Trust dated July 11, 1997, and the Registrant.

10.5*	Standard Office Lease dated April 5, 2000, by and between Timm Properties II and the Registrant.

10.6*	Lease Agreement dated April 1, 2001, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.7*	First Amendment to Lease Agreement dated December 17, 2002, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.8*	Standard Office Lease dated December 18, 2001, by and between Timm Properties II and the Registrant.

10.9†*	Co-location Agreement dated September 1, 2003, by and between Colocation Gateways, LLC, and Liberty Telecom, LLC.

Exhibit No.	Description

10.10*	1999 Stock Option Plan.

10.11*	2000 Stock Option Plan.

10.12*	First Amendment to 2000 Stock Option Plan.

10.13*	Second Amendment to 2000 Stock Option Plan.

10.14*	Third Amendment to 2000 Stock Option Plan.

10.15*	2004 Stock Incentive Plan.

10.16*	2004 Employee Stock Purchase Plan.

10.17*	2003 Cash Bonus Plan.

10.18*	Employment Agreement dated April 27, 2004, by and between David Hofstatter and the Registrant.

10.19*	Employment Agreement dated April 27, 2004, by and between Jason Spievak and the Registrant.

10.20†*	Select Account Network Services Agreement dated October 27, 2000, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.21†*	Amendment No. 1 to Master Services Agreement dated April 2, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.22*	Amendment No. 2 to Agreement for Retail United States Services dated November 5, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.23†*	Amendment to Agreement for Retail United States Services dated July 29, 2003, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.24†*	Enhanced Services Provider Access Service Agreement dated November 1, 1999, by and between Liberty Telecom, LLC, and the Registrant, and Amendment No. 1 thereto dated January 1, 2002.

10.25†*	Carrier Services Agreement dated May 29, 2001, by and between Qwest Communications Corporation and the Registrant.

10.26†*	Transwork Services Agreement dated October 24, 2001, by and between TransWorks Information Services Private Limited and the Registrant.

10.27†*	SS7 Direct Service Agreement dated December 17, 2003, by and between MCI Worldcom Network Services, Inc. and Liberty Telecom, LLC.

10.28†*	MCI Service Agreement dated April 8, 2004, by and between MCI Worldcom Communications, Inc. and the Registrant.

10.29*	Master Network Interconnection and Resale Agreement dated July 20, 2003, between Liberty Telecom, LLC and Central Telephone Company-Nevada dba Sprint of Nevada.

10.30†*	Master Service Agreement dated April 30, 2004, by and between Level 3 Communications, LLC, and Registrant.

10.31†*	EarthLink Partner Agreement dated March 2003, by and between EarthLink, Inc., and the Registrant.

10.32†*	First Amendment to EarthLink Partner Agreement dated January 6, 2004, by and between EarthLink, Inc., and the Registrant.

10.33†*	Second Amendment to EarthLink Partner Agreement dated March 19, 2004, by and between EarthLink, Inc., and the Registrant.

Exhibit No.	Description

10.34†*	Enhanced Service Billing and Information Management Services Agreement dated November 21, 2002, by and between Enhanced Services Billing, Inc., and the Registrant.

10.35†*	OSG Print and Mail Fulfillment Services Agreement dated September 1, 2003, by and between Output Service Group and the Registrant.

10.36†*	Payment Services Merchant Services Agreement dated October 11, 2002, by and between VeriSign, Inc., and Registrant.

10.37*	Agreement between Nevada Bell and Liberty Telecom, LLC.

10.38†*	First Addendum to Master Service Agreement dated June 29, 2004, by and between Level 3 Communications, LLC and the Registrant.

10.39*	Employment Agreement dated August 11, 2004, by and between John Greathouse and the Registrant.

21.1*	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Reicker, Pfau, Pyle, McRoy & Herman LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-7 of this Registration Statement).

*	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

The following schedule required to be filed by Item 16(b): Schedule II—Valuation and Qualifying Accounts for each of the three years ended June 30, 2004.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements of the notes thereto.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on September 27, 2004.

CALLWAVE, INC.

By:	/s/ David F. Hofstatter
David F. Hofstatter President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ David F. Hofstatter David F. Hofstatter	President, Chief Executive Officer and Director (Principal Executive Officer)	September 27, 2004

/s/ Jason S. Spievak Jason S. Spievak	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 27, 2004

* Peter V. Sperling	Chairman and Director	September 27, 2004

* David S. Trandal	Director	September 27, 2004

* Jerry Murdock	Director	September 27, 2004

* Jeffrey O. Henley	Director	September 27, 2004

* Michael S. Noling	Director	September 27, 2004

*By	*/s/ Jason S. Spievak
Jason S. Spievak Attorney-in-Fact

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Charged to Expense	Deductions	Balance at End of Year
Year ended June 30, 2004: Allowance for doubtful accounts	272	1,146	1,016	402
Year ended June 30, 2003: Allowance for doubtful accounts	42	498	268	272
Year ended June 30, 2002: Allowance for doubtful accounts	28	93	79	42

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Underwriting Agreement.

2.1	Agreement of Merger between CallWave, Inc., a California corporation, and CallWave, Inc., a Delaware corporation.

3.1*	Certificate of Incorporation of the Registrant.

3.2	Amended and Restated Certificate of Incorporation of the Registrant.

3.3*	Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of the offering.

3.4*	Bylaws of the Registrant.

4.1*	Form of Specimen Stock Certificate.

4.2*	Amended and Restated Investor Rights Agreement dated May 31, 2001.

4.3*	First Amendment to Amended and Restated Investor Rights Agreement dated February 12, 2004.

5.1*	Opinion of Reicker, Pfau, Pyle, McRoy & Herman LLP.

9.1*	Irrevocable Proxy and Voting Agreement dated February 12, 2004.

10.1*	Form of Indemnification Agreement to be entered into between the Registrant and its directors and executive officers.

10.2*

Stockholders’ Agreement dated February 12, 2004, by and between the Registrant, affiliates of Insight Venture Associates, LLC, New Millennium Partners II, LP, Woodland Venture Fund, LP, Peter V. Sperling, Stephanie Sperling, David Hofstatter, David Trandal, Jason Spievak Wheatley Partners, LLC, Wheatley Foreign Partners III, L.P., Wheatley Partners II, L.P., Wheatley Partners III, L.P., Wheatley Associates III, L.P., Wheatley Foreign Partners, L.P., Brookwood Partners, Woodland Partners, Seneca Ventures, Barry Rubenstein, Summerhill Trust and Delphi Ventures, LLC.

10.3*

Securities Purchase Agreement dated February 12, 2004, by and between the Registrant, Insight Venture Partners IV, LP, Insight Venture Partners (Cayman) IV, LP, Insight Venture Partners IV (Co-Investors), LP, Insight Venture Partners IV (Fund B), LP, Delphi Ventures, LLC, Peter V. and Stephanie Sperling, David Hofstatter, David Trandal, Palmer G. Jackson, Jr., and Scott C. Brittingham Living Trust.

10.4*

Standard Industrial/Commercial Multi-Tenant Lease dated March 13, 2000, by and between Marc and Meryl A. Winnikoff, Trustees under the Marc & Meryl Winnikoff Living Trust dated July 11, 1997, and the Registrant.

10.5*	Standard Office Lease dated April 5, 2000, by and between Timm Properties II and the Registrant.

10.6*	Lease Agreement dated April 1, 2001, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.7*	First Amendment to Lease Agreement dated December 17, 2002, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.8*	Standard Office Lease dated December 18, 2001, by and between Timm Properties II and the Registrant.

10.9†*	Co-location Agreement dated September 1, 2003, by and between Colocation Gateways, LLC, and Liberty Telecom, LLC.

10.10*	1999 Stock Option Plan.

10.11*	2000 Stock Option Plan.

Exhibit No.	Description

10.12*	First Amendment to 2000 Stock Option Plan.

10.13*	Second Amendment to 2000 Stock Option Plan.

10.14*	Third Amendment to 2000 Stock Option Plan.

10.15*	2004 Stock Incentive Plan.

10.16*	2004 Employee Stock Purchase Plan.

10.17*	2003 Cash Bonus Plan.

10.18*	Employment Agreement dated April 27, 2004, by and between David Hofstatter and the Registrant.

10.19*	Employment Agreement dated April 27, 2004, by and between Jason Spievak and the Registrant.

10.20†*	Select Account Network Services Agreement dated October 27, 2000, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.21†*	Amendment No. 1 to Master Services Agreement dated April 2, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.22*	Amendment No. 2 to Agreement for Retail United States Services dated November 5, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.23†*	Amendment to Agreement for Retail United States Services dated July 29, 2003, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.24†*	Enhanced Services Provider Access Service Agreement dated November 1, 1999, by and between Liberty Telecom, LLC, and the Registrant, and Amendment No. 1 thereto dated January 1, 2002.

10.25†*	Carrier Services Agreement dated May 29, 2001, by and between Qwest Communications Corporation and the Registrant.

10.26†*	Transwork Services Agreement dated October 24, 2001, by and between TransWorks Information Services Private Limited and the Registrant.

10.27†*	SS7 Direct Service Agreement dated December 17, 2003, by and between MCI Worldcom Network Services, Inc. and Liberty Telecom, LLC.

10.28†*	MCI Service Agreement dated April 8, 2004, by and between MCI Worldcom Communications, Inc. and the Registrant.

10.29*	Master Network Interconnection and Resale Agreement dated July 20, 2003, between Liberty Telecom, LLC and Central Telephone Company-Nevada dba Sprint of Nevada.

10.30†*	Master Service Agreement dated April 30, 2004, by and between Level 3 Communications, LLC, and Registrant.

10.31†*	EarthLink Partner Agreement dated March 2003, by and between EarthLink, Inc., and the Registrant.

10.32†*	First Amendment to EarthLink Partner Agreement dated January 6, 2004, by and between EarthLink, Inc., and the Registrant.

10.33†*	Second Amendment to EarthLink Partner Agreement dated March 19, 2004, by and between EarthLink, Inc., and the Registrant.

10.34†*	Enhanced Service Billing and Information Management Services Agreement dated November 21, 2002, by and between Enhanced Services Billing, Inc., and the Registrant.

Exhibit No.	Description

10.35†*	OSG Print and Mail Fulfillment Services Agreement dated September 1, 2003, by and between Output Service Group and the Registrant.

10.36†*	Payment Services Merchant Services Agreement dated October 11, 2002, by and between VeriSign, Inc., and Registrant.

10.37*	Agreement between Nevada Bell and Liberty Telecom, LLC.

10.38†*	First Addendum to Master Service Agreement dated June 29, 2004, by and between Level 3 Communications, LLC and the Registrant.

10.39*	Employment Agreement dated August 11, 2004, by and between John Greathouse and the Registrant.

21.1*	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Reicker, Pfau, Pyle, McRoy & Herman LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-7 of this Registration Statement).

*	Previously filed
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.